As filed with the Securities and Exchange Commission on March 27, 2012

Registration No. 333-178547

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Coskata, Inc.

(Exact name of registrant as specified in charter)

Delaware	2860	20-4811210
(State or other jurisdiction of incorporation	(primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4575 Weaver Parkway

Warrenville, Illinois 60555

(630) 657-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William J. Roe

President and Chief Executive Officer

Coskata, Inc.

4575 Weaver Parkway

Warrenville, Illinois 60555

(630) 657-5800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Gerald T. Nowak, P.C. Paul Zier Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 27, 2012

PRELIMINARY PROSPECTUS

             Shares

Coskata, Inc.

Common Stock

$             per share

This is the initial public offering of our common stock. We are selling              shares of our common stock. We currently expect the initial public offering price to be between $             and $             per share of common stock.

We have granted the underwriters an option to purchase up to              additional shares of common stock to cover over-allotments.

We intend to apply to have our common stock listed on The NASDAQ Global Market under the symbol “COSK.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Coskata, Inc. (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2012 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	Barclays	Piper Jaffray

Co-Manager

Raymond James

                    , 2012.

coskata

A technology leader in alternative fuels & chemicals

coskata

Proprietary Technology Platform

Low-Cost Production with High Yields

Significant Feedstock Flexibility

Multiple Products Targeting Large Markets

Over 15,000 hours of operations at Lighthouse, our demonstration-scale facility in Pennsylvania

We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

CERTAIN DEFINED TERMS

The following terms used in this prospectus have the meanings assigned to them below:

“ASTM International”	ASTM International (formerly known as the American Society for Testing and Materials), a developer and provider of international voluntary consensus standards.
“EIA”	U.S. Energy Information Administration, a U.S. government agency which collects, analyzes and disseminates energy information, including information with respect to energy production, demand, imports, exports and pricing.
“EISA”	Energy Independence and Security Act of 2007.
“GHG”	Greenhouse gas.
“ICIS”	ICIS, a provider of price information, news and analysis for the global chemical, energy and fertilizer industries.
“mmBtu”	One million Btus, a standard unit of measurement used to denote the amount of heat required to increase the temperature of a pint of water by one degree Fahrenheit.
“OECD-FAO”	The Organization for Economic Cooperation and Development (OECD) and the United Nation’s Food and Agriculture Organization (FAO), which collaborate on publications in the field of agricultural market outlook.
“RFA”	Renewable Fuels Association, the trade association for the U.S. ethanol industry.
“RFS”	The Renewable Fuel Standard Program created under the Energy Policy Act of 2005.
“RFS2”	The Renewable Fuel Standard Program, as amended by the Energy Independence and Security Act of 2007.
“RISI”	RISI, Inc., a research organization focusing on the global forest products industry.
“Sandia”	Sandia National Laboratories, a government-owned facility developing technologies to support U.S. national security.
“SRI Consulting”	SRI Consulting, a business research service for the global chemistry industry.
“ton”	A short ton, or 2,000 pounds.
“Total Petrochemicals”	Total Petrochemicals Research Feluy S.A.
“USDA”	United States Department of Agriculture.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our financial statements and related notes before deciding whether to purchase shares of our common stock. Some of the statements in this summary constitute forward-looking statements, with respect to which you should review the section of this prospectus entitled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “Coskata,” “our company,” “we,” “us,” “our” and “our business” in this prospectus refer to Coskata, Inc. together with its subsidiaries, if any.

Coskata, Inc.

Company Overview

We are a technology leader in alternative fuels and chemicals. Our low-cost, proprietary process converts a wide variety of abundant feedstocks, such as woody biomass, agricultural residues, municipal wastes, natural gas and other carbon-containing materials, into fuels and chemicals. We have combined best-in-class synthesis gas production and cleaning technologies with our molecular biology and process engineering capabilities to create a novel synthesis gas fermentation technology platform. While our technology platform is capable of producing multiple alternative fuels and chemicals, we are initially focused on producing cellulosic ethanol for the large, established ethanol market. We operated a production facility at demonstration-scale for more than two years where we achieved what we believe to be the highest yield of cellulosic ethanol per bone dry ton of feedstock demonstrated at this scale, in addition to converting natural gas to ethanol. In 2012 we expect to begin constructing our first commercial-scale ethanol production facility. We believe our high yield and low production cost provide us with a competitive advantage compared to other producers.

Historically, there were two widely-recognized conversion methods for the production of cellulosic ethanol: biochemical and thermochemical. Our proprietary technology platform utilizes a third, hybrid biothermal process which combines key elements of the biochemical and thermochemical methods and allows us to leverage the benefits of each method without subjecting us to many of their limitations. This biothermal process was noted by Sandia as being the highest-yielding approach for the production of cellulosic ethanol. According to an August 2009 report from Sandia, yields at early commercial facilities using biochemical and thermochemical conversion are projected to be 55 and 74 gallons of ethanol per bone dry ton of feedstock, respectively. Based on production runs at our demonstration facility in Madison, Pennsylvania, we expect to achieve yields of 100 gallons per bone dry ton of softwood at our first commercial production facility, which is consistent with Sandia’s estimate for initial biothermal yields.

Our high yields and low cost for cellulosic ethanol are driven primarily by four factors in our production process:

•	the conversion of feedstock into synthesis gas, or syngas, which makes more of the carbon in the feedstocks available for conversion into renewable fuels and chemicals;

•

the use of proprietary micro-organisms that ferment syngas to produce renewable fuels and chemicals with a high degree of target end-product selectivity, minimizing production of less-valuable by-products;

•	the elimination of expensive chemical catalysts and enzymes; and

•	the use of an integrated platform design that allows for a continuous production process.

At our demonstration-scale facility in Madison, Pennsylvania, which we refer to as Lighthouse, we operated our technology platform to produce ethanol for over 15,000 hours. At this facility we converted a wide variety of feedstocks, including wood chips, wood waste, sorted municipal solid waste, and natural gas, into ethanol. Our first commercial facility will be built in Boligee, Alabama. The initial production capacity of this facility, which we refer to as Flagship, will be 16 million gallons of ethanol per year (including approximately five million gallons per year produced from natural gas), representing a single integrated production line of our technology platform. We expect to build out Flagship to achieve total production capacity of 78 million gallons of ethanol per year. The primary feedstock for this facility, wood chips and wood waste, is in plentiful supply in the region and allows us to capitalize on existing wood gathering and processing infrastructure. We believe that utilizing natural gas as a second feedstock for the first phase of Flagship will allow us to demonstrate our natural gas-to-ethanol process at commercial scale, as well as to reduce the risks associated with a single gasifier production line by facilitating the production of ethanol on a nearly continuous basis even during gasifier downtime.

When fully built out, we expect Flagship to produce fuel-grade cellulosic ethanol from softwood at an unsubsidized operating cost of less than $1.50 per gallon, net of the sale of co-products such as electricity, assuming a feedstock cost of $64 per bone dry ton of softwood. Our unsubsidized operating costs consist of feedstock costs, processing costs (such as utilities), raw material costs (such as organism nutrients) and other costs (such as denaturant, labor, maintenance and overhead), and exclude depreciation and amortization. We have deducted electricity sales from our cost calculation because we expect to produce energy in excess of our needs at our Flagship facility and have included in our design the ability to convert excess energy into electricity.

We expect to realize even lower per-unit cellulosic ethanol production costs at future facilities by capitalizing on process efficiencies, economies of scale, ongoing improvements in our micro-organisms, sales of co-products or power, and co-location of our facilities with existing industrial plants. As a result, we believe that in the long term we could achieve yields of 110 gallons of cellulosic ethanol per bone dry ton of softwood and unsubsidized operating costs approaching $1.00 per gallon, net of revenue from the sale of co-products such as electricity, assuming a feedstock cost of $64 per bone dry ton of softwood. These estimates are subject to significant uncertainties and numerous assumptions, including increases in process efficiencies, economies of scale and ongoing improvements in our micro-organisms. We expect to achieve these long-term yields and production costs over a five to ten year period.

Our process can utilize a variety of carbon-containing feedstocks to produce alternative fuels and chemicals, resulting in significant flexibility. We expect to use a wide variety of other feedstocks, in addition to woody biomass, for subsequent facilities, including municipal solid waste, agricultural residues, energy crops and fossil fuel sources. Municipal solid waste is a particularly advantageous feedstock, since it can generally be procured for low or negative cost. As a result, we expect that utilizing municipal solid waste in our production process will result in the production of cellulosic ethanol at significantly lower operating costs per gallon than our facilities that utilize woody biomass as a feedstock. We also believe that corn ethanol producers can expand their capacity by co-locating our technology at their existing ethanol production facilities, since it would allow them to convert agricultural residue into cellulosic ethanol.

We believe converting natural gas to ethanol in North America presents an attractive opportunity for our technology due to the low cost of natural gas relative to transportation fuels. According to the EIA, during 2011, gasoline was approximately six to eight times more expensive than natural gas per mmBtu. We believe that processes which convert natural gas to more expensive transportation fuels will offer attractive economics by allowing producers to take advantage of the difference in value between the two commodities.

For facilities built after Flagship, we expect to produce fuel-grade ethanol from natural gas at an unsubsidized operating cost of less than $1.50 per gallon, assuming a feedstock cost of $4 per mmBtu of natural gas. According to Bloomberg, on March 21, 2012, the spot price for natural gas at the Henry Hub in Louisiana was $2.24 per mmBtu, compared to a 10-year average spot price of $4.22 per mmBtu. According to the EIA, prices are expected to remain below $5 per mmBtu through 2015. Our unsubsidized operating costs consist of feedstock costs, processing costs (such as electricity), raw material costs (such as organism nutrients) and other costs (such as denaturant, labor, maintenance and overhead), and exclude depreciation and amortization.

Our proprietary technology platform can produce valuable bio-based chemicals in addition to alternative fuels like cellulosic ethanol. We are currently collaborating with Total Petrochemicals to develop a unique micro-organism-based technology that produces propanol, a three-carbon precursor to propylene, from the same range of feedstocks that we have already utilized to produce cellulosic ethanol. We believe the coupling of our propanol technology with proprietary technology to dehydrate alcohol into alkenes, including propanol into propylene, under development by Total Petrochemicals together with IFP Energies Nouvelles & Axens, will result in a cost-effective new process for the production of propylene from non-petroleum materials. Over time, we expect to further expand our platform to produce valuable four, five and six carbon chain chemicals. We have already demonstrated in a laboratory setting the production of propanol, butanol, butanediol, hexanol, organic acids and certain fatty acids.

Our Market Opportunity

As a result of our low-cost syngas fermentation process, we are able to immediately address the global fuel-grade ethanol market, estimated by the RFA to be a 23 billion gallon market in 2010. Our ethanol will also address the approximately 1.6 billion gallon global industrial ethanol market and can be converted into ethylene, a $140 billion market, based on 2010 market data as of September 2011. In the future, our propanol production technology, combined with alcohol dehydration technology to produce propylene from propanol, under development by Total Petrochemicals together with IFP Energies Nouvelles & Axens, is expected to target the $100 billion global propylene market, based on 2010 market data as of September 2011.

Our first commercial facility, Flagship, will target the U.S. fuel-grade ethanol market. In addition to having drop-in capability with existing infrastructure, fuel ethanol is the most common biofuel, with the United States consuming 13 billion gallons in 2010, according to data accessed from the RFA in November 2011. At a December 9, 2011 market price of $2.71 per gallon, this represents a $35 billion market. RFS2, a U.S. government incentive program, currently mandates that 21 billion gallons of advanced biofuels be produced by 2022, including at least 16 billion gallons of cellulosic biofuels. We believe we will be one of the first companies in the world to produce cellulosic ethanol at commercial-scale using a syngas fermentation process, qualifying us for both advanced biofuel and cellulosic biofuel credits under RFS2. We will selectively target international markets based on feedstock availability, strong market demand and local government support.

Our ethanol can be converted with dehydration technology to ethylene, a key petrochemical building block. Ethylene, a two carbon hydrocarbon, is used for automotive fluids, insulation pipes and polyethylene plastics, such as trash bags and milk cartons. Worldwide demand for ethylene was approximately 121 million metric tons in 2010, based on market data as of September 2011. Our platform technology can also produce propanol, a precursor to propylene. Propylene is a key input to the plastics and petrochemical industry that is used for everyday products such as packaging, textiles and automotive components. Worldwide demand for propylene was approximately 80 million metric tons in 2010, based on market data as of September 2011.

Our Production Technology Platform

Our fully-integrated biorefinery platform allows for the high-yield, low-cost production of renewable and non-renewable fuels and chemicals from numerous carbon-containing feedstocks by combining three major process steps: syngas production, fermentation and separation. Importantly, our process is not dependent on sugar-based feedstocks or the use of enzymes and catalysts. Our integrated technology platform encompasses all aspects of the production process, from feedstock handling to product separation. By working with a select group of partners on syngas production and ethanol separation, we believe we have been able to minimize scale-up risk associated with our process while maintaining feedstock and end-product flexibility. With our process, the three core steps of syngas production, fermentation and separation remain in place regardless of the feedstock being utilized or the end-product being produced.

Our Commercialization Plan

We intend to take a flexible approach to commercialization that will include wholly-owned facilities, joint ventures and licensing to maximize our technology’s flexibility and potential value. Flagship will be our first commercial-scale project employing our technology platform. In addition to building and operating facilities, we plan to enter into joint ventures for the co-ownership of facilities and to license our technology platform to third parties. We believe this strategy will drive market penetration while minimizing our capital requirements.

Flagship

When fully built out, we expect that Flagship will be capable of producing approximately 73 million gallons of ethanol per year using wood chips and wood waste as a feedstock and approximately five million gallons of ethanol per year using natural gas as a feedstock. The project will be completed in two phases, with Phase I representing a single integrated train of our design with a capacity to produce approximately 16 million gallons per year, including approximately five million gallons produced using natural gas as a second feedstock. Phase II will involve the modular expansion of the facility to add 62 million gallons of annual capacity. We expect Phase I and Phase II to be completed and begin commercial production in 2014 and 2015, respectively. In order to minimize risk in our first commercial-scale facility, we have chosen technologies from well-established suppliers for the gasification and distillation components of our technology platform. We have executed multi-year, 100% wood chip and wood waste feedstock procurement and ethanol offtake agreements for Flagship. Our Phase I project execution strategy includes a firm-price, date-certain mechanical completion schedule. We expect to develop Phase I of Flagship as a joint venture between us and one of our technology providers, and plan to finance the construction of Phase I with our contribution of a portion of the net proceeds of this offering, capital contributions made by our joint venture partner and $87.9 million of debt financing supported by a 90% loan guarantee through the USDA’s 9003 Biorefinery Assistance Program.

Future Projects

We are in discussions with potential strategic partners about commercializing our technology through joint development or licensing arrangements, and have signed several memoranda of understanding, or MOUs, and engineering service agreements. The location of future facilities, whether they are wholly-owned, developed with strategic partners, or licensed, will depend upon available feedstocks, geography, and co-location synergies.

Our Competitive Strengths

We believe that our business benefits from a number of competitive strengths, including the following:

•

Proprietary technology platform. We have developed a proprietary technology platform for the continuous production of alternative fuels and chemicals using a variety of feedstocks. As of March 15, 2012, we had seven patents issued, four patent applications allowed for issuance as patents and 24 patent applications pending on key elements of our technology platform, including syngas cleanup, micro-organisms and continuous anaerobic fermentation. We have validated our syngas cleaning and fermentation technology at Lighthouse, our demonstration-scale facility, with over 15,000 hours of run time and confirmed that the cellulosic ethanol produced meets ASTM

International standards. We believe Lighthouse is one of the largest syngas fermentation facilities in the world based on production capacity.

•

Low cost production with high yields. Based on demonstration runs at Lighthouse, we expect to achieve yields of 100 gallons of cellulosic ethanol per bone dry ton of softwood at Flagship. This yield is 35% to 82% greater than early commercial yields projected by Sandia for biochemical and thermochemical processes. The higher yields of our technology platform translate into lower capital and operating costs per gallon. When fully built out, we expect Flagship to produce cellulosic ethanol from softwood at an unsubsidized operating costs of less than $1.50 per gallon, net of the sale of co-products such as electricity, assuming a feedstock cost of $64 per bone dry ton of softwood.

•

Significant feedstock flexibility. Our process can utilize a wide variety of carbon-containing feedstocks, including wood chips, wood waste, municipal solid waste, agricultural residue such as corn stover and bagasse, energy crops and fossil fuel sources such as natural gas, coal and petroleum coke. We achieve this flexibility by combining gasification of feedstock with our proprietary syngas cleaning technology to produce a uniform syngas which is then utilized in our fermentation process. Our feedstock flexibility will allow us to use the most cost-effective feedstock or combination of feedstocks at a given location anywhere in the world.

•

Multiple end products targeting large existing markets. Our first commercial product will be fuel-grade ethanol. Fuel-grade ethanol is an established fuel blendstock, representing a 23 billion gallon global market in 2010, and has drop-in compatibility with existing infrastructure. Our cellulosic ethanol will also satisfy RFS2, which it is estimated will represent a separate 21 billion gallon market opportunity in the United States in 2022 based on current government mandated advanced biofuel consumption levels. Our technology platform can also produce cost competitive chemical intermediates that can be converted into propylene and ethylene, which represented $100 billion and $140 billion global markets, respectively, in 2010, based on market data as of September 2011. In addition, we have demonstrated in a laboratory setting the production of butanol, butanediol, hexanol, organic acids and certain fatty acids.

•

Fully-integrated process solution that enables rapid commercialization. Our technology platform is a complete, fully-integrated process solution that can be delivered to our future wholly-owned facilities, as well as to our joint venture projects and licensees. We have developed our platform to be all-inclusive, which allows for straightforward implementation and cost-efficient production of alternative fuels and chemicals. The experience we gained from designing and operating our Lighthouse demonstration facility, designing our Flagship commercial production facility and other research and development endeavors allows us to offer our strategic partners and licensees the extensive knowledge and support in microbiology, engineering, design, construction and operational know-how that drives the value of our platform.

•

Experienced management team. We have assembled strong management, scientific and engineering teams with deep knowledge in research and development, new product development, capital project execution, feedstock procurement, plant operations and business plan execution. Our leadership team has an average of more than 25 years of work experience which we believe provides us with valuable experience and enhances our ability to commercialize our technology platform and grow our business.

Our Strategy

Our mission is to commercialize our technology for the production of alternative fuels and chemicals. Key elements of our strategy include the following:

•

Build our first commercial-scale facility. We are designing our first commercial facility, Flagship, based on the successful operation of Lighthouse and plan to begin construction in 2012. Flagship is being designed to be capable of producing approximately 78 million gallons of ethanol per year when fully built out. The initial annual production capacity of Flagship will be approximately 16 million gallons, representing a single integrated production line, and will be built out in a subsequent phase to reach its total production capacity. We have secured a site in Boligee, Alabama, obtained all wetlands mitigation and process water and storm water discharge permits, engaged Fagen, Inc. to provide a fixed-price, date certain engineering, procurement and construction contract, and have executed multi-year, 100% wood chip and wood waste feedstock procurement and ethanol offtake contracts.

•

Expand through a flexible, capital-efficient business model. In addition to building and operating production facilities, we plan to enter into joint ventures for the co-ownership of facilities and to license our technology platform to third parties. We believe this strategy will drive market penetration while minimizing our project capital requirements. We expect that our long-term strategy will be as a licensor. In the near term, we will focus on a co-ownership strategy by selectively seeking strategic partners that can provide project capital, feedstock supply, co-location opportunities or product offtake.

•

Be a full service solution provider. In addition to delivering our fully-integrated technology platform to our joint venture projects and licensees, we will provide a complete set of services and support, including facility design, start-up assistance and technology upgrades, engineering systems and constant technology support, as well as our proprietary micro-organisms and proprietary nutrient formulas that are core components of our syngas fermentation process. We believe that by delivering services and working closely with our joint venture partners and licensees we can maximize our earnings opportunities and anticipate future needs and develop new solutions and end products.

•

Commercialize production of bio-based chemicals. Our technology platform can produce low-cost bio-based chemical intermediates. Through our collaboration with Total Petrochemicals, we are working to develop bio-based propylene. We believe the coupling of our propanol technology with proprietary technology to dehydrate alcohol into alkenes, including propanol into propylene, under development by Total Petrochemicals together with IFP Energies Nouvelles & Axens, will result in a cost-effective new process for the production of propylene from non-petroleum materials. We intend to continue working with technology leaders in the fuels and chemicals industries.

•

Identify attractive global market opportunities. Selection of the optimal markets for our production facilities is driven by available feedstock supply, market demand and co-location synergies. Achieving the lowest production cost requires identifying the key low-cost feedstocks in each region or market. The most readily-available feedstocks for cellulosic ethanol are woody biomass, municipal solid waste, agricultural residues, and energy crops. Abundant feedstock supply combined with RFS2 has made the United States an attractive initial market opportunity for our cellulosic ethanol. Concurrently, we are working with potential local partners who are evaluating the development of municipal solid waste to ethanol facilities in Australia and Asia. We also believe that natural gas presents an attractive feedstock in North America for the production of ethanol due to its abundant supply and low cost relative to transportation fuels like gasoline.

•

Maintain technology leadership through ongoing investment in research and development. We have a development strategy focused on continued innovation. We have developed trade secrets and intellectual property in bacteria strains, anaerobic strain development and advancement, nutrient formulas, syngas cleaning technology and bioreactor designs. We also operate what we believe is one of the only anaerobic high throughput screening laboratories in the world, with a capacity to screen as many as 150,000 new strains per year, which we believe allows us to advance strains at a faster pace than our competitors.

Risks Affecting Us

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to, the following:

•	we are a development stage company and have generated limited revenue, and our business will not succeed if we are unable to successfully commercialize our fuels and chemicals;

•

we have a limited operating history and a history of net losses, and we expect significant increases in our costs and expenses to result in continuing losses as we seek to commercialize our fuels and chemicals;

•

we have no experience producing fuels or chemicals at a commercial-scale or in building the facilities necessary for such production, and we will not succeed if we cannot effectively scale our proprietary technology platform;

•

the results we achieved at our Lighthouse demonstration facility may not be indicative of the results we will achieve at our planned Flagship facility because we expect to use certain technologies at Flagship that differ from or are in addition to the technologies that we tested at Lighthouse;

•	the actual cost of constructing, operating and maintaining our commercial production facilities may be significantly higher than we plan or anticipate;

•

the commitment with respect to the debt financing that we expect to use to fund a portion of the cost of construction of Phase I of Flagship is subject to a number of significant conditions, and we cannot assure you that we will obtain such financing, or the related USDA guarantee, on the schedule or terms we currently expect, or at all;

•

we expect that Phase I of Flagship will be developed as a joint venture between us and one of our technology providers, and that such technology provider will finance a portion of the construction of Phase I, and the process for finalizing the definitive documentation with such technology provider may take longer than we expect or may not happen at all;

•

we will need substantial additional capital in the future in order to expand our business, including construction of Phase II of Flagship, and our failure to obtain such capital could materially interfere with our business plans and growth strategies;

•

we are involved in negotiations with a lender to provide debt financing that will fund a portion of the cost of constructing Phase I of our planned Flagship facility and with the USDA for a 90% guarantee of such debt financing, and the process for finalizing the definitive documentation may take longer than expected or may not happen at all;

•

competitors and potential competitors who have greater resources and experience than we do may develop products and technologies that compete with ours or may use their greater resources to gain market share at our expense; and

•	there are many companies developing technology in this area of business, and other parties may have or obtain intellectual property rights which could limit our ability to operate freely.

Corporate Information

We were incorporated in the state of Delaware on May 3, 2006. Our principal executive offices are located at 4575 Weaver Parkway, Suite 100, Warrenville, Illinois 60555, and our telephone number at that location is (630) 657-5800. Our corporate website address is http://www.coskata.com. The information contained in or accessible from our corporate website is not part of this prospectus.

The “Coskata” name and related images and symbols are our properties, trademarks and service marks. All other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Shares of common stock offered by us	shares.

Shares of our common stock to be outstanding immediately after this offering	shares.

Option to purchase additional shares of common stock	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price to cover over-allotments, if any.

Use of proceeds

We estimate that the net proceeds we will receive from this offering, after deducting estimated underwriting discounts and other estimated offering expenses payable by us, will be approximately $        million, or approximately $        million if the underwriters’ option to purchase additional shares is exercised in full. We expect Phase I of Flagship, our planned commercial production facility in Boligee, Alabama, to be developed as a joint venture. We intend to use approximately $73 million of the net proceeds we will receive from this offering, which amount will be contributed to the joint venture entity, together with capital contributions made by our joint venture partner to the joint venture entity and $87.9 million of debt financing that will be supported by a 90% guarantee from the USDA, to fund the construction of Phase I of Flagship. Currently, we have no specific plan for the use of the remainder of the net proceeds and intend to use such proceeds for general corporate purposes, including public company compliance costs, working capital needs, operating expenses and costs associated with research and development and future developments. See “Use of Proceeds.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

The NASDAQ Global Market symbol	“COSK.”

Except as otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

•

gives effect to the automatic conversion effective upon the completion of this offering of all outstanding shares of our Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock, or, collectively, our convertible preferred stock, into an aggregate of 30,380,438 shares of our common stock (based on shares outstanding as of February 15, 2012) on a 1-to-1 basis, or the Preferred Stock Conversion;

•	gives effect to the -for- reverse stock split effective upon the completion of this offering, or, together with the Preferred Stock Conversion, the IPO Share Adjustments;

•	assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws;

•

excludes: (1) 6,055,695 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2011 at a weighted-average exercise price of $1.54 per share, (2) 122,500 shares of our common stock issuable upon the exercise of warrants and non-plan stock options outstanding as of December 31, 2011 at a weighted-average exercise price of $0.50 per share, (3) 722,556 shares of our common stock reserved for future issuance as of December 31, 2011 under our Amended and Restated 2006 Stock Option Plan, or the 2006 Option Plan, (4) 5,000,000 shares of our common stock that will be reserved for future issuance under our 2012 Incentive Compensation Plan, or the 2012 Incentive Plan, which we intend to adopt in connection with this offering, and (5) shares of our common stock which may be reserved for future issuance to our joint venture partner for Phase I of Flagship pursuant to warrants that may be granted to such joint venture partner when it funds its equity contribution to the joint venture entity; and

•	assumes the underwriters do not exercise their over-allotment option to purchase up to additional shares of our common stock.

Summary Historical Financial Data

The following table presents a summary of our historical financial data as of the dates and for the periods indicated. The summary statement of operations data for the years ended December 31, 2009, 2010 and 2011 has been derived from our audited financial statements that are included elsewhere in this prospectus.

The summary historical financial data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto and other financial data included elsewhere in this prospectus.

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues from services	$—	$250	$—
Cost of services (exclusive of depreciation in operating expenses)	—	116	—

Revenues less related costs	—	134	—
Operating expenses:
Research and development	7,399	10,128	11,573
Engineering	1,398	1,698	2,765
Selling, general and administrative	3,937	5,774	8,440
Depreciation	3,579	10,583	6,530
Accretion	134	437	476
Litigation settlement	—	—	17,375

Total operating expenses	16,447	28,620	47,159

Loss from operations	(16,447)	(28,486)	(47,159)

Other income (expense):
Interest income	108	11	2
Interest expense	(119)	(251)	—
Other, net	—	2	36

Total other income (expense), net	(11)	(238)	38

Loss before income taxes	(16,458)	(28,724)	(47,121)
Income tax benefit	—	—	—

Net loss	$(16,458)	$(28,724)	$(47,121)

Net loss per share of common stock, basic and diluted	$(2.81)	$(4.84)	$(7.80)

Weighted-average common shares outstanding, basic and diluted	5,847	5,936	6,038

Pro forma net loss per share of common stock, basic and diluted (unaudited)(1)			$(1.29)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)			36,419

	As of December 31, 2011
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Summary Balance Sheet Data:
Cash and cash equivalents	$14,135	$14,135	$
Working capital(3)	(9,348)	5,527
Working capital (excluding share issuance pursuant to litigation settlement)	5,527	5,527
Property, plant and equipment, net	18,987	18,987
Total assets	34,741	34,741
Long-term debt, including current portion	—	—
Convertible preferred stock (liquidation value)	135,368	—		—
Total stockholders’ equity	10,297	25,172

(1)	Gives effect to the IPO Share Adjustments but not to this offering.

(2)	Gives effect to (i) the IPO Share Adjustments, (ii) our incurrence of $87.9 million of indebtedness following this offering in connection with financing the construction of Phase I of our Flagship facility, and (iii) our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. For more information on the indebtedness we will incur following this offering, see “Description of Certain Indebtedness.”

(3)	Working capital is the amount by which current assets exceed current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. If any of the following risks materialize, our business, prospects, financial condition and operating results could be materially harmed. In such case, the price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Industry

We are a development stage company and have generated limited revenue, and our business will not succeed if we are unable to successfully commercialize our fuels and chemicals.

We are a development stage company with a limited operating history. We have not yet commercialized our fuels or chemicals and we have generated limited revenue. We are subject to the substantial risk of failure facing businesses seeking to develop new products. Certain factors that could, alone or in combination, prevent us from successfully commercializing our products include:

•	technical challenges developing our commercial-scale production platform and processes that we are unable to overcome;

•

our ability to finance the construction of our Flagship facility, as well as any other future commercial production facilities, including securing private or public debt and/or equity financing, project financing and/or federal, state and local government incentives;

•	our ability to fully integrate all elements of our technology platform and achieve commercial-scale production of fuels and chemicals on a cost-effective basis and in the time frame we anticipate;

•	our ability to secure access to sufficient feedstock quantities at economic prices;

•	our ability to secure and maintain customers to purchase any fuels and chemicals we produce from our planned commercial production facilities;

•	our ability to enter into licensing agreements or joint ventures on favorable terms, or at all;

•	our ability to secure and maintain all necessary regulatory approvals for the production of our fuels and chemicals and to comply with applicable laws and regulations;

•	actions of direct and indirect competitors that may seek to enter the alternative fuels and chemicals markets in competition with us; and

•	our ability to obtain, maintain and protect the intellectual property rights necessary to conduct our business.

We have a limited operating history and a history of net losses, and we expect significant increases in our costs and expenses to result in continuing losses as we seek to commercialize our fuels and chemicals.

We have incurred substantial net losses since our inception, including net losses of $28.7 million and $47.1 million for the years ended December 31, 2010 and 2011, respectively. We expect these losses to continue for the foreseeable future. As of December 31, 2011, we had an accumulated deficit of $112.0 million. We expect to incur additional costs and expenses related to the continued development and expansion of our business, including our research and development expenses, engineering and design work and construction of our Flagship commercial production facility. We have not yet constructed or operated a commercial-scale production facility and we have generated limited revenue. We cannot assure you that we will ever achieve or sustain profitability on a quarterly or annual basis.

We have no experience producing fuels or chemicals at a commercial-scale or in building the facilities necessary for such production, and we will not succeed if we cannot effectively scale or integrate our proprietary technology platform.

We must integrate and apply our proprietary technology platform at commercial-scale to produce fuels, including our first commercial product, ethanol, and chemicals on an economically viable basis. Such production will require that our proprietary technology platform design be scalable from our Lighthouse demonstration facility to commercial production facilities, including our planned Flagship commercial production facility. We have not yet begun construction of or operated a commercial-scale production facility, and our technology may not perform as expected when applied at the scale that we plan or we may encounter operational challenges for which we are unable to devise a workable solution. In particular, we cannot assure you that our Flagship commercial production facility will be completed on the schedule or within the budget that we intend, or at all. If the construction of Phase I of our Flagship facility takes longer than expected or if we encounter unforeseen issues during the construction of Phase I, we may not begin construction of Phase II according to our schedule, or at all. If and when completed, our Flagship facility may not process biomass at designed levels or produce our renewable fuels at acceptable volumes. As a result of these risks, we may be unable to achieve commercial-scale production in a timely manner, or at all. If these risks materialize, our business and ability to commercialize our technology would be adversely affected.

The results we achieved at our Lighthouse demonstration facility may not be indicative of the results we will achieve at our planned Flagship facility because we expect to use certain technologies at Flagship that differ from or are in addition to the technologies that we tested at Lighthouse.

While we validated our syngas cleaning and fermentation technology at Lighthouse, we expect to use certain technologies at our planned Flagship facility that differ from or are in addition to the technologies that we tested at our Lighthouse demonstration facility. In particular, in place of the plasma gasifier that we used at our Lighthouse facility, we expect to integrate an indirect gasifier with our syngas cleaning technology, which have never been tested together for fuels production. In addition, while biomass gasifiers are a proven technology, they have only been used commercially on a limited basis and have experienced operational reliability issues. Generally, these issues are handled through redundancy and a backup syngas production system. We intend to install a natural gas reformer at Phase I of Flagship to provide a second feedstock for uninterrupted operation of the fermenter. However, if we are not able to reliably operate our gasifier, our financial performance may be negatively affected. Furthermore, biomass gasification at Lighthouse was done on a batch basis and stored, as opposed to on a continuous integrated basis. Each of these changes presents additional technology risks. If the indirect gasifier and syngas cleanup technology that we intend to use at Flagship on a continuous integrated basis does not perform as we expect, we may incur additional costs or experience reduced production that could negatively impact our business plans. Because certain of the technologies that we expect to use at our planned Flagship facility have never been integrated, we cannot assure you that Flagship will perform as expected or that we will not encounter operational challenges for which we are unable to devise a workable solution. Failure to successfully integrate these technologies at our Flagship facility would have a material adverse effect on our business, financial condition and results of operations.

The actual cost and time period for constructing, operating and maintaining our commercial production facilities may be significantly higher and longer than we anticipate.

The construction of our Flagship facility, as well as any future facilities, will require the expenditure of significant amounts of capital, which may exceed our estimates. In addition, because our estimated capital expenditures for construction of our Flagship facility are based in part on publicly available estimates, they are subject to greater uncertainty than estimated capital expenditures based on actual bids or contracts would be. We may be unable to complete commercial-scale facilities, including our Flagship facility, at the planned costs, on schedule or at all. The construction of these facilities may be subject to construction cost overruns and scheduling delays due to labor costs, labor shortages or delays, costs of equipment and materials, weather delays, delays in the installation of electric power and natural gas pipeline infrastructure, inflation or other factors, which could be material. In addition, the construction and operation of these facilities may be subject to the receipt of approvals and permits from various regulatory agencies. Those agencies may not approve the projects in a timely manner or may impose restrictions or conditions on a production facility that could potentially prevent construction from proceeding, lengthen its expected completion schedule and/or increase its anticipated cost.

If and when our Flagship facility or any other future facility is constructed, our operating and maintenance costs may be significantly higher than we anticipate. In addition, it may not operate as efficiently as we expect and may experience unplanned downtime, which may be significant. As a result, our Flagship facility or any of our other future commercial production facilities may be unable to achieve our expected investment return, which could adversely affect our business and results of operations.

The commitment with respect to the debt financing that we expect to use to fund a portion of the cost of construction of Phase I of Flagship is subject to a number of significant conditions, and we cannot assure you that we will obtain such financing, or the related USDA guarantee, on the schedule or terms we currently expect, or at all.

Our Flagship facility will be built in two phases. We expect to develop Phase I of Flagship as a joint venture between us and one of our technology providers, and plan to finance the construction of Phase I with our contribution of a portion of the net proceeds of this offering, capital contributions made by our joint venture partner and $87.9 million of debt financing that will be supported by a 90% guarantee from the USDA based on its 9003 Biorefinery Assistance Program. See “Use of Proceeds” and “Description of Certain Indebtedness.” We expect Phase I to begin commercial production in 2014. We have executed a conditional financing commitment with Silicon Valley Bank with respect to the $87.9 million of debt financing. We expect to enter into definitive documentation with respect to, and to complete, the debt financing subsequent to the completion of this offering. However, the financing commitment is subject to a number of significant conditions. In particular, the financing is contingent upon us receiving the 90% guarantee from the USDA. We have received a conditional commitment from the USDA relating to the 90% guarantee, but the commitment is conditioned upon us complying with a number of terms and provisions set forth therein.

We may be unable to complete such debt financing on the schedule or terms we currently expect, meet all of the conditions for the USDA guarantee or complete such financing or secure such guarantee at all. If we are unable to obtain the contemplated debt financing and guarantee, we will need to secure additional capital from public or private sources in order to begin construction of Phase I of Flagship. We may be required to significantly delay construction of Phase I if we need to seek alternative financing. Such alternative financing may not be available to us at all or on terms as favorable as the terms of the currently proposed financing. Our ability to obtain such financing will depend on many factors, including factors outside of our control, such as conditions in the financial markets and investor interest. Our failure to complete the anticipated $87.9 million of debt financing and related guarantee would have a material adverse effect on our business and financial position and our ability to fund and complete Phase I of Flagship, and could materially delay our commercialization strategy.

We expect that Phase I of Flagship will be developed as a joint venture between us and one of our technology providers, and that such technology provider will finance a portion of the construction of Phase I. The process for finalizing the definitive documentation with such technology provider may take longer than we expect or may not happen at all.

We have entered into a non-binding term sheet with one of our technology providers who we expect to be our joint venture partner for Phase I of Flagship. Pursuant to the term sheet, the technology provider will make capital contributions to the joint venture entity to fund a portion of the cost of constructing Phase I of Flagship.

While this term sheet has been executed, neither party is bound with respect to any of the contemplated transactions until definitive documentation is finalized, and the terms of such definitive documentation may be materially different from those set forth in the term sheet. We may be unable to finalize the definitive documentation and complete the contemplated transactions on the schedule we currently expect or at all. If we are unable to complete the joint venture arrangement, we will need to secure additional capital from public or private sources in order to begin construction of Phase I of Flagship, which could lead to significant delays. Failure to complete the joint venture arrangement with the technology provider would have a material adverse effect on our ability to fund and complete Phase I of Flagship, and could materially delay our commercialization strategy.

We will need substantial additional capital in the future in order to expand our business, including construction of Phase II of Flagship, and our failure to obtain such capital could materially interfere with our business plans and growth strategies.

We expect to begin construction of Phase II of Flagship upon completion of Phase I, with an expected completion date in 2015, but we have not yet secured the capital that would be required for Phase II. Potential investors or lenders for Phase II may require us to delay commencement of Phase II until after Phase I has been operating successfully for a period of time. Following the completion of Flagship, we expect to expand our business by constructing additional commercial production facilities, including facilities located in foreign countries, either alone or in collaboration with joint venture or strategic partners.

We will require substantial additional capital to successfully pursue our business strategy. We cannot predict with certainty how much additional capital we will require or specifically when our capital needs will arise in the future, although we estimate that the hard costs (which include construction and site-related costs) for Flagship Phase II will be approximately $450 million, in addition to other project related costs. The extent and timing of our need for additional capital will depend on many factors, including our ability to construct our commercial production facilities within budget, our ability to control operating and administrative costs, our ability to find and engage joint venture or strategic partners for particular projects or technologies, whether we initially succeed in producing cellulosic ethanol at commercial-scale, the progress and scope of our research and development projects, our ability to license our technology platform and the filing, prosecution and enforcement of patent claims.

Our ability to obtain future financing will also depend on many factors, including conditions in the financial markets, our operating performance and investor interest. These factors may make the timing, amount, terms and conditions of any financing unattractive. In addition, debt financing sources may be unavailable to us and any debt financing may subject us to restrictive covenants that limit our ability to conduct our business or contain other unfavorable terms. If we raise additional funds through strategic partnerships and licensing agreements with third parties, we may have to relinquish valuable rights to our technologies or grant licenses on terms that are not favorable to us. We may be unable to raise sufficient additional capital on acceptable terms, or at all. If adequate funds are not available when needed or are not available on terms acceptable to us, our ability to fund our operations (including the construction of additional commercial production facilities), take advantage of strategic opportunities, develop technologies or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay or terminate the construction of commercial production facilities, delay, scale back or terminate research and development programs or the commercialization of products resulting from our technologies, curtail or cease operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or grant licenses on terms that are unfavorable to us. If adequate funds are unavailable, we will be unable to execute successfully our business plan or to continue our business.

Competitors and potential competitors who have greater resources and experience than we do may develop products and technologies that compete with ours or may use their greater resources to gain market share at our expense.

Our ability to compete successfully will depend on our ability to develop proprietary technologies that produce alternative fuels and chemicals at commercial-scale and at costs below the prevailing market prices.

Some of our competitors have substantially greater production, financial, research and development, personnel and marketing resources than we do, and may also have larger and more developed patent portfolios. In addition, certain of our competitors may also benefit from local government programs and incentives that are not available to us. As a result, our competitors may be able to develop competing and/or superior technologies and processes, and compete more aggressively and sustain that competition over a longer period of time than we could. Our technologies and products may be rendered uneconomical or otherwise obsolete by technological advances or entirely different approaches developed by one or more of our competitors. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may limit our products or potential products increases, which could lead to litigation.

In addition, various governments have recently announced a number of spending programs focused on the development of clean technology, including alternatives to petroleum-based fuels and the reduction of carbon emissions. Such spending programs could lead to increased funding for our competitors or the rapid increase in the number of competitors within those markets.

Our limited resources relative to some of our competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and market share, adversely affect our results of operations and financial position, and prevent us from achieving or maintaining profitability.

The offtake agreement for the sale of ethanol to be produced at Phase I of our Flagship facility is an exclusive arrangement and requires the satisfaction of certain quality specifications. If the counterparty fails to purchase the total output of our ethanol, or if we fail to meet the quality specifications set forth in the agreement, our commercialization plan could be materially delayed or harmed.

We have executed an offtake agreement with Eco-Energy, Inc., or Eco-Energy, that provides for the sale of ethanol to be produced at Phase I of our Flagship facility (including ethanol produced from natural gas) on an exclusive basis to Eco-Energy. The agreement obligates Eco-Energy to purchase the total ethanol output from Phase I of Flagship. To the extent Eco-Energy fails to purchase the total output, we may sell our ethanol to third parties, but Eco-Energy is obligated to reimburse us for any costs and expenses incurred in such sales and any difference between the price it would have offered and the price we are able to obtain from such third parties. Nevertheless, negotiating purchase and sale arrangements with a third party could cause material delays or disruptions in our business and could affect our results of operations.

The offtake agreement also requires that our ethanol meet certain quality specifications. To the extent our ethanol fails to meet such specifications, we will be liable for any damages resulting from such failure and for the cost of storing, transporting, returning and disposing of such ethanol. Any failure to meet the quality specifications could materially harm our sales and reputation, and our commercialization plan could be delayed or harmed if we need to find other offtake counterparties.

We may have difficulty structuring offtake agreements for the purchase of our fuels and chemicals, including price mechanisms that allow us to realize the benefit of any government incentives our renewable fuels may generate, particularly in light of the larger size and negotiating leverage of expected counterparties.

Our business model relies to a significant extent upon our ability to successfully negotiate and structure offtake agreements for the fuels and chemicals we produce, whereby a buyer agrees to purchase all or a significant portion of a facility’s output for a given time period. We may fail to successfully negotiate these agreements in a timely manner or on favorable terms which, in turn, may force us to slow our production, delay the construction of new facilities or dedicate additional resources to sales in spot markets. Furthermore, should we become more dependent on spot market sales, our profitability will become increasingly vulnerable to short-term fluctuations in the price and demand for petroleum-based fuels and competing substitutes.

In particular, our pricing formula with the purchasers of our cellulosic ethanol must be designed to allow us to realize the benefits of cellulosic biofuel Renewable Identification Number, or RIN, credits and other government incentives we generate for ourselves or our customers. RIN credits were created by the Environmental Protection Agency, or EPA, and may be sold by blenders of renewable fuels who exceed mandated blending thresholds. However, markets that value cellulosic biofuel RIN credits and other government incentives may take a long period of time to develop or may not materialize at all. We may not be able to accurately value the RIN credits generated by our cellulosic ethanol if an active market is not sustained or if buyers of RIN credits have greater market visibility than us. As a result, our ability to capitalize on opportunities presented by RIN credits and other government incentives associated with our technology may be limited or delayed, which could materially adversely affect our growth strategy, business, financial condition and results of operations.

In addition, the companies with which we expect to have offtake arrangements, including the counterparty to the offtake agreement relating to the ethanol to be produced at our Flagship facility, generally are much larger and have substantially greater bargaining power than us. As a result, we may be ineffective in negotiating the most favorable pricing terms, which could have a material adverse effect on our business, financial condition and results of operations.

Our commercialization strategy relies in part on our ability to negotiate and execute definitive agreements with third parties.

In order to commercialize our technology, we will need to negotiate and enter into definitive agreements with our collaborators for the financing, construction and operation of our future facilities, as well as feedstock supply agreements. We have limited experience negotiating these types of agreements. Each of these agreements is important to our commercialization strategy and we cannot be certain of entering into definitive agreements with any of these parties. If we lose our business relationships with any of our potential collaborators for any reason, our business and prospects could be adversely affected.

The demand for and price of the ethanol we will produce in the future will be influenced by numerous factors, many of which are outside of our control.

There has been a substantial increase in ethanol production in recent years, but increases in the demand for ethanol may be limited because of market resistance to ethanol. Ethanol is approved for blending in gasoline in the United States at a 10% blend level in all vehicles, a 15% blend level in vehicles of 2001 or newer model year, and up to an 85% blend level in flex fuel vehicles. At current consumption levels, the industry is approaching saturation of the 10% blend level market. While new export markets for U.S. produced ethanol are developing and should help alleviate such pressures, the current blend level requirements may limit the size of the U.S. ethanol market. If increases in ethanol supply exceed increases in ethanol demand, it could lead to a decrease in the price of ethanol.

In addition, the renewable fuels we expect to produce will be subject to commodity price risk as is typical for all transportation fuels in the United States. The premium value we expect to achieve for our renewable fuels will be determined by the market for regulatory compliance credits, including the RIN credits under RFS2. RFS2 allows additional RIN credits to be granted to obligated parties who blend into their fuel more than the required percentage of renewable fuels in a given year. These credits may be traded to other parties or may be used in subsequent years to satisfy RFS2 requirements. The trading prices of renewable fuel and advanced biofuel RIN credits are influenced by, among other factors, the transportation costs associated with renewable fuels, the mandated level of renewable fuel use for a specific year, the price of renewable fuels compared to that of petroleum products, the possibility of waivers of renewable fuel mandates and the expected supply of renewable fuel products. If RIN credits from other sources become available at a lower price, it could reduce the demand for our renewable fuels.

Our future success will depend, in part, on our ability to produce our renewable fuels on a cost-competitive basis with petroleum-based fuels. If the current or anticipated government incentives are reduced significantly or eliminated and petroleum-based fuel prices are lower relative to the cost of our renewable fuels, demand for our products may decline, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in government regulations, including mandates, tax credits, subsidies and other incentives, could have a material adverse effect upon our business, financial condition and results of operations.

The market for renewable fuels, including cellulosic ethanol, is heavily influenced by federal, state, local and foreign government regulations and policies. Changes to existing, or adoption of new, federal, state, local and foreign legislative and regulatory initiatives that impact the production, distribution or sale of renewable fuels may harm our business. For example, RFS2 currently requires that 15.2 billion gallons of liquid transportation fuels sold in 2012 be renewable fuels, a mandate that is scheduled to increase to 36 billion gallons by 2022. Of this amount, 16 billion gallons of renewable fuels used annually in 2022 are required by the EISA to be cellulosic biofuel. The EPA has finalized the mandated volumes for cellulosic biofuel, advanced biofuel and total renewable fuel for 2012, as required under RFS2. While the 2012 renewable fuel target, set at 15.2 billion ethanol equivalent gallons, and the advanced biofuel target, set at 2.0 billion ethanol equivalent gallons, match the targets (in actual volumes) set under the EISA in 2007, the cellulosic biofuel standard is set at 10.45 million ethanol equivalent gallons, which is equal to 8.65 million actual gallons of cellulosic ethanol, a much lower target than the 500 million actual gallons mandated under the EISA. In the United States and in a number of other countries, regulations and policies like RFS2 have been modified in the past to partially waive renewable fuels requirements, effectively decreasing the mandated volumes for some or all renewable fuels, and may be similarly modified again in the future. In the United States, the Administrator of the EPA, in consultation with the Secretary of Energy and the Secretary of Agriculture, may waive certain renewable fuels standards, on his or her own motion or in response to a petition requesting such waiver, to avert economic harm or in response to inadequate supply. The Administrator of the EPA is also required to reduce the mandate for cellulosic biofuel use if projected supply for a given year falls below a minimum threshold for that year. The EPA has also received various petitions and legal challenges seeking to lower the mandated volumes. The size of the potential renewable fuel market for cellulosic biofuel in 2022 cannot be accurately predicted. It is possible that the producers of cellulosic ethanol and other renewable fuels will fail to produce sufficient volumes to sustain a market. The EISA projects that in 2022 the total production of all renewable fuels, including those not considered to be cellulosic biofuels, will be 25.7 billion gallons, versus 36 billion gallons required under the current RFS2 mandate in 2022. It is expected that a significant portion of the shortfall will be due to a shortfall in cellulosic biofuels. An October 2011 National Research Council report also projects that the United States will not meet its 16 billion gallon cellulosic biofuels target in 2022 due to such lack of supply. Any reduction in, or waiver of, mandated requirements for fuel alternatives and additives to gasoline may cause demand for renewable fuels, including cellulosic ethanol, to decline and deter investment in the research and development of renewable fuels. The EPA Administrator could also revise qualification standards for renewable fuels or interpret existing requirements in ways that increase our expenses by requiring different feedstocks, imposing extensive tracking and sourcing requirements, or prevent our products or a portion of our products from qualifying as a renewable fuel under RFS2.

In addition, the U.S. Congress has passed legislation that extends tax credits for, among other things, the production of certain renewable fuel products. However, we cannot assure you that this or any other favorable legislation will remain in place. Any reduction in or phasing out or elimination of existing tax credits, subsidies and other incentives in the United States and foreign markets for renewable fuels, or any inability of us or our prospective customers to access such credits, subsidies and other incentives, may adversely affect demand for, and increase the overall cost of our renewable fuels, which would adversely affect our business. In addition, market uncertainty regarding future policies may also affect our ability to develop and sell renewable fuels. Any inability to address these requirements and any regulatory or policy changes could have a material adverse effect on our business, financial condition and results of operations.

A decrease in demand for or the price of ethanol produced from non-renewable sources could have a material adverse effect on our business, financial condition and results of operations.

We plan to utilize natural gas as a second feedstock for Phase I of Flagship. We estimate that natural gas could account for approximately one third of ethanol production when Phase I of Flagship is operating at full capacity. As a result, a significant portion of the ethanol produced at Phase I will not be considered renewable and will not qualify as renewable fuel, advanced biofuel or cellulosic biofuel under RFS2, or for RINs, tax credits or other governmental benefits and regulations that apply only to renewable fuels, such as cellulosic ethanol. If the demand for or price of ethanol produced from non-renewable sources such as natural gas decreases significantly, it could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to develop and maintain our proprietary microbes.

We develop and intend to license to third parties proprietary micro-organisms, and we intend to develop further micro-organisms in the future. If we lose or fail to maintain a strain or fail to develop improved strains in the future, we may lose our ability to operate our commercial production facilities economically or to execute our strategy to develop a licensing business, either of which would have a material adverse effect on our business and results of operations.

Our operations are subject to federal and state laws and regulations governing the quality specifications of the products that we will produce, store and sell.

Various federal and state agencies have the authority to prescribe specific quality specifications to the sale of commodities, including ethanol. Changes in quality specifications could reduce our ability to produce our product and could reduce our sales volume. It could also require us to make capital expenditures to modify our facilities. Failure to comply with these regulations could result in substantial penalties. If we are unable to recover these additional costs through increased sales, our business, financial condition and results of operations could be adversely affected.

The production of our alternative fuels and chemicals will require significant amounts of feedstock, and we may be unable to acquire sufficient amounts of feedstock to produce the amount of our products that we commit to sell to potential customers, or we may experience difficulties or incur higher than anticipated costs obtaining such feedstock.

The successful commercialization of our technology will require us to acquire and process large amounts of feedstock. We may experience difficulties in obtaining access to feedstock and transporting feedstock to our commercial production facilities. Our access to feedstock may be adversely affected by weather or actions by landowners, sellers or competing buyers of feedstock. In addition, fires or other natural disasters in the vicinity of our commercial production facilities could affect the availability of feedstock. We may be unable to secure access to feedstock or to secure the transportation of feedstock to our planned commercial production facilities on terms acceptable to us or at all. If we are unable to secure cost-effective access to feedstock, our ability to produce our alternative fuels and chemicals would be adversely affected.

The price of wood chips and wood waste, the primary feedstock for our Flagship facility, and other feedstocks could increase or become volatile, or their availability could be reduced, which would increase our production costs.

The price of wood chips and wood waste, the primary feedstock for our Flagship facility, and other feedstocks may increase or become volatile due to changes in demand. Such changes could result in higher feedstock prices and/or a significant decrease in the volume of woody biomass and other renewable feedstock available for the production of the renewable fuels and chemicals we plan to sell, which could adversely affect our business and results of operations.

Similarly, the price of natural gas, a second feedstock for Phase I of our Flagship facility, may increase or become volatile due to changes in demand or other market factors. Material increases in the price of natural gas that are not accompanied by correlative increases in the price of ethanol could adversely affect our business and results of operations.

We may be unable to locate facilities near low-cost, abundant and sustainable sources of feedstock and adequate infrastructure, which may affect our ability to produce alternative fuels and chemicals on a cost-effective basis.

Our business strategy anticipates the construction of a significant number of alternative fuel and chemical commercial production facilities. Our ability to place facilities in locations where we can economically produce our alternative fuels and chemicals from nearby feedstock and transport these products to potential customers will be subject to the availability and cost of land, the availability of adequate infrastructure and skilled labor resources in such areas, and to legal and regulatory risks related to land use, permitting and environmental regulations. If we are unable to locate sites that allow economical production and transport of our products, our ability to produce alternative fuels and chemicals cost-effectively could be adversely affected.

A disruption in our supply chain for components of our proprietary nutrient package could materially disrupt or impair our ability to produce alternative fuels and chemicals.

We will rely on third parties to supply the components of our proprietary nutrient package, which helps stimulate the proprietary micro-organisms utilized in our fermentation process. Our operations could be materially disrupted if we lose any of these suppliers or if any supplier experiences a significant interruption in its manufacturing and is unable to provide an adequate supply of these components to meet our demand. Any such disruptions or delays could have a material adverse effect on our business and results of operations.

We may face delay and cost in complying with government and industry regulations and standards for the use, manufacture or distribution of our chemicals, which could substantially hinder our ability to commercialize our bio-based chemicals.

Any bio-based chemicals developed using our technologies will need to meet a significant number of regulations and standards. In the United States, these will include regulations imposed by the U.S. Department of Transportation, the EPA, the Occupational Safety and Health Administration and various other federal and state agencies. Any failure to comply, or delay in compliance, with the various existing and evolving industry regulations and standards could prevent or delay the commercialization of any chemicals developed using our technology platform and subject us to fines and other penalties. We will also incur time and cost to comply with regulations in other countries in which we operate.

Any failure to obtain or delay in obtaining regulatory approvals for our bio-based chemicals or noncompliance with associated requirements could have a material adverse effect on our business, financial condition and results of operations.

Our business will be subject to fluctuations in the prices of commodities, including petroleum and natural gas.

We believe that some of the present and projected demand for alternative fuels, including cellulosic ethanol, results from relatively recent increases in the cost of petroleum. If the prices of petroleum-based products decline, the ethanol we intend to produce may not be a cost-effective alternative to its petroleum-based counterparts or may be unable to be cost-effective without government incentives. Declining oil prices, or the perception of a future decline in oil prices, would adversely affect the prices we can obtain from our potential customers or prevent us from entering into agreements with potential customers for our products. As a result, any economic conditions and other factors that impact the price of oil indirectly impact our business. Lower petroleum prices over extended periods of time may change the perceptions in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If petroleum prices were to decline from present levels and remain at lower levels for extended periods of time, the demand for alternative fuels could be reduced, and our results of operations and financial condition may be adversely affected. In the future, we will also encounter similar risks in our planned bio-based chemicals business, where declines in the price of oil may make petroleum-based hydrocarbons less expensive, which could reduce the competitiveness of the chemicals we produce.

In addition, Phase I of Flagship will require significant amounts of natural gas to operate, as we expect to use natural gas as a second feedstock. Accordingly, our business depends on natural gas supplied by third parties. An increase in the price of, or an interruption in the supply of, natural gas could adversely affect our results of operations and financial condition.

The chemicals we produce using our technology platform may not be accepted by the market.

Obtaining market acceptance in the chemical industry is complicated by the fact that many potential chemical industry customers have invested substantial amounts of time and money in developing established production channels. These potential customers generally have well-developed manufacturing processes and arrangements with suppliers of chemical components and may display substantial resistance to changing these processes. Pre-existing contractual commitments, unwillingness to invest in new infrastructure or technology, distrust of new production methods and long-standing relationships with current suppliers may slow market acceptance of our bio-based chemicals. To be successful, we must also demonstrate our ability to produce chemicals reliably on a commercial-scale and be able to sell them at a competitive price, or we may experience a material adverse effect on our business, financial condition and results of operations.

The growth of our company may place significant demands on our management team and our administrative and financial infrastructure.

We have experienced, and may continue to experience, expansion of our management team and administrative and financial infrastructure as we continue to make efforts to develop and commercialize our technology platform. Our growth has placed, and will continue to place, significant demands on our management and our administrative and financial infrastructure. In particular, continued growth could strain our ability to:

•	develop and maintain our relationships with existing and potential joint venture and strategic partners;

•	ensure customer satisfaction

•	recruit, train and retain highly skilled personnel;

•	maintain our quality standards;

•	develop and improve our operational, financial and management controls; and

•	enhance our reporting systems and procedures.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition would be harmed.

Loss of key personnel, including key management personnel, engineers and other technical personnel, or failure to attract and retain additional personnel could harm our product development programs, delay the commercialization of our technology platform and harm our research and development efforts and our ability to meet our business objectives.

Our business spans a variety of disciplines and requires a management team and employee workforce that is knowledgeable in the many areas necessary for our operations. The loss of any key member of our management, or key scientific, engineering, technical or operational employees, or the failure to attract or retain such employees, could prevent us from developing and commercializing our technology platform and executing our business strategy. We may be unable to attract or retain qualified employees in the future due to the intense competition for qualified personnel among refining, alternative and renewable fuel and chemical businesses, or due to the unavailability of personnel with the qualifications or experience necessary for our business. In particular, our process development endeavors depend on our ability to attract and retain highly skilled technical and operational personnel with particular experience and backgrounds. Competition for such personnel from numerous industries, companies and academic and other research institutions may limit our ability to hire individuals with the necessary experience and skills on acceptable terms. In addition, we expect that the successful execution of our strategy of constructing multiple commercial production facilities, including through joint ventures, to bring our products to market will require the expertise of individuals experienced and skilled in managing complex, first-of-kind capital development projects.

Each of our employees is an at-will employee, which means that either the employee or we may terminate their employment at any time. If we are unable to attract and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that will adversely affect our ability to commercialize our technology platform, meet the demands of our potential customers in a timely fashion or support our internal research and development programs, which could impair our ability to meet our business objectives and adversely affect our results of operations and financial condition.

Our management team has a limited history of working together and may not be able to execute our business plan.

Our management team has worked together for only a limited period of time and has a limited track record of executing our business plan as a team. We have recently filled a number of positions in our senior management and finance and accounting staff. Additionally, certain key personnel have only recently assumed the duties and responsibilities they are now performing. Accordingly, it is difficult to predict whether our management team, individually and collectively, will be effective in operating our business.

We expect to rely to a significant extent on third parties to design, engineer and construct our commercial production facilities and to provide certain technologies, and actions by these third parties may adversely affect the commercialization and market acceptance of our technology platform.

We expect to rely to a significant extent on third parties to design, engineer and construct our commercial production facilities and for the provision of certain technology utilized in our platform. With respect to our Flagship facility, we are in the process of designing Phase I. We have engaged Fagen, Inc. to lead the engineering, procurement and construction activities and third-party technology providers will provide gasification, distillation and waste water treatment technologies. Our use of third parties reduces our control over our facilities and exposes us to certain risks. For example, our operations could be materially disrupted if we lose one of these third parties or if one of our third-party service or technology providers experiences a significant interruption in its business and is unable to perform. If it is necessary to replace any third-party service or technology provider, we may need to incur additional costs. If any of these third-party service or technology providers do not fulfill their contractual duties, meet expected deadlines or provide quality technologies, we may not be able to meet our obligations to our future customers, joint venture partners or licensees, which could result in damage to our reputation and adversely affect our business and results of operations. We may also rely on other third parties to assist in the sale of our fuels and chemicals. These third parties may not be effective at selling our products. If the third parties we rely on to sell our fuels and chemicals do not fulfill their contractual duties or perform effectively, our business, results of operations and financial condition could be materially and adversely affected. Further, if we rely on a single or small number of third-party service or technology providers, we will be exposed to the credit risk of those third parties.

Severe weather, natural or man-made disasters and accidents could disrupt normal business operations at our Flagship facility or other future commercial production facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Our planned Flagship facility will be located in Boligee, Alabama, which is an area exposed to and affected by hurricanes. Our other future commercial production facilities may also be located in areas susceptible to natural disasters, such as hurricanes, wildfires, earthquakes and floods. Natural or man-made disasters could damage our production facilities, require us to temporarily shut down our facilities or otherwise significantly disrupt our operations, including the supply of feedstock to our facilities and the transportation of our fuels or chemicals from our facilities. In addition, environmental pollution could result from any such natural disasters. We may not carry sufficient business insurance to compensate us for losses that may occur as a result of natural disasters. Any resulting losses, damages or claims could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to risks inherent in the production of fuels and chemicals such as ethylene and propylene, and we could be subject to liabilities for which we are not fully insured or that are not otherwise mitigated.

We maintain property, general liability, casualty and other types of insurance that we believe are in accordance with customary industry practices. However, we are not fully insured against all potential hazards incident to our business, including losses resulting from natural disasters, war risks or terrorist acts, and we are not insured against environmental pollution. Changes in insurance market conditions have caused, and may in the future cause, premiums and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us or at all, and might be obligated to divert a significant portion of our cash flow from normal business operations.

Further, our business strategy involves the licensing of our technology platform. Hazardous incidents involving our licensees, if they result or are perceived to result from use of our technologies, may harm our reputation, threaten our relationships with other licensees and/or lead to customer attrition and financial losses. While we expect to limit these risks through contractual limitations of liability and indemnities and through insurance coverage, we may not always be successful in doing so. If a hazardous incident involving one of our licensees occurs, our financial condition and results of operation would be adversely affected, and other companies with competing technologies may have the opportunity to secure a competitive advantage.

We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

Our operations, including the production of alternative fuels and chemicals, are subject to various federal, state, regional, local and foreign environmental, health and safety laws, regulations and permitting requirements, including the Clean Air Act, or CAA, and the Clean Water Act, or CWA. These laws, regulations and permitting requirements may restrict our emissions, affect our ability to make changes to our operations, and otherwise impose limitations on or require controls on our operations. In addition to costs that we expect to incur to achieve and maintain compliance with these laws, new or more stringent CAA or CWA standards or other environmental requirements in the future also may limit our operating flexibility or require the installation of new controls at our facilities.

We use, produce and transport hazardous substances, chemicals and materials in our business and are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, transportation, storage, handling and disposal of these substances, chemicals and materials. Our safety procedures for handling, transporting and disposing of these substances, chemicals, materials and waste products may be incapable of eliminating the risk of accidental injury or contamination from these activities. In the event of contamination or injury, we could be held liable for any resulting damages, including toxic tort claims. Liability under certain environmental laws for contamination at our current, former or future sites or third-party sites where we have disposed or may dispose of hazardous substances, chemicals or materials can be joint and several and without regard to comparative fault. There can be no assurance that violations of environmental, health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present or future laws and regulations could result in the imposition of fines, revocation of permits, third-party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations, and our liability may exceed our total assets. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. Federal, state, local and foreign environmental requirements may substantially increase our costs or delay or prevent the construction and operation of our facilities, which could have a material adverse effect on our business, financial condition and results of operations. Consequently, considerable resources may be required to comply with environmental regulations.

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs.

In recent years, the U.S. Congress has been considering legislation to restrict or regulate emissions of GHGs, such as carbon dioxide and methane. In addition, almost half of U.S. states, either individually or through multi-state regional initiatives, have begun to address GHG emissions. Independent of Congress, the EPA has adopted regulations controlling GHG emissions under its existing CAA authority. For example, on December 15, 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. On October 30, 2009, the EPA issued a final rule requiring the mandatory reporting of GHG emissions from specified large GHG emission sources in the United States beginning in 2011 for emissions occurring in 2010. In June 2010, the EPA also issued a final rule, known as the “Tailoring Rule,” that makes certain large stationary sources and modification projects subject to Prevention of Significant Deterioration and Title V permitting requirements for GHG emissions under the CAA.

At this time, the actual and projected GHG emissions from our facilities, including our Flagship commercial production facility to be built near Boligee, Alabama, could meet the applicable thresholds under the Tailoring Rule and reporting requirements, but currently qualify for exemptions or exclusions from both. Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact our business, any future laws or implementing regulations that may be adopted to address GHG emissions, or any current exemptions or exclusions that we are entitled to that may be eliminated, could require us to incur increased operating costs. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of GHGs could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our GHG emissions, pay any taxes related to our GHG emissions and administer and manage a GHG emissions program, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Joint ventures, joint development arrangements and other strategic collaborations could result in operating difficulties, dilution to stockholders, liabilities and other adverse consequences.

Our business strategy contemplates employing joint ventures to drive market penetration of our technologies and strategic partnerships to accelerate the development of our technology. In that context, we expect to evaluate and consider a wide array of potential strategic transactions. At any given time, we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations. We may face difficulties with respect to these transactions, including:

•	diversion of management time, including a shift of focus from operating our first commercial production facility, Flagship, to issues related to administering and operating our strategic transactions;

•	the lack of full control over aspects of our strategic transactions, particularly with respect to any production facilities that we do not wholly own;

•	the need to implement controls, procedures and policies appropriate for a public company at joint ventures and other strategic partnerships; and

•	liability for activities of joint ventures, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

Moreover, we may not realize the anticipated benefits of any or all of our strategic transactions, or we may not realize them in the time frame expected. Future strategic transactions may require us to issue additional equity securities, spend a substantial portion of our available cash, or incur debt or liabilities, amortize expenses related to intangible assets or incur write-offs of goodwill, which could adversely affect our results of operations and dilute the economic and voting rights of our stockholders.

Our commercialization strategy relies in part on third parties, and therefore the successful commercialization of our technology platform will be dependent on such third parties performing satisfactorily.

We expect to collaborate with third parties to fund, build, develop and operate future commercial-scale facilities that use our proprietary technology platform. Our reliance on third parties would reduce our control over the funding and construction of these facilities and the production and sale of the alternative fuels produced using our technology, including the operating costs of the facilities, which will expose us to certain risks. These facilities will be first-of-kind projects, and we cannot assure you that our collaborators will be able to complete construction on schedule, effectively operate our proprietary technology platform or produce alternative fuels and chemicals of sufficient quality at high enough yields and low enough costs to be profitable. If and when these facilities are completed, we may have limited or no control over the amount or timing of resources that our collaborators commit to our collaboration. Our collaborators may experience a change of policy or priorities or may fail to perform their obligations as expected. These collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may not devote sufficient resources to the manufacturing, marketing or sale of alternative fuels and chemicals produced using our proprietary technology platform. Moreover, disagreements with a collaborator regarding strategic direction, economics of our relationship, intellectual property or other matters could develop, and any such conflict could reduce our ability to enter into future collaboration agreements and negatively impact our relationships with one or more existing strategic collaborators. In addition, our collaborators may also pursue competing technologies that may ultimately prove more compelling than ours. If any of these events occur, we may not be able to successfully commercialize our technology platform. Additionally, our business could be negatively impacted if any of our collaborators undergoes a change of control. If any of our collaborators fails to perform up to the obligations set forth in our agreements with them, our business and prospects could be materially and adversely affected.

Our technology platform may not perform as expected or be accepted by first generation biofuel producers.

Our business strategy includes the co-ownership of production facilities through joint ventures and the licensing of our technology platform to third parties, including first generation biofuel producers. However, first generation biofuel producers have been using existing technologies to produce ethanol from sources such as sugar and corn for many years. Existing ethanol producers may not be willing to try, or may be skeptical of trying, new technologies to produce ethanol. Such licensees, particularly early adopters, may initially use our technology platform for a limited percentage of their operations in order to confirm for themselves the technology’s efficacy and performance. These trials may result in slower commercialization through licensing than we currently expect.

Although we have operated Lighthouse for over 15,000 hours of run time, and confirmed that the cellulosic ethanol produced meets ASTM International standards, our technology has not been tested by a broad range of potential licensees or joint venture partners or at commercial-scale. There can be no assurance that the results achieved by potential licensees or joint venture partners will be consistent with results achieved by us in a pilot or laboratory setting. There can be no assurance that our technology platform or any future version of our technology platform will perform as expected or that the cost savings to first generation biofuel producers will meet our or their expectations. Failure by us to successfully commercialize our technology platform to one or more of the first generation biofuel industry’s leading participants would limit our market penetration and could influence the reputation in the biofuel industry of our technology platform. If first generation biofuel producers do not adopt our technology platform, our business and results of operations could be materially and adversely affected.

During the ordinary course of business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our reputation, business, financial condition and results of operations.

From time to time, we may in the ordinary course of business be named as a defendant in lawsuits, claims and other legal proceedings. These actions may seek, among other things, compensation for alleged personal injury, workers compensation, employment discrimination, environmental violations or liabilities, breach of contract, property damages or civil penalties and other losses or injunctive or declaratory relief. In the event that such actions or indemnities are ultimately resolved unfavorably at amounts exceeding our accrued liability, or at material amounts, the outcome could materially and adversely affect our reputation, business, financial condition and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our financial condition and operating results may vary significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

•	our ability to achieve or maintain profitability;

•	the feasibility of our producing fuels and chemicals on a commercial scale;

•	our ability to manage our growth;

•	our ability to identify and engage joint venture partners;

•	our ability to successfully develop our licensing business;

•	fluctuations in the price of and demand for petroleum-based products;

•	the availability of cost-effective renewable and non-renewable feedstock sources;

•	the existence of government programs and incentives or regulation;

•	potential issues related to our ability to report accurately our financial results in a timely manner;

•	our dependence on, and the need to attract and retain, key management, engineers and other technical personnel;

•	our ability to obtain, protect and enforce our intellectual property rights;

•	potential advantages that our competitors and potential competitors may have in securing funding or developing projects;

•	our ability to obtain additional capital that may be necessary to expand our business;

•	business interruptions such as hurricanes, natural disasters and accidents;

•	our ability to comply with laws and regulations;

•	our ability to properly handle and dispose of hazardous materials used or produced in our business; and

•	our ability to use our net operating loss carryforwards to offset future taxable income.

Due to the various factors mentioned above, and other factors described in this prospectus, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

We may not be able to utilize a significant portion of our net operating loss carry-forwards, other deferred tax assets and tax credits, which could adversely affect our results of operations.

Due to losses recognized for federal and state income tax purposes in prior periods, we have generated significant federal and state net operating loss carry-forwards that may expire before we are able to utilize them. In addition, under U.S. federal and state income tax laws, if over a rolling three-year period, the cumulative change in our ownership exceeds 50%, our ability to utilize our net operating loss carry-forwards, tax credits and certain deferred tax assets to offset future taxable income may be limited. Changes in ownership can occur due to transactions in our stock or the issuance of additional shares of our common stock or securities convertible into our common stock. We have not performed a detailed analysis to determine whether an ownership change has occurred after each of our previous issuances of common stock and convertible preferred stock. The effect of such transactions on our cumulative change in ownership may further limit our ability to utilize our net operating loss carry-forwards, tax credits and certain deferred tax assets to offset future taxable income. Furthermore, it is possible that transactions in our stock that may not be within our control may cause us to exceed the 50% cumulative change threshold and may impose a limitation on the utilization of our net operating loss carry-forwards, tax credits and certain deferred tax assets in the future. We have also generated other deferred tax assets and tax credits that are subject to limitations and may not be utilized. In the event the usage of our net operating loss carry-forwards, deferred tax assets or tax credits is subject to limitation and we are profitable, our results of operations could be materially adversely affected.

If we fail to maintain an effective system of internal controls, we might be unable to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, will require us and our independent registered public accounting firm to evaluate and report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2013. The process of implementing our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 of the Sarbanes-Oxley Act could subject us to a variety of administrative sanctions, including Securities and Exchange Commission, or SEC, action, ineligibility for short form resale registration, the suspension or delisting of our common stock from The NASDAQ Global Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

International expansion is one of our growth strategies, and international operations will expose us to additional risks that we do not face in the United States, which could have an adverse effect on our operating results.

We expect to focus the initial commercialization of our technology platform in the United States; however, international expansion, including to China and other areas of Asia, is part of our growth strategy. As we expand internationally, our operations will be subject to a variety of risks that we do not face in the United States, including:

•	building and managing experienced foreign workforces and overseeing and ensuring the performance of foreign subcontractors;

•	increased travel, infrastructure and legal and compliance costs associated with multiple international locations;

•	additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements affecting our operations, many of which differ from those in the United States;

•	increased exposure to foreign currency exchange rate risk;

•	the inability, or reduced ability, to protect our intellectual property including any effect of compulsory licensing imposed by government action;

•	longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable;

•	difficulties in repatriating overseas earnings;

•	general economic conditions in the countries in which we operate; and

•	political unrest, war, incidents of terrorism or responses to such events.

Our overall success in international markets will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies, including joint venture and licensing arrangements, that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, thus adversely affecting our business, financial condition and operating results.

In the future we may incur an impairment charge relating to our Lighthouse facility.

In October 2011, we suspended continuous operations at our Lighthouse demonstration facility after two years of operation during which it produced cellulosic and non-cellulosic ethanol from multiple feedstocks and provided key insights into the design and operation of Flagship. We expect to either restart operations at Lighthouse for future product development purposes or to redeploy the equipment for other uses. As of December 31, 2011, this facility had a carrying value of approximately $10.4 million. If this facility is not restarted or the equipment cannot be, or is not, redeployed, we may incur an impairment charge for the amount by which the carrying value exceeds the cash flows from the expected usage or eventual disposition of this equipment.

We may be subject to interruptions or failures in our information technology systems.

We currently rely on information technology systems to run our business, and as we complete production of our manufacturing facilities, we will transition to and rely on sophisticated information technology systems and infrastructure to support our commercial production operations, including process control technology at our biorefineries. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures and similar events. The failure of any of our information technology systems may cause disruptions in our operations, adversely affecting our revenue and profitability.

Risks Related to Our Intellectual Property

There are other companies developing technology in this area of business, and other parties may have or obtain intellectual property rights which could limit our ability to operate freely.

Our commercial success depends on our ability to operate without infringing the patents and proprietary rights of other parties and without breaching any agreements to which we become a party. We are aware of other parties applying various technologies, including Ineos Bio and LanzaTech NZ Ltd., to make cellulosic ethanol and other end-products from biomass. We cannot determine with certainty whether patents of other parties may materially affect our ability to conduct our business. Because patent applications can take several years to issue, there may currently be pending applications, unknown to us, that may result in issued patents that cover our technologies or product candidates. We are aware of a number of patent applications filed by, and patents issued to, third parties relating to aspects of our technologies and products. The existence of third-party patent applications and patents could significantly reduce the scope of coverage of any patents granted to us and limit our ability to obtain meaningful patent protection.

We cannot be certain that the conduct of our business does not and will not infringe intellectual property or other proprietary rights of others in the United States and in foreign jurisdictions. Third parties may allege that our proposed technologies, processes and products or our methods infringe their patent or other proprietary rights. Many companies have employed intellectual property litigation as a way to gain a competitive advantage, and it is possible that such allegations may increase as the number of products and competitors in our market increases. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a greater risk of being the subject of such allegations. If the making, using, selling, offering for sale or importing of our proposed products or the practice of our proprietary technologies or processes are alleged to infringe or otherwise violate third party patents or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or redesign our technology, if possible. Otherwise, we could face issues that seriously harm our competitive position and operations, including:

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infringement and other intellectual property claims, which could be costly and time consuming to litigate, whether or not the claims have merit, and which could delay getting our products to market and divert management attention from our business;

•	substantial damages which we may have to pay if a court determines that our products or technologies infringe or otherwise violate another party’s patent or other proprietary rights;

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a court order prohibiting us, our licensees and our customers from making, using, selling, offering to sell or importing any one or more of our products or practicing our proprietary technologies or processes, or a court order mandating that we undertake certain remedial activities; and

•	if a license is available from a third party, an obligation to pay substantial fees and royalties or grant cross licenses to our patents or proprietary rights.

Even if we are able to redesign our technology platform (including micro-organisms and other proprietary technologies) to avoid an infringement claim, our efforts to design around the patent could require significant time, effort and expense and ultimately lead to an inferior or more costly technology platform.

Many of our past and present employees were previously employed at specialty chemical, oil and pharmaceutical companies, some of which include our competitors or potential competitors. We may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims, and such litigation may not be successful. We recently entered into a settlement agreement relating to such a complaint filed by Ineos Bio, pursuant to which Ineos Bio received from us a $2.5 million cash payment and 2,125,000 shares of Series D convertible preferred stock and all the asserted claims were dismissed. In addition, Ineos Bio has the right to receive 2.5% of future ethanol royalties and license fees received by us from third parties who license our technology, subject to a cap. For more information regarding the Ineos Bio litigation and settlement agreement, see “Business—Legal Proceedings.” If we fail in defending against other claims, in addition to paying damages and royalties, we may lose valuable intellectual property rights or personnel and be enjoined from certain activities. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize our products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and demands on management resources, which could have a material adverse effect on our business, financial condition and results of operations and adversely impact our stock price.

Patents and other intellectual property may not adequately protect our products and technologies, which may allow competitors to more easily exploit technology similar to ours.

Our intellectual property portfolio is a valuable asset of our business. Part of our expected market advantage depends on our ability to maintain adequate protection of our intellectual property for our technologies and products and potential products in the United States and other countries. To protect our proprietary rights, we rely on a combination of patent and trade secret laws, confidentiality procedures and contractual provisions, and physical security measures in the United States. As of March 15, 2012, we have seven issued U.S. patents, including five related to membrane arrangements, one related to treatment of syngas streams, and one related to genetically modified organisms for the production of alcohols. We also own four U.S. patent applications that have been allowed for issuance as patents, one related to our own proprietary species of microorganism for converting syngas to ethanol, two related to membrane arrangements and another related to the production of ethylene from a syngas conversion process. In addition we have 24 patent applications pending in the United States, of which approximately ten also have international or foreign patent applications pending. Our pending patent applications are related to a variety of technologies, including microorganisms and our second generation bioreactor designs that use membranes to dramatically reduce the size of the bioreactors and volume of water needed for fermentation.

Such patents and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including, but not limited to, the following:

•

we may fail to apply for patents on important technologies or processes in a timely fashion, or at all, or we may also abandon applications when we determine that a product or method is no longer of interest;

•

there can be no assurance that our pending patent applications will result in issued patents for various reasons, including the existence of conflicting patents, defects in our applications or an inability to obtain claims of adequate scope, or that any patents that issue from such pending patent applications will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable;

•

patent reform laws, including the recently-enacted America Invents Act, and court decisions interpreting such laws, may create uncertainty around our ability to obtain and enforce patent protection for our technologies, and we may, as a result of such laws and court decisions, become involved in proceedings challenging our patent rights;

•

we may not be able to obtain patent protection for some or many of our innovations, and even if we receive patent protection, the scope of our intellectual property rights pursuant to such patents may offer insufficient protection from competition or unauthorized use of our innovations by third parties;

•

our products and processes may rely on the technology of others and, therefore, require us to obtain intellectual property licenses from third parties in order for us to commercialize our technology platform and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all;

•

our patents will eventually lapse or expire or may be challenged, invalidated, circumvented or be deemed unenforceable because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;

•	the costs associated with enforcing patents, confidentiality and invention assignment agreements or other intellectual property rights may make effective enforcement prohibitive;

•	we may not be aware of infringements or misappropriation, or we may be unable to prevent them;

•	our efforts to safeguard our trade secrets may be insufficient to prohibit the dissemination of this confidential information;

•	even if we enforce our rights aggressively, injunctions, fines and other penalties may be insufficient to deter violations of our intellectual property rights;

•

if we seek to enforce our rights, we may be subject to claims that our intellectual property rights are invalid, otherwise unenforceable or are licensed to the party against whom we are asserting the claim; and

•

other persons may independently develop proprietary technology, information and processes that are functionally equivalent or superior to our proprietary intellectual property and processes but do not infringe or conflict with our patented or unpatented proprietary rights, or may use their own proprietary intellectual property rights to block us from taking full advantage of the market.

In addition, the research undertaken by the colleges and universities from which we have licensed technology, was funded by the U.S. federal government. When new technologies are developed with U.S. government funding, the government obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise “march-in” rights to use or allow third parties to use our patented technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the U.S. government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, U.S. government-funded inventions must be reported to the government and U.S. government funding must be disclosed in any resulting patent applications. In addition, our rights in such inventions are subject to certain requirements to manufacture products in the United States. If the measures that we take to protect our intellectual property are ineffective, this could have a material adverse effect on our business, financial condition and results of operations.

We may not retain exclusive rights to intellectual property created as a result of our collaborations.

Under certain of our license agreements, our license rights are limited to a certain field of use and/or our licensors have retained certain rights in and outside of our field of use. In addition, under certain of our license agreements and agreements with our research, development or collaboration partners, we are obligated to grant such licensors and partners certain rights in and outside of our field of use under any new technology or intellectual property created as a result of our research, development or collaborations. Such provisions may limit our ability to gain commercial benefit from some of the intellectual property we develop and may lead to costly or time-consuming disputes with parties with whom we have commercial relationships over rights to certain innovations.

Our ability to compete may decline if we are required to enforce or defend our intellectual property rights through costly litigation or administrative proceedings.

Unauthorized parties may attempt to copy or otherwise obtain and use our technology platform. Identifying unauthorized use of our intellectual property is difficult, because we may be unable to monitor the processes and materials employed by other parties, and the end products of our proprietary technology may be commodities from which it would be difficult to ascertain the methods or materials used in their manufacture. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where enforcement of intellectual property rights is more difficult than in the United States. Proceedings to enforce or defend our intellectual property rights could result in substantial costs, even if the eventual outcome were favorable to us, and would divert both funds and other resources from our business objectives. If the outcome of any such proceedings is unfavorable and competitors are able to use our technology without payment to us, our ability to compete effectively could be harmed. Furthermore, the nature of any protection against foreign competition that may be afforded by any patents we may have is often difficult to predict and varies significantly from country to country. Moreover, others may independently develop and obtain patents for technologies that are similar or superior to our technologies. If that happens, we may need to license these technologies, and we may not be able to obtain licenses on reasonable terms, if at all, which could cause harm to our business.

Confidentiality agreements with employees and others may not adequately prevent disclosures of trade secrets and other proprietary information.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. However, this information is difficult to protect. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, scientific advisors, licensees and other third parties. These agreements generally require that all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us be kept confidential and not disclosed to third parties. However, such agreements may be breached, may not provide adequate remedies, or may be the subject of disputes that may not be resolved in our favor. In addition, third parties could reverse engineer, steal or misappropriate our proprietary micro-organisms and/or processes, and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and other confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets and other confidential information could adversely affect our competitive business position.

We may not be able to obtain and enforce our intellectual property rights throughout the world.

We expect in the future to build, or to collaborate with others in building, production facilities using our technology platform in countries other than the United States. However, our intellectual property rights outside the United States may be less extensive than our intellectual property rights in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions outside the United States, or from selling or importing products made using our inventions in and into the United States or other territories. Many companies have encountered significant problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to alternative fuel technologies. This could make it difficult for us or our licensors to stop any infringement of our or our licensors’ patents or misappropriation of the subject matter of our other proprietary or intellectual property rights. Proceedings or litigation that we or our licensors initiate to enforce our and our licensors’ patents and other proprietary rights in the United States or foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, and put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Our rights to certain intellectual property utilized in our research and development efforts and technology platform are licensed to us by third parties, and our failure to maintain or renew such arrangements, or enter into new licensing arrangements as technology advances, could adversely affect our business.

We have entered into, and may enter into additional, license agreements pursuant to which we have, or will obtain, the right to develop, use and commercialize certain intellectual property. There can be no assurance that we will be successful in maintaining our relationships with our licensors or be successful in negotiating additional in-licensing agreements on terms acceptable to us or at all. We may also be subject to claims from our licensors that we have breached the terms of our agreements, or have infringed or misappropriated their intellectual property. If a license agreement is terminated or not renewed, we may be unable to develop, market or continue to use products, technologies or processes covered by the applicable licensed intellectual property. In addition, there can be no assurance that other third parties will not enter into arrangements with our licensors or collaboration partners for the development or commercialization of the same or similar products or technologies or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. The occurrence of any of the foregoing events may adversely affect our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares.

You may be unable to sell your shares at or above the offering price, and our share price may be volatile, which could subject us to securities class action litigation.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	the position of our cash, cash equivalents and marketable securities;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rate;

•	announcements of technological innovations by us, our strategic partners or our competitors;

•	announcements by us, our customers or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the entry into, modification or termination of customer contracts;

•	additions or losses of customers;

•	additions or departures of key management, engineers or other technical or operational personnel;

•	competition from existing technologies and products or new technologies and products that may emerge;

•	issuance of new or updated research reports by securities or industry analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	changes in existing laws, regulations and policies applicable to our business and products, including RFS2, and the adoption or failure to adopt carbon emissions regulation;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	general market conditions in our industry; and

•	general economic and market conditions.

Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, other companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. We cannot predict the effect, if any, that future public sales of these shares or the availability of these shares for sale will have on the market price of our common stock. Based on 36,460,223 shares of common stock outstanding as of December 31, 2011, after giving effect to the IPO Share Adjustments, upon the completion of this offering, we will have              outstanding shares of common stock. Of these shares,              shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. Our officers, directors and substantially all of our other stockholders have executed lock-up agreements preventing them from selling any stock they hold for a period of 180 days from the date of this prospectus, subject to certain limited exceptions and extensions described under the section entitled “Underwriting.” Citigroup Global Markets Inc. may, in its sole discretion, permit our officers, directors and current stockholders to sell shares prior to the expiration of these lock-up agreements.

After the lock-up agreements pertaining to this offering expire, an additional             shares will be eligible for sale in the public market in accordance with and subject to the limitation on sales by affiliates as provided in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, (i) as of December 31, 2011, 722,556 shares reserved for future issuance under our 2006 Option Plan, that are not issued or subject to outstanding grants, and (ii) 5,000,000 shares that will be reserved for future issuance under our 2012 Incentive Plan, will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, 180 days after the completion of this offering, certain holders of             shares of our common stock will have the right to require us to register these shares under the Securities Act pursuant to an amended and restated investors’ rights agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price will be substantially higher than the tangible book value per share of shares of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of approximately $             per share in the price you pay for shares of our common stock as compared to its tangible book value, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus. To the extent outstanding options and warrants to purchase shares of common stock are exercised, there will be further dilution. In addition, future financings that involve the issuance of equity securities could cause our existing stockholders to suffer further dilution. For further information, please see “Dilution” elsewhere in this prospectus.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds,” we will have broad discretion in the application of the net proceeds. Our failure to apply these net proceeds effectively could affect our ability to continue to develop and grow our business, which could cause the value of your investment to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be required to comply with the requirements of the Sarbanes-Oxley Act, as well as rules and regulations subsequently implemented by the SEC and The NASDAQ Global Market, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We do not anticipate paying any cash dividends in the foreseeable future, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock for the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not invest in our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	a classified board of directors;

•

authorizing our board of directors to issue undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include the right to elect an additional director as a class and super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	authorizing our board of directors to amend, alter or repeal our bylaws and to fill board vacancies until the next annual meeting of our stockholders;

•

prohibition on stockholder action by written consent unless such action is recommended by all directors then in office, which requires that all stockholder actions not so approved be taken at a meeting of our stockholders;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	not authorizing our stockholders to call a special stockholder meeting; and

•	requiring advance notification of stockholder nominations and proposals.

In addition, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. All statements other than statements of historical fact included in this prospectus, including statements regarding financial projections and other statements regarding other future performance or events, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negatives thereof or variations thereon or similar terminology. Such statements were prepared by us in good faith, based on conditions existing at the time of preparation of this prospectus and represent our best estimate of future events. All such forward-looking statements are based on various underlying assumptions and expectations and are subject to risks and uncertainties which could cause actual events to differ materially from those expressed in the forward-looking statements, including:

•	we are a development stage company and have generated limited revenue, and our business will not succeed if we are unable to successfully commercialize our fuels and chemicals;

•

we have a limited operating history and a history of net losses, and we expect significant increases in our costs and expenses to result in continuing losses as we seek to commercialize our fuels and chemicals;

•

we have no experience producing fuels or chemicals at a commercial-scale or in building the facilities necessary for such production, and we will not succeed if we cannot effectively scale our proprietary technology platform;

•

the results we achieved at our Lighthouse demonstration facility may not be indicative of the results we will achieve at our planned Flagship facility because we expect to use certain technologies at Flagship that differ from or are in addition to the technologies that we tested at Lighthouse;

•	the actual cost of constructing, operating and maintaining our commercial production facilities may be significantly higher than we plan or anticipate;

•

the commitment with respect to the debt financing that we expect to use to fund a portion of the cost of construction of Phase I of Flagship is subject to a number of significant conditions, and we cannot assure you that we will obtain such financing, or the related USDA guarantee, on the schedule or terms we currently expect, or at all;

•

we expect that Phase I of Flagship will be developed as a joint venture between us and one of our technology providers, and that such technology provider will finance a portion of the construction of Phase I, and the process for finalizing the definitive documentation with such technology provider may take longer than we expect or may not happen at all;

•

we will need substantial additional capital in the future in order to expand our business, and our failure to obtain such capital could materially interfere with our business plans and growth strategies;

•

we are involved in negotiations with a lender to provide debt financing that will fund a portion of the cost of constructing Phase I of our planned Flagship facility and with the USDA for a 90% guarantee of such debt financing, and the process for finalizing the definitive documentation may take longer than expected or may not happen at all;

•

competitors and potential competitors who have greater resources and experience than we do may develop products and technologies that compete with ours or may use their greater resources to gain market share at our expense; and

•	there are many companies developing technology in this area of business, and other parties may have or obtain intellectual property rights which could limit our ability to operate freely.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not be all of the factors that are important to you. We operate in a competitive and rapidly changing environment in which new risks emerge from time to time, and it is not possible for our management to predict all risks. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market opportunity and market size, is based on the most recently available information of which we are aware from various publicly available sources that are not affiliated with us, including: the EIA; ICIS; the National Renewable Energy Laboratory; RISI; Sandia; and Timber Mart-South, a publisher of timber market prices. We have also relied on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for alternative fuels and chemicals. We believe that the market opportunity and market size information included in this prospectus is generally reliable; however, these data involve a number of assumptions and limitations. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of             shares of common stock in this offering will be approximately $         million, or approximately $         million if the underwriters’ option to purchase additional shares is exercised in full, based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay in connection with this offering. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We expect Phase I of Flagship, our planned commercial production facility in Boligee, Alabama, to be developed as a joint venture between us and a joint venture partner. We intend to use approximately $73 million of the net proceeds of this offering to fund the construction of Phase I of Flagship by making aggregate capital contributions in such amount to the joint venture entity. In addition to the net proceeds of this offering contributed by us, we intend to finance the construction of Phase I with capital contributions made by our joint venture partner to the joint venture entity and $87.9 million of debt financing that will be supported by a 90% guarantee from the USDA. See “Business—Our Commercialization Plan—Flagship—Phase I Joint Venture” for more details regarding the expected joint venture.

Currently, we have no specific plan for the use of the remainder of the net proceeds and intend to use such proceeds for general corporate purposes, including public company compliance costs, working capital needs, operating expenses and costs associated with research and development and future developments. As of the date of this prospectus, we cannot allocate specific amounts of the net proceeds that we may use for any particular purpose except the construction of Phase I of Flagship. Accordingly, management will have significant flexibility in applying the net proceeds of this offering. Pending their use, we intend to invest the net proceeds of this offering in short-term, interest-bearing instruments.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently expect to retain all future earnings, if any, in the operation and expansion of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors, subject to compliance with covenants in agreements governing our indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2011 on:

•	an actual basis;

•	a pro forma basis to give effect to the IPO Share Adjustments; and

•

a pro forma as adjusted basis to give additional effect to (i) the issuance by us of              shares of common stock in this offering and the application of our estimated net proceeds from this offering as set forth under “Use of Proceeds” as if this offering occurred on December 31, 2011 and (ii) our incurrence of $87.9 million of indebtedness following this offering in connection with financing the construction of Phase I of our Flagship facility. See “Description of Certain Indebtedness.”

You should read this table together with “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	December 31, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)

Cash and cash equivalents(1)	$14,135	$14,135	$

Long-term debt, including current portion	$—	$—	$
Stockholders’ equity:

Common stock, $0.001 par value, 48,400,000 shares authorized, 6,079,785 shares issued and outstanding, actual; 36,460,223 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	6	36
Series A convertible preferred stock, $0.01 par value, 10,052,500 shares authorized, 10,000,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	100	—		—
Series B convertible preferred stock, $0.01 par value, 4,000,000 shares authorized, 3,798,888 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	38	—		—
Series C convertible preferred stock, $0.01 par value, 11,571,500 shares authorized, 11,570,835 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	116	—		—
Series D convertible preferred stock, $0.01 par value, 6,000,000 shares authorized, 2,885,715 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	29	—		—
Additional paid-in capital(1)	121,977	137,105
Deficit accumulated during the development stage	(111,969)	(111,969)

Total stockholders’ equity(1)	10,297	25,172

Total capitalization(1)	$10,297	$25,172	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming

no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock to be outstanding after this offering is based on 36,460,223 shares of our common stock outstanding as of December 31, 2011, as adjusted to give effect to the IPO Share Adjustments and excludes:

•

6,055,695 shares of our common stock issuable upon the exercise of options to purchase shares of common stock outstanding as of December 31, 2011 at a weighted-average exercise price of $1.54 per share;

•	122,500 shares of our common stock issuable upon the exercise of warrants and non-plan stock options outstanding as of December 31, 2011 at a weighted-average exercise price of $0.50 per share;

•

722,556 shares of our common stock reserved for future issuance as of December 31, 2011 under our 2006 Option Plan, and 5,000,000 shares of our common stock that will be reserved for future issuance under our 2012 Incentive Plan; and

•

shares of our common stock which may be reserved for future issuance to our joint venture partner for Phase I of Flagship pursuant to warrants that may be granted to such joint venture partner when it funds its equity contribution to the joint venture entity.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value as of December 31, 2011 was $         million, or $         per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock on December 31, 2011, after giving effect to the IPO Share Adjustments.

Our pro forma as adjusted net tangible book value as of December 31, 2011, after giving effect to the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would have been approximately $         million, or $          per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $          per share to existing stockholders and an immediate dilution of $         per share to new investors, or approximately     % of the assumed initial public offering price of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share of common stock as of December 31, 2011, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering	$

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by $         million, the pro forma as adjusted net tangible book value per share by $         per share and the dilution in the pro forma net tangible book value to new investors in this offering to $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $         per share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to new investors.

The following table summarizes, on a pro forma basis as of December 31, 2011 (giving effect to the IPO Share Adjustments), the number of shares of common stock purchased from us, the total consideration paid to us, and the average price paid per share by both existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands other than percentages and per share data)
Existing stockholders			%	$		%	$
Investors participating in this offering

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own approximately     % and our new public investors would own approximately     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The discussion and tables in this section regarding dilution are based on 36,460,223 shares of common stock issued and outstanding as of December 31, 2011, after giving effect to the IPO Share Adjustments. The number of shares of our common stock to be outstanding after this offering excludes:

•

6,055,695 shares of our common stock issuable upon the exercise of options to purchase shares of common stock outstanding as of December 31, 2011, at a weighted-average exercise price of $1.54 per share;

•	122,500 shares of our common stock issuable upon the exercise of warrants and non-plan stock options outstanding as of December 31, 2011 at a weighted-average exercise price of $0.50 per share;

•

722,556 shares of our common stock reserved for future issuance as of December 31, 2011 under our 2006 Option Plan, and 5,000,000 shares of our common stock that will be reserved for future issuance under our 2012 Incentive Plan; and

•

shares of our common stock which may be reserved for future issuance to our joint venture partner for Phase I of Flagship pursuant to warrants that may be granted to such joint venture partner when it funds its equity contribution to the joint venture entity.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. If all of our outstanding options and warrants were exercised, our pro forma net tangible book value as of December 31, 2011 would have been $         million, or $          per share, and the pro forma, as adjusted net tangible book value after this offering would have been $          million, or $          per share, causing dilution to new investors of $         per share.

In addition, we plan to raise additional capital to fund our commercialization plan. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents our selected historical financial data as of the dates and for the periods indicated. The summary statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the summary balance sheet data as of December 31, 2010 and 2011 have been derived from our audited financial statements that are included elsewhere in this prospectus. The summary statement of operations data for the years ended December 31, 2007 and 2008 and the summary balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited financial statements not included in this prospectus.

The selected historical financial data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto and other financial data included elsewhere in this prospectus.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues from services	$—	$—	$—	$250	$—
Cost of services (exclusive of depreciation in operating expenses)	—	—	—	116	—

Revenues less related costs	—	—	—	134	—
Operating expenses:
Research and development	5,104	6,505	7,399	10,128	11,573
Engineering	—	504	1,398	1,698	2,765
Selling, general and administrative	1,691	4,054	3,937	5,774	8,440
Depreciation	331	888	3,579	10,583	6,530
Accretion	—	—	134	437	476
Litigation settlement	—	—	—	—	17,375

Total operating expenses	7,126	11,951	16,447	28,620	47,159

Loss from operations	(7,126)	(11,951)	(16,447)	(28,486)	(47,159)

Other income (expense):
Interest income	121	324	108	11	2
Interest expense	(8)	(183)	(119)	(251)	—
Other, net	(15)	1	—	2	36

Total other income (expense), net	98	142	(11)	(238)	38

Loss before income taxes	(7,028)	(11,809)	(16,458)	(28,724)	(47,121)
Income tax benefit	—	—	—	—	—

Net loss	$(7,028)	$(11,809)	$(16,458)	$(28,724)	$(47,121)

Net loss per share of common stock, basic and diluted	$(1.26)	$(2.03)	$(2.81)	$(4.84)	$(7.80)

Weighted-average shares of common stock outstanding, basic and diluted	5,570	5,806	5,847	5,936	6,038

Pro forma net loss per share of common stock, basic and diluted (unaudited)(1)					$(1.29)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(1)					36,419

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Summary Balance Sheet Data:
Cash and cash equivalents	$964	$37,321	$9,009	$15,108	$14,135
Working capital(2)	143	37,265	6,840	13,174	(9,348)
Working capital (excluding share issuance pursuant to litigation settlement)	143	37,265	6,840	13,174	5,527
Property, plant and equipment, net	3,112	13,094	29,749	24,782	18,987
Total assets	4,783	51,673	40,294	41,031	34,741
Long-term debt, including current portion	1,458	972	464	—	—
Preferred stock – liquidation value	10,000	70,552	73,797	108,244	135,368
Total stockholders’ equity	2,090	49,794	34,505	35,756	10,297

(1)	Gives effect to the IPO Share Adjustments but not to this offering.
(2)	Working capital is the amount by which current assets exceed current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus. Due to the fact that we have not generated any on-going revenue, we believe that the financial information contained in this prospectus is not indicative of, or comparable to, the financial profile that we expect to have if and when we begin to generate revenue. Except to the extent required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

We are a technology leader in alternative fuels and chemicals. Our low-cost, proprietary process converts a wide variety of abundant feedstock, such as woody biomass, agricultural residues, municipal wastes, natural gas and other carbon-containing materials, into fuels and chemicals. We have combined best-in-class synthesis gas production and cleaning technologies with our molecular biology and process engineering capabilities to create a novel synthesis gas fermentation technology platform. While our technology platform is capable of producing multiple alternative fuels and chemicals, we are initially focused on producing cellulosic ethanol for the large, established ethanol market. We operated a production facility at demonstration scale for more than two years where we achieved what we believe to be the highest yield of cellulosic ethanol per bone dry ton of feedstock demonstrated at this scale, in addition to converting natural gas to ethanol. In 2012 we expect to begin constructing our first commercial-scale ethanol production facility. We believe our high yield and low production cost provide us with a competitive advantage compared to other producers.

We were incorporated and commenced operations in May 2006 and are a development stage company. At our demonstration-scale facility in Madison, Pennsylvania, which we refer to as Lighthouse, we operated our technology platform to produce ethanol for over 15,000 hours. At this facility we converted a wide variety of feedstocks, including wood chips, wood waste, sorted municipal solid waste, and natural gas, into ethanol, and, at our first commercial production facility, we expect to achieve yields of 100 gallons of cellulosic ethanol per bone dry ton of softwood. Our first commercial facility will be built in Boligee, Alabama. The initial production capacity of this facility, which we refer to as Flagship, will be 16 million gallons of ethanol per year (including approximately five million gallons per year produced from natural gas), representing a single integrated production line of our technology platform. We expect to build out Flagship to achieve total production capacity of 78 million gallons of ethanol per year. The primary feedstock for this facility, wood chips and wood waste, is in plentiful supply in the region and allows us to capitalize on existing wood gathering and processing infrastructure. We plan to utilize natural gas as a second feedstock for Phase I of Flagship.

When fully built out, we expect Flagship to produce fuel-grade cellulosic ethanol from softwood at an unsubsidized operating cost of less than $1.50 per gallon, net of the sale of co-products such as electricity, assuming a feedstock cost of $64 per bone dry ton of softwood. Our unsubsidized operating costs consist of feedstock costs, processing costs (such as utilities), raw material costs (such as organism nutrients) and other costs (such as denaturant, labor, maintenance and overhead), and exclude depreciation and amortization. We have deducted electricity sales from our cost calculation because we expect to produce energy in excess of our needs at our Flagship facility and have included in our design the ability to convert excess energy into electricity.

For facilities built after Flagship, we expect to produce fuel-grade ethanol from natural gas at an unsubsidized operating cost of less than $1.50 per gallon, assuming a feedstock cost of $4 per mmBtu of natural gas. According to Bloomberg, on March 21, 2012, the spot price for natural gas at the Henry Hub in Louisiana was $2.24 per mmBtu, compared to a 10-year average spot price of $4.22 per mmBtu. According to the EIA, prices are expected to remain below $5 per mmBtu through 2015. Our unsubsidized operating costs consist of feedstock costs, processing costs (such as electricity), raw material costs (such as organism nutrients) and other costs (such as denaturant, labor, maintenance and overhead) and exclude depreciation and amortization.

Although our proprietary process is initially focused on producing ethanol, we intend to leverage our technology so that we can address other alternative fuel and chemical opportunities.

Key Milestones Achieved

Since our inception, we have advanced our syngas fermentation technology from the test tube to our Lighthouse facility, which we believe is one of the largest syngas fermentation facilities in the world based on production capacity. The key milestones we have achieved in the development of our technology are:

•	February 2007 — initial micro-organism strains licensed from Oklahoma University;

•	May 2008 — 1,000-fold improvement in productivity of ethanol strains;

•	August 2008 — first demonstration of continuous ethanol production;

•	October 2008 — start-up of a high-throughput screening laboratory for screening anaerobic bacterial strains;

•	December 2008 — Boligee, Alabama site secured for Flagship facility;

•	February 2009 — propanol microbiology identified in the laboratory;

•	July 2009 — preliminary front-end engineering and design of a commercial production facility completed;

•	October 2009 — Lighthouse facility begins operating;

•	November 2009 — first demonstration of conversion of woody biomass to ethanol at our Lighthouse facility;

•	November 2010 — air operating and water discharge permits secured for Flagship facility;

•	December 2010 — Joint Development Agreement with Total Petrochemicals signed;

•	March 2011 — butanol microbiology identified at our Lighthouse facility;

•	June 2011 — USDA conditional commitment for a 90% guarantee of $87.9 million of debt financing for construction of the first phase of our Flagship facility provided;

•	September 2011 — first demonstration at Lighthouse of conversion of municipal solid waste to ethanol; and

•	October 2011 — after demonstrating design parameters for our Flagship facility, Lighthouse continuous operations suspended, with the option to resume operations in 2012.

Until recently, we have focused our efforts on research and development, and we have not yet generated any significant revenue. As a result, we have generated $112.0 million of operating losses and an accumulated deficit of $112.0 million from our inception through December 31, 2011. We expect to continue to incur operating losses through at least 2013 as we continue into the commercialization stage of our business.

Our Commercialization Plan

Flagship will be our first commercial-scale project employing our technology platform. In addition to developing wholly-owned facilities, we plan to enter into joint ventures for the co-ownership of facilities and to license our technology platform to third parties. We believe this strategy will drive market penetration while minimizing our capital requirements. We intend to generate revenue through selling fuels produced at wholly-owned or co-owned production facilities, licensing of our technology platform, selling engineered equipment systems and providing ongoing service and supplies to licensees and joint ventures.

Our Flagship facility will be built in two phases. We expect construction of the 16 million gallon first phase to begin in 2012 and commercial operations to begin in 2014. We expect to develop Phase I of Flagship as a joint venture between us and one of our technology providers. Once Phase I has been completed and Flagship begins operations, we expect to begin constructing the second phase of Flagship in 2014, which we expect to begin commercial operations in 2015, to achieve total production capacity of 78 million gallons of ethanol per year.

We plan to finance Phase I of Flagship with our contribution of a portion of the net proceeds of this offering, capital contributions made by our joint venture partner and $87.9 million of debt financing supported by a 90% loan guarantee through the USDA’s 9003 Biorefinery Assistance Program. For more information, see “Use of Proceeds” and “— Liquidity and Capital Resources.”

In addition to Flagship, we are in discussions with potential strategic partners about commercializing our technology through joint development or licensing arrangements, and have signed several MOUs and engineering service agreements. The location of future facilities, whether they are wholly-owned, developed with strategic partners, or licensed, will depend upon available feedstocks, geography, and co-location synergies.

Factors Affecting our Results of Operations

We expect that the principal drivers of our gross and operating margins will be the following:

•

Economies of scale. We expect to realize per gallon cost improvements as a result of the increased scale of our planned future production facilities. We plan to expand the throughput capacity from an expected 300 bone dry tons per day in Phase I of our Flagship facility to 2,100 bone dry tons per day after completion of Phase II of our Flagship facility. As a result, we expect to be able to spread the fixed facilities costs and personnel costs across a larger volume of production, achieving a lower per-unit cost. We expect that Flagship will produce fuel-grade cellulosic ethanol from softwood at an unsubsidized operating cost of approximately $1.85 per gallon, assuming no co-product sales, for Phase I, and less than $1.50 per gallon, net of the sale of co-products such as electricity, when fully built out, in each case assuming a feedstock cost of $64 per bone dry ton of softwood.

•

Value of RINs. Each gallon of cellulosic ethanol produced generates a RIN. We expect to capture the value of the RINs that are assigned to each gallon of cellulosic ethanol through the price at which we sell our ethanol. Some of the ethanol we will produce, such as ethanol produced from natural gas feedstock, may not qualify to generate RINs.

•

Natural gas prices. We plan to utilize natural gas as a second feedstock for Phase I of Flagship in order to demonstrate our natural gas-to-ethanol process at commercial scale, as well as to reduce the risks associated with a single gasifier production line. As a result, our operating results will be affected by volatility in the price of natural gas, particularly if any price increases are not accompanied by correlative increases in the price of ethanol.

•

Price of ethanol. The price of ethanol has been subject to volatility in recent years. Decreases in the market price of ethanol, whether caused by changes in ethanol supply or demand, gasoline prices, government regulations or otherwise, could significantly impact our operating results.

•

Crude oil prices. We expect that the price at which we will sell ethanol will be influenced by the price of gasoline produced from crude oil. In addition, the cost of cutting and hauling trees will consume a significant amount of diesel fuel, thereby impacting the overall cost of our feedstock. Because of these conditions, we expect as the price of crude oil increases, the price at which we can sell ethanol will increase and the cost of feedstock will rise.

•

Learning curve efficiencies. Engineering principles indicate a downward trend in costs and construction time of like-kind capital projects completed in progression. As we operate Phase I of Flagship and as we construct Phase II of Flagship, we expect to identify cost and time savings that we can employ in subsequent projects to reduce our overall capital investment per unit over time.

•

Operating factor.  Operating factor is a measure of the efficiency and availability of a production facility. As we operate our facilities, beginning with our Flagship facility, we expect to learn how to minimize the amount of downtime in which the plants are not available for production and to maximize the amount of production the plants generate in a fixed period of time. This operating factor will impact the overall product output of a plant.

•

Licensing revenue.  We expect to license to companies who wish to use our technology. These licenses will provide a complete design package enabling standardized, low-cost biorefinery development and access to our extensive knowledge in microbiology, engineering, and operational know-how that drives our platform. We expect that as our technology becomes more accepted and the average plant sizes increase, per plant royalties will be higher on later plants than on earlier plants.

Financial Operations Overview

Revenue.  To date, we have only generated a limited amount of engineering project service revenue from an affiliate of one of our stockholders. We do not expect to generate on-going product revenue until our Flagship facility begins operations. Our revenue will be generated primarily from the sale of ethanol produced at our wholly-owned or co-owned production facilities, which includes, in the case of cellulosic ethanol, the value of the associated RINs. We will also generate revenue through licensing of our technology platform, selling engineered equipment systems and providing ongoing service and supplies to licensees and joint ventures.

Cost of goods sold.  To date, we have only generated a small amount of cost of goods sold related to the engineering project services revenue described above. When our facilities begin production, our gross margin will be derived from the sale of ethanol, including, in the case of cellulosic ethanol, the value of the associated RINs, less the costs incurred to generate the fuel. Cost of goods sold will then consist primarily of feedstock costs, facility-related fixed costs, other plant-related variable costs and depreciation. Our cost of goods sold will be primarily driven by varying feedstock and labor costs in the regions where our facilities are located and by the impact of inflation on the materials, spare parts, utilities and other facility-related costs necessary for operating our facilities. Additionally, once we begin to deliver engineering services to our customers, the direct costs of those services provided will be recorded within cost of goods sold.

We expect that our cost of goods sold will consist of the following:

•

Feedstock.  The largest component of our cost of goods sold will be the cost of procuring and preparing the biomass we convert into syngas to feed to our proprietary micro-organisms. Our micro-organisms can convert syngas produced from a variety of biomass feedstock, including woody biomass, such as whole tree chips and wood waste; agricultural residues, such as sugarcane bagasse; and energy crops, such as switch grass and miscanthus. Our feedstock prices are a function of feedstock acquisition, harvesting, transportation and processing costs. For our Flagship facility, we have selected wood chips and wood waste as our primary feedstock because of their abundant supply in Alabama and generally stable pricing history. We project feedstock costs of $64 per bone dry ton of softwood, which is consistent with prices in the third quarter of 2011 in the region around Flagship, according to Timber Mart-South. We plan to reduce our feedstock costs by increasing our use of wood waste, such as logging residues, branches and bark, at our initial commercial production facility. Phase I of Flagship will also rely on natural gas as a second feedstock, which we expect to procure from existing utility sources at market prices. We expect to use a wide variety of other feedstocks, in addition to woody biomass, for subsequent facilities, including municipal solid waste, agricultural residues, energy crops and fossil fuel sources.

•

Facility-related fixed costs.  Our facilities will require a baseline level of plant labor, consisting of personnel in the areas of operations, including monitoring and testing, health and safety, environmental and maintenance. Other fixed costs include maintenance materials, supplies and casualty and liability insurance, as well as ad valorem and property taxes.

•

Depreciation.  Our largest expenditures will be the capital costs associated with the construction of our commercial production facilities. These costs are comprised of land acquisition, site preparation, utilities, permitting, facility construction, start-up and contingency costs and related financing costs. The depreciation expense of these facilities will be included in cost of goods sold.

•	Other variable costs. We expect to incur other variable costs such as utilities (including natural gas used for purposes other than feedstock), waste removal, and variable personnel labor costs.

Research and Development Expenses.  Research and development expenses consist primarily of expenses for personnel focused on finding and developing improved strains of micro-organisms. These expenses also consist of facilities costs, lab materials and related overhead. Our research and development expenses have included the costs associated with our Lighthouse facility. We expense all of our research and development costs as they are incurred. We expect to continue to invest in the development of our proprietary biomass-to-renewable fuels and chemicals technology platforms. Accordingly, we expect to incur ongoing research and development expenses.

Engineering Expenses.  Engineering expenses consist primarily of the personnel and related expenses for staff dedicated to designing, planning and monitoring the construction of our Flagship facility. In the future, as we begin to generate revenue through providing engineering services, certain direct engineering costs will be reflected within cost of services and goods sold.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of personnel expenses for our executive, legal, finance, human resource and information technology functions, as well as fees for professional services and facility overhead expenses. These expenses also include costs related to our business development function, including marketing programs. Professional services consist principally of external legal, accounting, tax, audit and other consulting services. We expect selling, general and administrative expenses to increase as we incur additional costs related to operating as a public company, including increased legal and accounting fees, costs of compliance with securities, corporate governance and other regulations, investor relations expenses and higher insurance premiums, particularly those related to director and officer insurance. In addition, we expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business.

Depreciation Expense.  Depreciation expense consists of depreciation of our property, plant and equipment over their estimated useful lives, including our Lighthouse facility. For future plants, depreciation will commence when they begin operations.

Accretion Expense.  Accretion expense relates to the asset retirement obligation for our Lighthouse facility. The accretion expense increases the asset retirement obligation accrual from its present value to its future liability value. For future plants, we will determine if asset retirement obligations exist and will record the required liability and accretion expense as needed.

Interest Income.  Interest income is comprised of interest earned on invested funds and cash on hand. We expect interest income will fluctuate in the future with changes to the balance of funds invested, cash on hand and market interest rates.

Interest Expense.  We incurred interest expense in connection with our capitalized equipment lease obligations. The capital lease obligations were fully paid off in 2010. We currently are not incurring any interest expense on debt obligations.

Income Tax Benefit.  Since inception, we have incurred net losses and have not recorded any U.S. federal or state income tax expense. We have a full valuation allowance for our net deferred tax assets because we have incurred losses since inception.

Results of Operations

The following table sets forth our results of operations for the periods shown:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Statement of Operations:
Revenues from services	$—	$250	$—
Cost of services (exclusive of depreciation in operating expenses)	—	116	—

Revenues less related costs	—	134	—

Operating expenses:
Research and development	7,399	10,128	11,573
Engineering	1,398	1,698	2,765
Selling, general and administrative	3,937	5,774	8,440
Depreciation	3,579	10,583	6,530
Accretion	134	437	476
Litigation settlement	—	—	17,375

Total operating expenses	16,447	28,620	47,159

Loss from operations	(16,447)	(28,486)	(47,159)

Other income (expense):
Interest income	108	11	2
Interest expense	(119)	(251)	—
Other, net	—	2	36

Total other income (expense), net	(11)	(238)	38

Loss before income taxes	(16,458)	(28,724)	(47,121)
Income tax benefit	—	—	—

Net loss	$(16,458)	$(28,724)	$(47,121)

Comparison of Years Ended December 31, 2010 and 2011

	Year Ended December 31,		Increase (Decrease)
	2010	2011	Dollar	%
	(in thousands, except percentages)
Statement of Operations Data:
Revenues from services	$250	$—	$(250)	(100)%
Cost of services (exclusive of depreciation in operating expenses)	116	—	(116)	(100)

Revenues less related costs	134	—	(134)	(100)

Operating expenses:
Research and development	10,128	11,573	1,445	14
Engineering	1,698	2,765	1,067	63
Selling, general and administrative	5,774	8,440	2,666	46
Depreciation	10,583	6,530	(4,053)	(38)
Accretion	437	476	39	9
Litigation settlement	—	17,375	17,375	100

Total operating expenses	28,620	47,159	18,539	65

Loss from operations	(28,486)	(47,159)	18,673	66

Other income (expense):
Interest income	11	2	(9)	(82)
Interest expense	(251)	—	(251)	(100)
Other, net	2	36	34	1700

Total other income (expense), net	(238)	38	(276)	(116)

Loss before income taxes	(28,724)	(47,121)	18,397	64
Income tax benefit	—	—	—	—

Net loss	$(28,724)	$(47,121)	$18,397	64%

Revenue and Cost of Services

For the year ended December 31, 2010, we generated a small amount of engineering project services revenue and related cost of services from an affiliate of one of our stockholders. We generated no revenue in 2011.

Operating Expenses

Research and Development.  Our research and development expenses increased by $1.4 million, or 14%, for the year ended December 31, 2011 as compared to the same period in 2010. The increase is due primarily to costs related to the operation of our Lighthouse facility. This facility’s operating costs, which include host site fees, personnel, repairs, utilities and supplies, increased approximately $1.3 million in the year ended December 31, 2011 compared to the same period in 2010. This facility suspended continuous operations effective in October 2011 after two years of operation during which it produced cellulosic and non-cellulosic ethanol from multiple feedstocks and provided key insights into the design and operation of our planned Flagship facility. We suspended continuous operations at Lighthouse due to the considerable costs associated with such operations and because our key objectives for operating the facility had been met. These objectives included confirming commercial design metrics, testing commercial-ready microbial strains and demonstrating the conversion of multiple feedstocks into ethanol. Most of Lighthouse’s personnel were relocated to the research facility at our headquarters in Warrenville, Illinois. Our Lighthouse facility is available to be restarted as new micro-organisms are ready for evaluation at this scale and the site lease is extended.

Engineering.  Our engineering expenses increased by $1.1 million, or 63%, for the year ended December 31, 2011 as compared to the same period in 2010. The increase is due primarily to a write off of

$0.7 million of costs that had been recorded as construction-in-progress. These costs related to multiple studies of alternative engineering methods that we were evaluating. During the fourth quarter a final method was selected, we determined that the other methods will not be used on a go-forward basis and the costs relating to these studies were written off. The increase is also due to $0.3 million of higher payroll and related expenses due to hiring additional engineers.

Selling, General and Administrative.  Our selling, general and administrative expenses increased by $2.7 million, or 46%, for the year ended December 31, 2011 as compared to the same period in 2010, primarily due to a $1.7 million increase in legal fees related to the Ineos litigation. For more information on the Ineos litigation, see “Business—Legal Proceedings” and Notes 6 and 11 to our financial statements included elsewhere in this prospectus. The remainder of the increase was primarily attributable to a $0.8 million increase in payroll and related expenses due to recruiting and hiring additional general and administrative support staff.

Depreciation.  Our depreciation expense decreased by $4.1 million, or 38%, for the year ended December 31, 2011 as compared to the same period in 2010 due to a change in the estimated useful life of site-specific assets at our Lighthouse facility. The original estimated life for site-specific assets at this facility was set to end in December 2010, consistent with the expiration of the contract with a host provider for the use of the land and related facilities. A significant amount of the original cost of our Lighthouse facility’s fixed assets was depreciated over this original contract life. Assets that are not site-specific and which can be relocated to another site are being depreciated over their useful lives. In August 2010, the contract with the host provider was extended until March 2012. Effective with that revised contract, the remaining net book value of the site-specific assets was depreciated over the extended revised period through October 2011 in which they were utilized, thus reducing the go-forward monthly depreciation amount into 2011.

Litigation Settlement.  On January 12, 2012, we entered into a settlement agreement pursuant to which we paid an affiliate of Ineos Bio USA, LLC $2.5 million in cash and issued to such affiliate 2,125,000 shares of our Series D convertible preferred stock in exchange for the dismissal of all asserted claims. We recorded a $17.4 million liability in our 2011 financial statements relating to the settlement, which amount includes the cash payment of $2.5 million plus the estimated fair value of the shares of Series D convertible preferred stock. For further information, see “Business—Legal Proceedings” and Notes 6 and 11 in our financial statements included elsewhere in this prospectus.

Other Income (Expense), Net

Interest Expense.  Interest expense, which relates to capitalized lease obligations, decreased by approximately $0.2 million, or 100%, for the year ended December 31, 2011 as compared to the same period in 2010. The capitalized lease obligations were fully paid off in October 2010. There are no capitalized lease obligations in 2011.

Comparison of Years Ended December 31, 2009 and 2010

	Year Ended December 31		Increase (Decrease)
	2009	2010	Dollar	%
	(in thousands, except percentages)
Statement of Operations Data:
Revenues from services	$—	$250	$250	100%
Cost of services (exclusive of depreciation in operating expenses)	—	116	116	100

Revenues less related costs	—	134	134	100

Operating expenses:
Research and development	7,399	10,128	2,729	37
Engineering	1,398	1,698	300	21
Selling, general and administrative	3,937	5,774	1,837	47
Depreciation	3,579	10,583	7,004	196
Accretion	134	437	303	226

Total operating expenses	16,447	28,620	12,173	74

Loss from operations	(16,447)	(28,486)	12,039	73

Other income (expenses):
Interest income	108	11	(97)	(90)
Interest expense	(119)	(251)	132	111
Other, net	—	2	2	100

Total other income (expense), net	(11)	(238)	227	2,064

Loss before income taxes	(16,458)	(28,724)	12,266	75
Income tax benefit	—	—	—	—

Net loss	$(16,458)	$(28,724)	$12,266	75%

Revenue and Cost of Services

In 2010 we generated a limited amount of engineering project services revenue from an affiliate of one of our shareholders and incurred a small amount of related direct cost of services.

Operating Expenses

Research and Development.  Our research and development expenses increased by $2.7 million, or 37%, for the year ended December 31, 2010 as compared to the same period in 2009. In October 2009, we began operating our Lighthouse facility and commenced testing of feedstocks, microorganisms and other process variables under a simulated commercial production environment. The operating costs associated with running this facility for a full year, including personnel, repairs and maintenance, supplies and outside services, accounted for a $3.2 million increase in research and development expenses. Partially offsetting the cost increases were a $0.2 million decrease in lab supplies and a $0.2 million decrease in research and development outside services at our headquarters in Warrenville, Illinois.

Engineering. Our engineering expenses increased by $0.3 million, or 21%, for the year ended December 31, 2010 as compared to the same period in 2009. The increase resulted from $0.3 million of higher payroll and related expenses due to hiring additional engineers.

Selling, General and Administrative.  Our selling, general and administrative expenses increased by $1.8 million, or 47%, for the year ended December 31, 2010 as compared to the same period in 2009. This increase was primarily the result of $0.6 million of higher payroll and related expenses due to hiring additional personnel for business development and support staff, a $0.6 million increase in legal fees related to the Ineos litigation, a $0.4 million increase in expenses for consultants, and a $0.2 million increase in travel expenses. For more information on the Ineos litigation, see “Business—Legal Proceedings” and Notes 6 and 11 to our financial statements included elsewhere in this prospectus.

Depreciation.  Our depreciation expense increased by $7.0 million in the year ended December 31, 2010 due to the addition of a full year of depreciation expense associated with our Lighthouse facility.

Accretion.  Accretion expense increased by approximately $0.3 million in the year ended December 31, 2010 as compared to the same period in 2009. Our Lighthouse facility operated for a full year in 2010 compared to only a quarter of a year in 2009.

Other Income (Expense), Net

Interest Income.  Interest income decreased by $0.1 million due to lower average cash balances and lower interest rates.

Interest Expense.  Interest expense increased by approximately $0.1 million for the year ended December 31, 2010 as compared to the same period in 2009. Interest expense relates to capitalized lease obligations.

Concentration of Credit Risk

We maintain our cash balances at two financial institutions in the United States. The Federal Deposit Insurance Corporation insures the U.S. account balances in an amount up to $250,000. We do not believe that we are exposed to any significant credit risk on any uninsured amounts.

Liquidity and Capital Resources

Since inception, we have generated significant losses. As of December 31, 2011, we had an accumulated deficit of approximately $112.0 million. We have never generated any recurring revenues. We expect to continue to incur operating losses through at least 2013 as we continue into the commercialization stage of our business. Commercialization of our technology will require significant additional capital expenditures.

We anticipate that our material liquidity needs in the near and intermediate term will consist of the following:

•

Funding the construction and startup of Phase I of our Flagship facility. We estimate that Phase I hard costs (which include construction and site-related costs) will be approximately $150 million and that other project development costs (which include up-front financing costs, construction-period interest, owners contingency and start up costs) will total approximately $50 million. We expect our Flagship facility to begin operations in 2014.

•

After Phase I of our Flagship facility is operational, we plan a second construction phase at the facility. We estimate that Phase II hard costs will be approximately $450 million. We expect that construction will begin in 2014 and will be completed in 2015. During 2013, we expect to incur expenses in preparing for construction of Phase II of the facility.

•	Funding our ongoing research and development and general purpose corporate activities.

As of December 31, 2011, we had paid a total of $6.0 million of the above estimated Phase I and Phase II amounts primarily for up-front engineering costs.

We believe that our current cash and cash equivalents, $87.9 million of debt financing supported by a 90% loan guarantee from the USDA, capital contributions to the project entity by our joint venture partner for Phase I of Flagship and the net proceeds from this offering will be sufficient to fund completion of Phase I of our Flagship facility and to fund our operations through the commencement of operations of Phase I.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future as we currently expect to retain all future earnings, if any, in the operation and expansion of our business.

New Debt Financing

To help finance the construction of Phase I of Flagship, we anticipate obtaining $87.9 million of debt financing. We have entered into a conditional debt financing commitment with Silicon Valley Bank, or the lender of record, which sets forth the basic terms for an $87.9 million senior secured credit facility. The material terms of the financing commitment as contained in our term sheet with the lender are summarized below. The actual terms of the financing will depend on the results of further negotiations with the lender of record and the requirements of the related USDA guarantee. The lender of record plans to lead a loan participation structure. Therefore, the terms set forth below are preliminary and subject to change. We expect to enter into definitive documentation with respect to, and to complete, the debt financing subsequent to the completion of this offering. Such definitive documentation will contain additional terms and conditions not summarized below. If we are unable to complete such financing, we will need to secure alternative financing from public or private sources in order to finance the construction of Phase I of Flagship. We may be required to significantly delay construction of Phase I if we need to seek alternative financing.

The special purpose entity that will own and operate Phase I of Flagship, Flagship Ethanol LLC, is our subsidiary and will be the borrower under the credit facility and we will be a guarantor. We expect that the financing will be structured either as a loan or a bond. The financing commitment contemplates that all of Flagship Ethanol LLC’s equity will be pledged as collateral for its obligations under the credit facility, and we will provide a first-priority security interest in our intellectual property and in our Lighthouse facility as security for our guarantee. Our guarantee and all security interests will be released after Flagship Ethanol LLC has demonstrated compliance with all financial covenants under the credit facility for two consecutive quarters, provided that the release may not occur prior to the three-year anniversary of the credit facility.

Closing Conditions. The completion of the financing is contingent upon a number of factors set forth in the commitment, including without limitation: (i) us negotiating and finalizing an arrangement with a joint venture partner which contemplates an equity investment in Flagship Ethanol LLC by such joint venture partner; (ii) execution of definitive documentation with respect to the credit facility; (iii) receipt of the related 90% USDA guarantee; (iv) appraisal of the Phase I real property and other collateral satisfactory to the lender of record and the USDA; (v) compliance with the USDA’s conditions for meeting the 90% guarantee, including a discounted collateral coverage ratio of 1.5x; (vi) delivery of all project contracts then in effect, including a fixed price contract with Fagen, Inc., and confirmation by an independent engineer for the lender of record that the construction can be fully completed on the estimated schedule and for the estimated costs; (vii) resolution of any litigation to which we are a party; (viii) the funding of all equity investments in Flagship Ethanol LLC; and (ix) delivery to the lender of record of all government approvals then in effect, an independent engineer report for the project, a construction budget for the project and an environmental “finding of no significant impact” with respect to the site of Phase I.

Interest, Principal and Maturity. The financing commitment contemplates that the interest rate on the guaranteed portion of the credit facility will be equal to the 90-day LIBOR plus a fixed spread, and the interest rate on the unguaranteed portion of the credit facility will be equal to the interest rate on the guaranteed portion plus 5%. Interest rates will be set at the time the debt is issued. Interest will be payable quarterly commencing on the first quarter following the closing date of the credit facility. The credit facility will be repaid in quarterly installments according to an amortization schedule to be agreed upon by us and the lender of record. We expect that only interest will be payable for the first three years. The financing commitment contemplates that the maturity of the credit facility will be the weighted average useful life of the assets, up to 20 years, in accordance with USDA rules.

Fees. The lender of record will be entitled to a one-time commitment and arrangement fee payable at the closing of the credit facility, and customary annual administrative fees.

Priority of Application of Funds. The financing commitment contemplates that all cash derived from Phase I of Flagship will be held in a cash flow account and applied as follows: (i) to pay budgeted operating expenses; (ii) to pay any required maintenance or similar expenditures, to the extent that such expenses exceed budgeted amounts; (iii) to pay fees on the credit facility; (iv) to pay interest and principal on the credit facility; (v) to fund a six-month debt service reserve account and a six-month maintenance reserve account; (vi) to make payments in respect of certain permitted indebtedness for working capital and general corporate purposes of Flagship Ethanol LLC; and (vii) following the completion of Phase I and subject to the achievement of the conditions for release of equity distributions as described below, to pay equity distributions to the equityholders of Flagship Ethanol LLC.

Based on the terms of the financing commitment, we expect that the credit facility will permit equity distributions to be made on a quarterly basis after the completion of construction of Phase I of Flagship, subject to the satisfaction of certain conditions, including: (i) no default or event of default existing, continuing or resulting from the equity distribution; (ii) the maintenance reserve account and the debt service reserve account being fully funded; and (iii) compliance with the financial covenants described below.

Financial Covenants. The financing commitment contemplates that Flagship Ethanol LLC will be required to comply with certain financial covenants, including:

•

the lesser of a minimum operating liquidity ratio of 1.5:1 or a minimum cumulative debt service coverage ratio of 1.5:1, tested quarterly beginning from 24 to 36 months after the closing date of the credit facility, and beginning with the quarter ended 36 months after the closing date, a debt service coverage ratio of at least 1.5:1, measured on a rolling six (6) month period;

•	a maximum debt to tangible net worth ratio of 1.25:1, measured quarterly; and

•

commencing 24 months after the closing date of the credit facility, a ratio of the “loan to value” of not more than 1.00:1, measured quarterly. “Loan to value” will be defined as the outstanding principal amount of the credit facility divided by the book value of all assets of Flagship Ethanol LLC.

Affirmative and Negative Covenants. The financing commitment contemplates that the credit facility will include affirmative and negative covenants, including without limitation: (i) limitations on Flagship Ethanol LLC relating to the incurrence of other indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, capital expenditures, leases and transactions with affiliates, with exceptions and baskets to be mutually agreed upon; (ii) compliance with laws and permits; (iii) use of proceeds, (iv) compliance with project contracts; (v) maintenance of insurance; (vi) compliance with budgets; and (vii) change orders and cost overruns.

Events of Default. The financing commitment contemplates that the credit facility will include customary events of default, including without limitation, and subject to customary cure periods, the following: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe material covenants set forth in the financing documentation within a specified period of time; (iii) any material representation or material warranty proving to have been incorrect when made or confirmed; (iv) material breaches by Flagship Ethanol LLC or by counterparties under project contracts; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) default in the payment of other material debts; (vii) monetary judgment defaults in an amount to be agreed upon and material nonmonetary judgment defaults; (viii) actual or asserted invalidity or material impairment of any financing documentation; (ix) change of control; (x) loss of security; (xi) events of abandonment, taking or total loss; (xii) failure to achieve mechanical completion of Phase I by the end of the three-year interest only period; (xiii) violation of environmental laws; and (xiv) the occurrence of a material adverse effect.

U. S. Department of Agriculture (USDA) Loan Guarantee

In June 2011, the USDA issued a 9003 Biorefinery Assistance Program conditional commitment for a 90% guarantee supporting $87.9 million of debt financing, which we expect will fund a portion of the construction cost of Phase I of our Flagship facility. The remaining 10% of the debt financing will not be guaranteed by the USDA. The USDA will receive the following fees in connection with the guarantee: a one-time fee equal to 3.0% on the guaranteed portion of the principal amount of the debt financing, payable at the closing, and an annual renewal fee equal to 0.5% of the year-end principal balance of the debt financing, payable by January 31 of the following year.

The USDA guarantee is subject to a number of significant conditions, including that (i) Phase I of Flagship must be funded by equity contributions from us equal to at least 50% of the total project costs, (ii) feedstock and offtake agreements must be in place, (iii) we must meet or exceed a specified collateral coverage ratio and (iv) we must satisfy a number of additional conditions and comply with additional criteria related to the underlying debt financing. The feedstock and offtake agreements are now in place, but none of the other significant conditions has been satisfied at this time. The USDA may terminate the conditional guarantee if the debt financing is not in place, and other terms and conditions are not satisfied, by June 2, 2012. We believe that the loan guarantee will be necessary in order to obtain the contemplated debt financing for Phase I of Flagship.

Additional Financing Requirements

We will need substantial additional capital resources to fund the construction and startup of the anticipated Phase II build out of our Flagship facility, the construction of which we expect to begin in 2014. We estimate that the hard costs (which include construction and site-related costs) for Phase II will be approximately $450 million, in addition to other project related costs. By staging the construction of our Flagship facility in discrete Phase I and Phase II projects that are independently viable, we believe that we will have flexibility to plan our growth in response to capital availability and market conditions. We plan to fund the construction costs for Phase II of our Flagship facility with debt and equity from one or more public or private sources. At this time, we have not entered into any negotiations with respect to financing for Phase II.

Long-Term Debt

Long-term debt consists of the following:

	December 31,
	2009	2010	2011
	(in thousands)
Long-Term Debt:
Related party capital lease obligations for laboratory equipment	$464	$—	$—
Less: current portion	(464)	—	—

Long-term debt, less current portion	$—	$—	$—

The related party capital lease obligations for laboratory equipment were fully paid off in 2010. At the end of the lease term, we exercised our contractual right to purchase the laboratory equipment at 10% of the original cost of the equipment. There are no current leased assets under capital lease obligations, and we do not expect to enter into any major capitalized lease commitments in the next 12 months.

Cash Flows

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net cash provided by (used in):
Operating activities	$(11,792)	$(14,897)	$(20,012)
Investing activities	$(5,979)	$(7,864)	$(1,134)
Financing activities	$(507)	$28,860	$20,173

Operating activities.  Net cash used in operating activities for the year ended 2011 was $20.0 million compared with $14.9 million for the year ended 2010 and $11.8 million for the year ended 2009. The increase in cash used in 2011 compared to 2010 was attributable to a $1.3 million increase in the operating costs of running our Lighthouse facility, increased employee costs, a $2.1 million increase in legal fees paid related to the Ineos litigation, and an increase in unpaid current liabilities in 2010 that were paid in 2011, partially offset by $1.3 million of deferred revenue cash received. The increase in cash used in 2010 compared to 2009 was attributed primarily to running the Lighthouse facility for a full year and an increase in selling, general and administrative expenses, partially offset by increases in unpaid 2010 accrued expenses not paid until 2011.

Investing Activities.  Net cash used in investing activities for the year ended 2011 was $1.1 million compared with net cash used in investing activities of $7.9 million for the year ended 2010 and $6.0 million for the year ended 2009. The net cash used for investing activities in 2011 primarily relate to on-going engineering fees for our planned Flagship facility. The cash used in investing activities for the year ended 2010 was attributed to the onset of engineering fees for our planned Flagship facility, final payment of capital expenditures related to our Lighthouse facility and additional laboratory equipment. The net cash used in investing activities during 2009 was attributed to costs incurred in connection with the construction of our Lighthouse facility, partially offset by the maturity of a $10.0 million certificate of deposit in 2009 which was reflected as a positive cash offset to investing activities. The Lighthouse facility was constructed from late 2008 to late 2009, with final payments made in 2010.

Financing Activities.  For the year ended December 2011, cash provided by financing activities was $20.2 million, which was attributable to $20.2 million in net proceeds from the issuance of Series D convertible preferred stock. For the year ended December 31, 2010, cash provided by financing activities was $28.9 million, which was attributable to $29.3 million in net proceeds from the issuance of Series C convertible preferred stock, partially offset by capital lease obligation payments of $0.4 million. For the year ended 2009, cash used by financing activities was $0.5 million, which was attributable to payments on capital lease obligations. No additional financing was obtained in 2009 as financing obtained in late 2008 was used for operating and investing activities in 2009.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2011:

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
	(in thousands)
Noncancelable operating leases	$1,766	$477	$872	$417	$—
Asset retirement obligation(1)	2,574	2,574	—	—	—

Total contractual obligations	$4,340	$3,051	$872	$417	$—

(1)	The asset retirement obligation relates to the estimated fair value of our future obligation to dismantle our Lighthouse facility and to restore the host site as required under the agreement with the site host. This contractual liability has been recorded in the accompanying balance sheets.

The summary above does not include the $87.9 million of indebtedness we expect to incur to finance a portion of the construction cost of Phase I of our Flagship facility.

Off-Balance Sheet Arrangements

During the periods presented, we did not, nor do we currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our consolidated balance sheets.

Seasonality

We do not expect that commercial production of our fuels or chemicals will be subject to seasonality.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The notes to our financial statements include disclosure of our significant accounting policies. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve significant areas of management’s judgment and estimates in the preparation of our financial statements.

Revenue Recognition

We recognize revenue in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 605 “Revenue Recognition.” Under FASB ASC Topic 605, revenue is recognized when persuasive evidence of an arrangement exists, the related services or products are provided, the price is fixed and determinable and collectability is reasonably assured. We recognize revenue as earned when services are performed and milestones accomplished under FASB ASC Topic 605-28-50-1, or ratably in instances where there is no evidence that a proportional performance model is appropriate. Once Phase I of our Flagship facility is operational, revenue will be recognized when the product is shipped, assuming all other criteria are met.

Revenues related to service-based fixed-fee engagements are recognized based on estimates of work completed versus the total services to be provided under the engagement, if the total amount of services to be provided can be reasonably and reliably estimated. Otherwise, the revenue is deferred and recognized when all the services are provided. Revenues related to performance-based engagements are recognized when all performance-based criteria are met. We may have contracts with customers to deliver multiple services. Revenues under these types of arrangements are allocated to each element (separate unit of accounting) based on the element’s fair value in accordance with ASC Topic 605 and recognized pursuant to the criteria described above. Differences between the timing of billings and the recognition of revenue are recognized as either unbilled services or deferred revenue.

Impairment of Long-Lived Assets

We assess impairment of long-lived assets on at least an annual basis and test long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; a forecast of continuing losses associated with the use of the asset; or expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability is assessed by using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets. If the undiscounted future net cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between carrying value and the fair value of the asset.

The majority of our long-lived assets consist of our Lighthouse facility and engineering costs related to our planned Flagship facility. Given our history of operating losses, we evaluated the recoverability of the book value of our property, plant and equipment assets by performing an undiscounted forecasted cash flow analysis. Based on our analysis, the sum of the undiscounted cash flows is in excess of the book value of the property, plant and equipment and intangible assets. No impairment charges have been recorded during the period from May 3, 2006 (date of inception) through December 31, 2011. During the fourth quarter of 2011, we wrote off $703,000 of costs that had been recorded as construction-in-progress. These costs related to multiple studies for alternative engineering methods that we were evaluating. These methods will not be used on a go-forward basis in the planned Flagship facility due to the final selection of an alternative engineering method.

Our undiscounted cash flow analysis and grouping of assets involves significant estimates and judgments. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flow attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated cash flows could be reduced significantly in the future. As a result, the carrying amounts of our long-lived assets could be reduced through impairment charges in the future. Changes in estimated future cash flows could also result in shortening the estimated useful life of long-lived assets for depreciation and amortization purposes.

Stock-Based Compensation

From time to time, we issue stock option awards to our employees, consultants and directors. The determination of the fair value of our stock option awards is estimated using the Black-Scholes option-pricing model and requires the use of highly subjective assumptions relating to potential minimum and maximum range of values at which holders of common stock, convertible preferred stock and debt may receive value. The option-pricing model also requires inputs such as the expected term of the grant, expected volatility, dividend yield and risk-free interest rate. Further, an estimated forfeiture rate also affects the amount of aggregate compensation that we are required to record as an expense.

The fair value of stock options was estimated using the following weighted-average assumptions:

	Year Ended December 31,
	2009	2010	2011
Risk-free interest rate	1.87%-3.28%	1.38%-3.20%	0.39%-2.69%
Expected volatility	100%	100%	95.5%-103.0%
Expected option term (in years)	5.0 - 6.5	5.0 - 6.5	5.0-6.5
Expected dividend yield	0.00%	0.00%	0.00%

Our risk-free interest rate is based on U.S. Treasury instruments with terms consistent with those of our stock options.

Our expected volatility is derived from the historical volatilities of several unrelated public companies within our industry over a period equal to the expected term of our options because we do not have any trading history to use for calculating the volatility of our own common stock. We based our analysis of expected volatility on reported data for comparable companies that issued options with substantially similar terms using an average of the historical volatility measures of this group of comparable companies. Even though there have been more current volatility changes over the last two years in the stock market, the weighted impact of the recent stock market changes on our derived long-term 6.5 year period volatility has been minimal. Almost all of the stock options granted over the last two years have the longer expected term period of 6.5 years.

Our expected lives are determined using the simplified method. This method calculates the life by taking the average of the vesting term and contractual life of the option grant.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience and an analysis of employee turnover. Changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed.

Our expected dividend yield was assumed to be zero as we have not paid, and do not anticipate paying, cash dividends on our shares of common stock in the foreseeable future.

We will continue to use judgment in evaluating the expected volatility, lives, and dividend yield related to our stock-based compensation on a prospective basis and incorporating these factors into our option-pricing model.

Each of these inputs is subjective and generally requires significant management judgment. If, in the future, we determine that another method for calculating the fair value of our stock options is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate expected volatility or expected term, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected terms generally result in an increase to stock-based compensation expense determined at the date of grant.

The following table summarizes the options granted from January 1, 2010 through the date of this prospectus and the weighted-average exercise prices of such grants:

Three Months Ended:	Shares Underlying Options(1)	Weighted-Average Exercise Price
March 31, 2010	602,000	$1.93
June 30, 2010	-	-
September 30, 2010(2)	19,900	1.57
December 31, 2010	31,000	1.93
March 31, 2011	18,000	2.10
June 30, 2011	10,000	2.10
September 30, 2011	-	-
December 31, 2011	624,400	5.56

(1)	213,300 of these options vested immediately. 100,000 will vest upon our successful completion of an initial public offering. The remaining options vest from 1 to 5 years.
(2)	The weighted-average exercise price on 16,000 options granted in July 2010 for employees was $1.93. An outside consultant was granted 3,900 options in August 2010 at an exercise price of $0.10.

Common Stock Valuation

In the absence of a public market for our common stock, the fair value of the common stock underlying our stock options has historically been determined by our board of directors with input from management and an independent third-party valuation specialist. Option grants were intended to be exercisable at the fair value of our common stock underlying those options on the date of grant based on information known at that time. We determined the fair value of our common stock utilizing methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. Our board of directors with input from management, exercised significant judgment and considered numerous objective and subjective factors including milestones to determine the fair value of our common stock as of the date of each option grant.

We based each of our valuations on an implied business enterprise value estimated using one or more of the three generally accepted approaches to value: the market approach, the income approach and the asset-based approach. The market approach measures the value of a company through an analysis of recent sales or offerings of comparable investments. The income approach measures the value of the company based on the present value of expected future benefits. The asset-based approach measures the value of a company based on tangible assets and calculates the fair market value of assets less the fair market value of liabilities.

For each valuation, we prepared financial forecasts that considered our past experience and future expectations. There is inherent uncertainty in these estimates because the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business. We balanced the uncertainty associated with achieving the forecasts through the selection of a discount rate.

For the December 31, 2010 valuation, given various factors (e.g., contemporaneous macroeconomic factors, risks associated with meeting long-term milestones, recent third-party preferred stock issuances, etc.), we determined that it was appropriate to estimate the value of the common stock utilizing the Option Pricing Method, or OPM, accepted by the American Institute of Certified Public Accountants. The OPM treats the rights of the holders of preferred and common shares as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights, using the Black-Scholes model to price the call option. We determined the weighted equity value of the company distributable to equity holders as a whole. We multiplied each gross preference value by the percentage attributable to each security to determine the amount of value attributable to and allocated to each security. The aggregate value of the common stock was then divided by the number of shares of common stock outstanding to arrive at the per share value. The value per share was then adjusted for the discount attributable to a lack of marketability.

For the August 31, 2011 valuation, once the enterprise value was computed under the various approaches, we calculated a weighted-average of the methods. We then allocated the total equity value between all classes of equity using a probability-weighted expected return method, or PWERM, accepted by the American Institute of Certified Public Accountants. We considered four exit events: (1) an initial public offering, (2) a sale or merger of the company, (3) continuing as a private company and (4) dissolution of the company. We calculated the residual common stock value under each scenario and based on our estimate of the probability of the various expected outcomes of each of the four events. The aggregate value of our common stock was then divided by the number of shares of common stock outstanding to arrive at the per share value. The value per share was then adjusted for the discount attributable to a lack of marketability.

Subjective considerations and objective milestones taken into account in determining stock value at any point in time include the following:

•	the nature and history of our business;

•	our historical operating and financial results;

•	the market value of alternative fuel companies;

•	prospects for, and potential magnitude of future cash flows from our operations and capital requirements as determined by customary cash flow discounting methodologies;

•	the lack of marketability of our common stock;

•	the price at which shares of our convertible preferred stock have been sold to outside investors in arms-length transactions;

•	the liquidation preference and other rights, privileges and preferences associated with our convertible preferred stock relative to our common stock;

•	our progress and risks in developing our alternative fuels and chemicals production technology;

•	the risks associated with transferring our alternative fuels and chemicals production technology to full commercial-scale;

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the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, or sale of the company, liquidation or other terminal transaction;

•	the overall inherent risks associated with our business at the time stock option grants were approved; and

•	the overall equity market conditions and general economic trends.

Our board of directors used third-party valuation specialists to assist in calculating the value of our common stock. If our board of directors determines that any material intervening developments have occurred since the most recent external third-party valuation that are deemed likely to appreciably impact the prior third-party valuation, then our board reassesses the valuation of our common stock. Otherwise, the most recent third-party valuation report is used when granting stock options. Pursuant to this methodology, our board used an independent third-party valuation specialist to estimate the fair market value of our common stock on three valuation dates as follows:

Valuation Date	Value per Share
December 31, 2009	$ 1.93
December 31, 2010	2.10
August 31, 2011	5.56

As of each stock option valuation date listed in the table above, our board of directors believes it made a thorough evaluation of the relevant factors to determine the fair value of our common stock and accordingly set the exercise price of the options granted equal to the fair value of our common stock based on the respective valuations.

December 31, 2010.  The increase in fair value determination from $1.93 per share as of December 31, 2009 to $2.10 per share, was primarily attributable to our continued progress in the development of our alternative fuels and chemicals proprietary technology, future project development activities, commercialization efforts, and favorable results in 2010 of running our Lighthouse facility. We also raised $29.3 million in net proceeds from the issuance of convertible preferred stock during 2010.

August 31, 2011.  The increase in fair value determination from $2.10 per share as of December 31, 2010 to $5.56 per share as of August 31, 2011 was primarily attributable to the factors set forth below, which contributed in a short period of time to further reducing the technical and operational risks attendant to our long-term growth plan, as well as increasing the prospects for significant future capital raising activities to fund construction of our Flagship facility, which we believe supported a significant increase in the enterprise value of our company:

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in January 2011, we were notified by the USDA of its intent to provide a loan guarantee in support of a commercial biorefinery that will utilize our technology. We will be using this USDA guarantee to obtain $87.9 million of debt financing to help fund construction of Phase I of our Flagship facility;

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we completed a $20 million Series D convertible preferred stock financing with existing investors in August 2011, further validating the continued support of our equity investors to fund our future growth;

•	development of a detailed plan for the construction of Phase I of our Flagship facility;

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our management’s belief that satisfactory sources of additional third-party non-bank financing and investments will be available to fund most of the remaining construction of our Flagship facility; and

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our management’s belief that the likelihood of a successful initial public offering was increasing, as evidenced by a successful peer company offering, and our achievement of many of our pertinent initial public offering milestones.

Total stock-based compensation expense is recorded within research and development, engineering and selling, general and administrative for the years ended December 31, 2009, 2010, and 2011, and for the period from May 3, 2006 (date of inception) to December 31, 2011, as follows:

	Year Ended December 31,			May 3, 2006 (Date of Inception) To December 31, 2011
	2009	2010	2011
	(in thousands)
Research and development	$414	$155	$200	$868
Engineering	196	103	173	502
Selling, general and administrative	558	393	1,116	3,221

Total stock-based compensation	$1,168	$651	$1,489	$4,591

At December 31, 2011, including performance-based options, there was approximately $3.0 million of unrecognized compensation expense under our 2006 Option Plan. This expense is expected to be recognized over a weighted-average vesting period of 2.6 years.

Income Taxes

We are subject to income taxes in the United States. We use the liability method of accounting for income taxes, whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income.

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of expenses for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to our tax provision and breakdown of deferred tax assets in a subsequent period.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. We recognize a valuation allowance against our net deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be fully realizable. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. Due to our historical losses, at December 31, 2009, 2010 and 2011, we had a full valuation allowance against all of our deferred tax assets, including our net operating loss, start-up expense and research and development tax credit carryforwards.

Recent Accounting Pronouncements

In May 2011, the FASB issued updated guidance Accounting Standards Update 2011-04 to improve the comparability of fair value measurements between GAAP and International Financial Reporting Standards. This update amends the accounting rules for fair value measurements and disclosure. The amendments are of two types: (i) those that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for us beginning in the first quarter of 2012. We do not believe the adoption of this update will have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. Instead, we must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. This guidance will be effective for us beginning in the first quarter of 2012. We do not expect the guidance to impact our consolidated financial statements, as it only requires a change in the format of presentation.

There have been no other recent accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements, nor do we believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We generally invest our cash in investments with short maturities or with frequent interest reset terms. Accordingly, our interest income fluctuates with short-term market conditions. As of December 31, 2010 and 2011, our investment portfolio equaled $15.1 million and $14.1 million, respectively, and in each case consisted primarily of money market funds. If market interest rates for comparable investments were to change by 100 basis points from levels at December 31, 2010 and 2011, this impact would not be material.

INDUSTRY

We are a technology leader in alternative fuels and chemicals. Our low-cost, proprietary process converts a wide variety of abundant feedstock, such as woody biomass, agricultural residues, municipal wastes, natural gas and other carbon-containing materials, into fuels and chemicals. We have combined best-in-class synthesis gas production and cleaning technologies with our molecular biology and process engineering capabilities to create a novel synthesis gas fermentation technology platform. While our technology platform is capable of producing multiple alternative fuels and chemicals, we are initially focused on producing cellulosic ethanol for the large, established ethanol market. We operated a production facility at demonstration-scale for more than two years where we have achieved what we believe to be the highest yield of cellulosic ethanol per bone dry ton of feedstock demonstrated at this scale. In 2012 we expect to begin constructing our first commercial-scale ethanol production facility. We believe our high yield and low production cost provide us with a competitive advantage compared to other producers.

The Renewable Fuels Industry

Renewable fuels are fuels produced from renewable resources such as plant biomass, in contrast to fuels produced from non-renewable sources such as crude oil and natural gas. Ethanol is the primary renewable fuel consumed globally and is blended with gasoline as an oxygenate, to increase gasoline octane ratings and decrease tailpipe emissions, and as an alternative transportation fuel. According to a July 2011 report from the EIA, approximately 138 billion gallons of gasoline were sold in the United States in 2010. In addition, according to data accessed from the RFA in November 2011, approximately 13 billion gallons of ethanol were sold in the United States in 2010.

Renewable fuels provide distinct advantages:

Extend fuel supplies. Ethanol is a valuable blend component that is used by refiners in the United States to extend gasoline supplies. Based on data from a July 2011 report from the EIA, from 2000 to 2010, ethanol as a component of the U.S. gasoline supply grew from 1.3% to 9.6%. In certain markets, ethanol represents a significantly larger percentage of transportation fuel. For example, in Brazil, ethanol represented an average of 57% of transportation fuel consumed (by volume) between 2008 and 2010, according to a 2011 report from OECD-FAO.

Economic benefits. The ethanol industry is important economically, helping to reduce expensive oil imports, and supporting domestic manufacturing and job growth. According to a February 2011 report prepared by Cardno Entrix, an environmental and natural resource consultancy, for the RFA, the ethanol industry contributed nearly $53.6 billion to U.S. gross domestic product, or GDP, in 2010 and was responsible for 400,000 direct and indirect jobs and upwards of $36 billion in personal income.

Reduce trade deficit and promote energy independence. The United States is a net importer of transportation fuels, including both crude oil and refined products. These imports not only create a dependence upon international sources of production, but also contribute to a significant portion of our country’s current trade deficit. Based on data provided by the EIA and the U.S. Census Bureau, we estimate that in 2010, 42% of the United States’ approximately $635 billion trade deficit in goods was associated with the cost of net trade in petroleum.

Environmental benefits. Ethanol, when blended with gasoline, reduces vehicle GHG emissions as compared to non-blended gasoline or other fossil fuels. Oxygenated gasoline continues to be used to help meet separate federal and state air emission standards, and ethanol is the primary clean air oxygenate currently used.

The Current Ethanol Industry

According to data accessed from the RFA in November 2011, in 2010, there were approximately 200 ethanol plants in the United States producing over 13 billion gallons of ethanol and ethanol exports hit a record

397 million gallons in 2010. Virtually all the ethanol produced globally today is from edible sugar and starch sources, including corn in the United States and sugarcane in Brazil. Corn and sugarcane-derived ethanol is commonly referred to as first generation biofuel. According to data accessed from the RFA in November 2011, United States’ corn ethanol production increased from 3.9 billion gallons in 2005 to over 13 billion gallons in 2010, which represented a compound annual growth rate of 23%. Outside of North and Central America, fuel-grade ethanol consumption was approximately 10 billion gallons in 2010, according to data accessed from the RFA in January 2012.

Ethanol is also used in several industrial applications across various end-markets including personal care, pharmaceuticals, coatings and food products. We estimate that the global demand for industrial ethanol was approximately 1.6 billion gallons in 2010. China accounts for more than half of the demand for industrial ethanol. Other major markets are the United States, Europe, and Brazil.

Second Generation Ethanol

As the demand for biofuels continues to grow, we believe production will shift increasingly from food-based to non-food based sources. Fuels produced from municipal solid waste and non-food plant materials such as woody biomass, bagasse, corn stover and dedicated energy crops like switchgrass and miscanthus, are commonly referred to as second generation biofuels. While corn is expected to remain the primary feedstock for ethanol production in the United States in the near-term, there is an increasing global push to produce second generation biofuels. This push is largely driven by concerns about strains placed on global food supplies and the environment by food-based feedstock sources. For example, China now restricts the construction of new ethanol plants that use food crops as a feedstock. Aside from being sourced from non-food sources, second generation biofuels provide the additional advantage of offering significantly lower lifecycle GHG emissions relative to gasoline and corn-based ethanol.

Government Programs, Incentives and Regulations

The renewable fuels industry benefits from government programs, incentives and regulations that seek to promote the development and commercialization of renewable fuel technologies, including renewable fuel standards, state and local programs and tax credits and incentives.

Renewable Fuel Standard

RFS was created under the Energy Policy Act of 2005 and established the first renewable fuel volume mandate in the United States. In 2007, the U.S. Congress passed the EISA to amend RFS, creating RFS2. According to RFS2, any refiner or importer of gasoline or diesel fuel in the United States is an “obligated party” and must comply on an annual basis with volume requirements for both renewable fuels as a whole as well as those for each of three additional renewable fuel categories. Fuels made from using natural gas as a feedstock are not eligible to qualify as a renewable fuel of any type under RFS2. The regulation caps the amount of cornstarch-derived ethanol that may be used to meet the total renewable fuel mandate at 12 billion gallons in 2010, increasing annually by 0.6 billion gallons to 15 billion gallons in 2015, after which point the cap remains constant until 2022. The general renewable fuel requirement is currently set at 36 billion gallons by 2022, with the following additional specifications:

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Advanced Biofuels: Advanced biofuels are a subset of the renewable fuel category that reduces lifecycle GHG emissions by at least 50% compared to GHG emissions of gasoline or diesel, as such emissions were measured in 2005, and explicitly excludes corn ethanol. Of the total RFS2 requirement for the volume of renewable fuel, at least 950 million gallons of renewable fuel was required by the EPA to be advanced biofuels in 2010, increasing to 21 billion gallons by 2022, which includes 1 billion gallons of biomass-based diesel.

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Cellulosic Biofuel: Cellulosic biofuel is a subset of the renewable fuel and the advanced biofuel categories that reduces lifecycle GHG emissions by at least 60% compared to GHG emissions of gasoline or diesel, as such emissions were as measured in 2005, and explicitly excludes corn ethanol. Of the total RFS2 requirement for the volume of renewable fuel, at least 6.5 million gallons of renewable fuel (revised down from 100 million gallons, which was the original requirement set under the EISA in 2007) was required by the EPA to be cellulosic biofuel in 2010, increasing to 16 billion gallons by 2022.

Despite the renewable fuel standards set forth in RFS2, the EPA is required to set the cellulosic biofuel standard each year based on the volume projected to be available, using the EIA projections and assessments of production capability from industry, and may waive, in whole or in part, the renewable fuels standards for total renewable fuels, advanced biofuels and/or cellulosic biofuels. The EPA has finalized the mandated volumes for cellulosic biofuel, advanced biofuel and total renewable fuel for 2012, as required under RFS2. While the 2012 renewable fuel target, set at 15.2 billion ethanol equivalent gallons, and the advanced biofuel target, set at 2.0 billion ethanol equivalent gallons, match the targets (in actual volumes) set under the EISA in 2007, the cellulosic biofuel standard is set at 10.45 million ethanol equivalent gallons, which is equal to 8.65 million actual gallons of cellulosic ethanol, a much lower target than the 500 million actual gallons mandated under the EISA.

The following chart depicts the renewable fuel production currently mandated under RFS2:

Source: Energy Independence and Security Act of 2007

RINs and Waiver Credits

The EPA assigns Renewable Identification Numbers, or RINs, to each batch of renewable fuel produced or imported. RINs demonstrate compliance with, and are the credit currency of, RFS2. Each fuel category has a unique set of RINs. Each obligated party must obtain its mandated number of RINs for each fuel category based on its volume obligations; the obligated party can obtain such RINs by blending gasoline or diesel, as applicable, with renewable fuels that have been assigned a RIN. When the fuels are blended, the RIN detaches from the renewable fuel and may be used by the obligated party for compliance with volume mandates or for trading. If an obligated party meets or exceeds its volume obligations, that obligated party may either trade its excess RINs to other obligated parties or use its excess RINs to satisfy its volume obligations in the subsequent year.

Under RFS2, in any compliance year for which the projected volume of cellulosic biofuel production is less than the mandate required, the EPA is required to make waiver credits available for sale for that compliance year to ensure that obligated parties have the ability to meet their cellulosic biofuel RIN volume obligations. The EPA is required to sell the waiver credits for an inflation-adjusted price that is the higher of $0.25 per gallon or the amount by which $3.00 per gallon exceeds the average wholesale price of a gallon of gasoline in the United States for the preceding twelve months. For 2012, waiver credits are priced at $0.78 per gallon, a decrease from the 2011 price of $1.13 per gallon.

The RFS2 volume obligations combined with the waiver credits can operate as a floor price for cellulosic ethanol, since all refiners or importers of gasoline or diesel fuel in the United States must meet the RFS2 volume standard either by purchasing cellulosic ethanol RINs or by purchasing the waiver credit in a given compliance year where the projected production volume falls below the mandated volume. As a result, qualified cellulosic ethanol producers can expect to receive a price equal to the price of advanced biofuels plus the price of a waiver credit for every gallon of qualified cellulosic ethanol produced in a compliance year.

Blend Levels

Ethanol is approved for blending in gasoline in the United States at a 10% blend level (E10) in all vehicles, a 15% blend level (E15) in vehicles of 2001 or newer model year, and up to an 85% blend level (E85) in flex fuel vehicles. At current consumption levels, the industry is approaching saturation of the E10 market, or the E10 blend wall. However, the USDA and several states provide incentives for investment in infrastructure necessary for broad adoption of E15 and E85 markets. New export markets for U.S. produced conventional ethanol are also developing and should help alleviate blend wall pressures. According to a February 2011 report from the RFA, U.S. ethanol exports hit a record 397 million gallons in 2010, and, according to a November 2011 report from the RFA, U.S. ethanol exports through September 30, 2011 stand at 746 million gallons and are expected to reach 900 million to 1.0 billion gallons for full year 2011. More broadly, we do not believe that the blend wall represents a hurdle to the adoption of cellulosic ethanol. We believe that market access for cellulosic ethanol is assured because of the higher compliance value of cellulosic ethanol compared to first generation ethanol.

USDA 9003 Biorefinery Assistance Loan Guarantee Program

The Biorefinery Assistance Program was established in Section 9003 of the Food, Conservation and Energy Act of 2008 to provide guarantees for loans up to $250 million for the development, construction and retrofitting of commercial-scale biorefineries. Loans are held and administered by private lenders, who are required to retain a portion of the loan. The program also provides grants to help pay for the development of demonstration-scale biorefineries. The aims of the program are to increase energy independence, promote resource conservation, diversify markets for agricultural and forestry products, and create jobs to enhance the economic development of rural communities.

Foreign Renewable Fuel Standards and Biofuel Policies

Many countries other than the United States have renewable fuels standards and policies that require mandatory ethanol blending with gasoline. The largest foreign ethanol market is Brazil, with a growing fleet of flex-fuel vehicles due to a history of utilizing ethanol as a transportation fuel. According to a July 2011 report from Biofuels Digest, Brazil has one of the largest minimum blend requirements in the world at 25%, which is temporarily reduced to 18 to 20% due to local availability of sugar. The European Union implemented the

Renewable Energy Directive requiring that the share of renewable energy sources increase to 10% of total transport fuel use by 2020. Both China and India have set targets for minimum ethanol blending of 15% and 20%, respectively. According to a 2011 report from the OECD-FAO, the foreign markets of the European Union, Brazil, China and India combined will account for 43% of global ethanol consumption by 2020.

The following table sets forth ethanol blend target levels in certain key countries around the world:

Country	Ethanol Blend Targets
Australia	5% in Queensland; 4% in New South Wales
Brazil	25% (temporarily reduced to 18-20% due to local availability of sugar)
Canada	RFS of 5%
China	9 provinces require 10% to date; 15% overall biofuels target by 2020
Colombia	8%, plans to increase to 10%
European Union	10% by 2020
India	Current 5% and moving to 10%; overall biofuels target of 20% by 2017
Nigeria	10%
Philippines	10%
Thailand	3%, expected to increase to 10% in 2012
United States	36 billion gallons of biofuels by 2022

Source: OECD-FAO, Biofuels Digest (July 2011)

Cellulosic Feedstock Overview

Cellulosic biomass feedstocks are an abundant resource that can be used to produce substantial amounts of ethanol and other fuels to meet U.S. fuel demand. They are waste products or, in the case of trees and grasses, plant matter grown specifically for ethanol production on marginal lands not suitable for other crops. The use of cellulosic feedstock to produce ethanol also alleviates food supply concerns attendant to starch- and sugar-based feedstocks. Cellulosic biomass feedstocks suited to ethanol production include the following:

•	forest biomass and waste resources: hardwood and softwood chips, thinnings, pulpwood, mill residues and urban wood waste;

•	sorted municipal solid waste: garbage, consisting of items such as product packaging, grass clippings, furniture, clothing, plastic bottles, food scraps, and newspapers;

•	agricultural biomass and waste resources: crop residues such as corn stover (stalks, leaves, and cobs), sweet sorghum stubble, crop processing residues, and sugarcane residue such as bagasse; and

•	energy crops: perennial, fast-growing grasses such as switch grass and miscanthus, and energy sorghum.

Woody Biomass

The total forestland in the United States is approximately 750 million acres, about one-third of the nation’s total land area, according to an August 2011 report by the Department of Energy. Current removals from U.S. forestlands are about 250 million dry tons annually, which is estimated to be well below net annual forest growth. In 2006, forest growth net of harvesting, land clearing and mortality is estimated to have exceeded removals by 72%, according to data from the U.S. Forest Service. To qualify as cellulosic biofuel under RFS2, products derived from trees generally must be sourced from tree plantations or logging slash and thinnings from private land. The amount of forest biomass available is estimated to vary with price, and is expected to grow over time.

Wood Chips and Wood Waste.  We have selected wood chips and wood waste as the primary feedstock for our first commercial-scale facility, in part due to a recent growing surplus of plantation pine trees and excess logging and wood chipping capacity. Surplus is defined as the proportion by which growth exceeds harvest. For softwood in the southern United States, surplus was 21% in 2007, which represents excess supply of nearly 58,000 dry tons per day, according to data from the U.S. Forest Service. If growth is equal to harvest, the supply of timber is stabilized. Thus, growth in excess of harvest indicates that timber inventory is increasing. Given that our first commercial facility will be located in Alabama, we expect that southern softwood will represent a majority of the feedstock consumed.

The surplus of southern softwood has been driven by both supply and demand factors. Government incentives, such as the USDA’s Conservation Reserve Program, led to aggressive planting of fast growing pine plantations by forest products companies and private timberland owners in the late 1980s and 1990s. Genetically enhanced seeds and enriched genotypes allowed foresters to increase the productivity of their land. In addition, demand for pine diminished as many paper mills and oriented strand board plants closed due to weak paper and housing markets.

The following chart sets forth the historical and projected inventory of Southern softwood:

Source: RISI, Inc. (data compiled in November 2011)

Favorable Feedstock Economics.  Logging and chipping costs are generally stable, and hauling costs vary with diesel prices. The stumpage price, or the price of standing timber, is the only component of cost that varies with the timber market. Since 1976, the 2010 inflation-adjusted stumpage price of Southern pulpwood has hovered around $17 per bone dry ton and has ranged between $7 and $29 per bone dry ton. Historical data shows that spikes are more likely to occur when harvests exceed growth but tend to normalize within a few years. The price of delivered woodchips has been much less volatile than other food-based biofuel feedstock or product markets. For example, from 2000 to 2010 the maximum 12-month price increase was 18% for pine woodchips versus 50% for corn, 46% for sugar and 51% for West Texas Intermediate crude according to average quarterly data from Timber Mart-South, the USDA and the EIA.

The following chart shows the relative prices of wood, sugar, soy oil, corn and crude oil since the beginning of 2000:

Source: EIA, DOE, Timber Mart-South

Municipal Solid Waste

According to the EPA, annual municipal solid waste generation in the United States has trended upwards over the past several decades, increasing from 88 million tons in 1960 to 243 million tons in 2009. Based on EPA data, we estimate that on average, each person in the United States generates approximately 0.8 tons of municipal solid waste per year. The Resource Conservation and Recovery Act, or RCRA, was passed by Congress in 1976 and sets forth a framework for the management of non-hazardous solid wastes. Standards imposed under the RCRA include location restrictions and more comprehensive monitoring requirements that increased costs for landfill operators and accelerated the closure of many of the nation’s landfills. As a result, since the 1980s, landfills have moved farther away from densely populated regions, which increased the costs of transporting municipal solid waste to landfills.

Waste collectors are charged fees for landfill waste disposal, which are referred to as tipping fees. According to an October 2010 report from Columbia University’s Earth Engineering Center, average U.S. landfill tipping fees were $44 per ton in 2010, with considerably higher tipping fees in more densely populated regions. Tipping fees outside of the United States can be considerably higher. According to a November 2010 report from Bloomberg New Energy Finance, average tipping fees in Europe can exceed $100 per ton. We estimate based on an April 2011 report that tipping fees can exceed $250 per ton in Japan. These tipping fees can result in low-cost, free, or occasionally negative-cost feedstock for facilities that utilize municipal solid waste.

Agricultural residues

Crop residues are desirable feedstocks for bioenergy applications because of their low cost, immediate availability, and relatively concentrated location in the major grain growing regions. The most plentiful residues include stalks and leaves from corn (stover) and straw and stubble from other small grains, such as wheat, barley, oats, and sorghum. According to the “U.S. Billion-Ton Update - Biomass Supply for a Bioenergy and Bioproducts Industry,” published in August 2011 by the U.S. Department of Energy, about 27 million dry tons of crop residues can be sustainably supplied in 2012 at a cost of $40 per ton, increasing to 80 million tons at that same cost point by 2030. At higher supply costs of $60 per ton, the study estimates that 111 million tons would be available in 2012, growing to 180 million tons by 2030.

Natural Gas

We believe that natural gas is an attractive feedstock due to its abundant supply and its low cost relative to transportation fuels. According to the EIA, during 2011, gasoline was approximately six to eight times more expensive than natural gas per mmBtu. We believe that processes which convert natural gas to more expensive transportation fuels will offer attractive economics by allowing producers to take advantage of the difference in value between the two commodities. According to Bloomberg, on March 21, 2012, the spot price for natural gas at the Henry Hub in Louisiana was $2.24 per mmBtu, compared to a 10-year average price of $4.22 per mmBtu. According to the EIA, prices are expected to remain below $5 per mmBtu through 2015.

The Chemicals Industry

The global chemicals industry is an approximately $4.1 trillion market, based on total global chemical shipments in 2010, according to data accessed from the American Chemistry Council in January 2011. The majority of the market is comprised of organic (carbon-containing) chemicals that are primarily produced using fossil-fuel feedstocks. Organic chemicals can also be produced from renewable carbon sources in feedstocks such as plant-derived matter and municipal solid waste, which are key inputs in sustainable bio-based chemical manufacturing processes. Bio-based chemicals promise reduced production cost, raw material price volatility, and capital expenditures to deliver drop-in ready substances, and the potential to increase and diversify the sources of supply.

Propylene

Coskata’s platform technology can produce propanol, a precursor to propylene. Propylene is a three-carbon chemical that is traditionally a byproduct of oil refining and natural gas processing. Based on market data as of September 2011, in 2010, global production of propylene was 80 million metric tons, representing sales of approximately $100 billion based on average 2010 market prices. According to a report published by SRI Consulting in August 2011, global consumption of propylene is expected to grow at an average of 5% per year over the next five years.

Propylene is a key feedstock to the plastics and petrochemical industry. According to a report published by ICIS in April 2010, the dominant outlet for propylene is polypropylene, accounting for nearly two-thirds of global propylene consumption. Injection molding is the largest polypropylene market but it can also be made into fibers, film and sheet and extruded into pipe and conduit. The world’s largest producers of propylene are predominantly integrated oil companies including Sinopec, ExxonMobil, Shell, Petrochina and Total. Other top producers include chemical companies such as LyondellBasell, Dow Chemical, Formosa and BASF.

Propylene is primarily produced as a byproduct of oil refining and natural gas processing, and propylene demand has exceeded the growth of these traditional manufacturing routes. As a result, routes to on-purpose propylene production have started to materialize, including dehydration of propanol to produce propylene. These on-purpose sources are expected to grow significantly. However, these routes are generally considered less cost competitive than “traditional” means, requiring high capital investments and opportunistic feedstock economics. Certain on-purpose routes produce a significant amount of co-products which will require a disposition strategy and potentially unfavorably impact project economics.

Ethylene

Ethylene is the simplest hydrocarbon and is also one of the most widely-produced petrochemicals in the world. Ethylene can be converted from ethanol through a dehydration process. Based on market data as of September 2011, global production and consumption of ethylene in 2010 were both approximately 121 million metric tons, representing sales of approximately $140 billion based on average 2010 market prices. According to a report published by SRI Consulting in July 2011, global demand for ethylene is forecast to grow at 3.4% over the next five years.

Ethylene is the raw material used in the manufacturing of polymers such as polyethylene, polyethylene terephthalate, polyvinyl chloride, and polystyrene. These polymers are used in a wide variety of industrial and consumer markets such as the packaging, transportation, electrical/electronic, textile, and construction industries.

Today, ethylene is primarily produced from steam-cracking fossil-fuel feedstocks including ethane, propane and naphtha. Our platform technology, however, could enable cost-effective production of ethanol for dehydration to ethylene. Historically, the process has been constrained by availability of fermentable material. The feedstock flexibility of our process could overcome this constraint. Bio-ethylene currently sells at a premium to traditional fossil-fuel based ethylene. The market for bio-renewable chemicals, including bio-ethylene, is expected to more than double between 2010 and 2015, according to a December 2010 report from SBI Energy, a provider of energy market data.

BUSINESS

Company Overview

We are a technology leader in alternative fuels and chemicals. Our low-cost, proprietary process converts a wide variety of abundant feedstocks, such as woody biomass, agricultural residues, municipal wastes, natural gas and other carbon-containing materials, into fuels and chemicals. We have combined best-in-class synthesis gas production and cleaning technologies with our molecular biology and process engineering capabilities to create a novel synthesis gas fermentation technology platform. While our technology platform is capable of producing multiple alternative fuels and chemicals, we are initially focused on producing cellulosic ethanol for the large, established ethanol market. We operated a production facility at demonstration-scale for more than two years where we achieved what we believe to be the highest yield of cellulosic ethanol per bone dry ton of feedstock demonstrated at this scale, in addition to converting natural gas to ethanol. In 2012 we expect to begin constructing our first commercial-scale ethanol production facility. We believe our high yield and low production cost provide us with a competitive advantage compared to other producers.

Historically, there were two widely-recognized conversion methods for the production of cellulosic ethanol: biochemical and thermochemical. Our proprietary technology platform utilizes a third, hybrid biothermal process which combines key elements of the biochemical and thermochemical methods and allows us to leverage the benefits of each method without subjecting us to many of their limitations. This biothermal process was noted by Sandia as being the highest-yielding approach for the production of cellulosic ethanol. According to an August 2009 report from Sandia, yields at early commercial facilities using biochemical and thermochemical conversion are projected to be 55 and 74 gallons of ethanol per bone dry ton of feedstock, respectively. Based on production runs at our demonstration facility in Madison, Pennsylvania, we expect to achieve yields of 100 gallons per bone dry ton of softwood at our first commercial production facility, which is consistent with Sandia’s estimate for initial biothermal yields.

Our high yields and low cost for cellulosic ethanol are driven primarily by four factors in our production process:

•	the conversion of feedstock into synthesis gas, or syngas, which makes more of the carbon in the feedstocks available for conversion into renewable fuels and chemicals;

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the use of proprietary micro-organisms that ferment syngas to produce renewable fuels and chemicals with a high degree of target end-product selectivity, minimizing production of less-valuable by-products;

•	the elimination of expensive chemical catalysts and enzymes; and

•	the use of an integrated platform design that allows for a continuous production process.

At our demonstration-scale facility in Madison, Pennsylvania, which we refer to as Lighthouse, we operated our technology platform to produce ethanol for over 15,000 hours. At this facility we converted a wide variety of feedstocks, including wood chips, wood waste, sorted municipal solid waste, and natural gas, into ethanol. Our first commercial facility will be built in Boligee, Alabama. The initial production capacity of this facility, which we refer to as Flagship, will be approximately 16 million gallons of ethanol per year, including approximately five million gallons per year produced from natural gas, representing a single integrated production line of our technology platform. We expect to build out Flagship to achieve total production capacity of approximately 78 million gallons of ethanol per year. The primary feedstock for this facility, wood chips and wood waste, is in plentiful supply in the region and allows us to capitalize on existing wood gathering and processing infrastructure. We believe that utilizing natural gas as a second feedstock for Phase I of Flagship will allow us to demonstrate our natural gas-to-ethanol process at commercial scale, as well as to reduce the risks associated with a single gasifier production line by facilitating the production of ethanol on a nearly continuous basis even during gasifier downtime.

When fully built out, we expect Flagship to produce fuel-grade cellulosic ethanol from softwood at an unsubsidized operating cost of less than $1.50 per gallon, net of the sale of co-products such as electricity, assuming a feedstock cost of $64 per bone dry ton of softwood. Our unsubsidized operating costs consist of feedstock costs, processing costs (such as electricity), raw material costs (such as organism nutrients) and other costs (such as denaturant, labor, maintenance and overhead), and exclude depreciation and amortization. We have deducted electricity sales from our cost calculation because we expect to produce energy in excess of our needs at our Flagship facility and have included in our design the ability to convert excess energy into electricity.

We expect to realize even lower per-unit cellulosic ethanol production costs at future facilities by capitalizing on process efficiencies, economies of scale, ongoing improvements in our micro-organisms, sales of co-products or power, and co-location of our facilities with existing industrial plants. As a result, we believe that in the long term we could achieve yields of 110 gallons of cellulosic ethanol per bone dry ton of softwood and unsubsidized operating costs approaching $1.00 per gallon, net of revenue from the sale of co-products such as electricity, assuming a feedstock cost of $64 per bone dry ton of softwood. These estimates are subject to significant uncertainties and numerous assumptions, including increases in process efficiencies, economies of scale and ongoing improvements in our micro-organisms. We expect to achieve these long-term yields and production costs over a five to ten year period.

Our process can utilize a variety of carbon-containing feedstocks to produce alternative fuels and chemicals, resulting in significant flexibility. We expect to use a wide variety of other feedstocks, in addition to woody biomass, for subsequent facilities, including municipal solid waste, agricultural residues, energy crops and fossil fuel sources, such as natural gas. Municipal solid waste is a particularly advantageous feedstock, since it can generally be procured for low or negative cost. As a result, we expect that utilizing municipal solid waste in our production process will result in the production of cellulosic ethanol at significantly lower operating costs per gallon than our facilities that utilize woody biomass as a feedstock. We also believe that corn ethanol producers can expand their capacity by co-locating our technology at their existing ethanol production facilities, since it would allow them to convert agricultural residue into cellulosic ethanol. We are in discussions with several corn ethanol producers about expanding their ethanol production by utilizing our technology. We intend to take a flexible approach to commercialization that will include wholly-owned facilities, joint ventures, and licensing.

Our proprietary technology platform can produce valuable bio-based chemicals in addition to renewable fuels like cellulosic ethanol. We are currently collaborating with Total Petrochemicals to develop a unique micro-organism-based technology that produces propanol, a three-carbon precursor to propylene, from the same range of feedstocks that we have already utilized to produce cellulosic ethanol. We believe the coupling of our propanol technology with proprietary technology to dehydrate alcohol into alkenes, including propanol into propylene, under development by Total Petrochemicals together with IFP Energies Nouvelles & Axens, will result in a cost-effective new process for the production of propylene from non-petroleum materials. Over time, we expect to further expand our platform to produce valuable four, five and six carbon chain chemicals.

We believe converting natural gas to ethanol in North America presents an attractive opportunity for our technology due to the low cost of natural gas relative to transportation fuels. According to the EIA, during 2011, gasoline was approximately six to eight times more expensive than natural gas per mmBtu. We believe that processes which convert natural gas to more expensive transportation fuels will offer attractive economics by allowing producers to take advantage of the difference in value between the two commodities.

For facilities built after Flagship, we expect to produce fuel-grade ethanol from natural gas at an unsubsidized operating cost of less than $1.50 per gallon, assuming a feedstock cost of $4 per mmBtu of natural gas. According to Bloomberg, on March 21, 2012, the spot price for natural gas at the Henry Hub in Louisiana was $2.24 per mmBtu, compared to a 10-year average spot price of $4.22 per mmBtu. According to the EIA, prices are expected to remain below $5 per mmBtu through 2015. Our unsubsidized operating costs consist of feedstock costs, processing costs (such as electricity), raw material costs (such as organism nutrients) and other costs (such as denaturant, labor, maintenance and overhead), and exclude depreciation and amortization.

Competitive Strengths

We believe that our business benefits from a number of competitive strengths, including the following:

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Proprietary technology platform. We have developed a proprietary technology platform for the continuous production of alternative fuels and chemicals using a variety of feedstocks. Our hybrid biothermal approach combines the advantages of biochemical and thermochemical processes while eliminating their major limitations to deliver higher yields and lower per unit costs than are achievable under those traditional methods. As of March 15, 2012, we had seven patents issued, four patent applications allowed for issuance as patents and 24 patent applications pending on key elements of our technology platform, including syngas cleanup, micro-organisms, and continuous anaerobic fermentation. We have validated our syngas cleaning and fermentation technology at Lighthouse, our demonstration-scale facility, with over 15,000 hours of run time and confirmed that the cellulosic ethanol produced meets ASTM International standards. We believe Lighthouse is one of the largest syngas fermentation facilities in the world based on production capacity.

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Low cost production with high yields. Based on demonstration runs at Lighthouse, we expect to achieve yields of 100 gallons of cellulosic ethanol per bone dry ton of softwood at Flagship. This yield is 35% to 82% greater than early commercial yields projected by Sandia for biochemical and thermochemical processes. The higher yields of our technology platform translate into lower capital and operating costs per gallon. When fully built out, we expect Flagship to produce cellulosic ethanol from softwood at an unsubsidized operating costs of less than $1.50 per gallon, net of the sale of co-products such as electricity, assuming a feedstock cost of $64 per bone dry ton of softwood. For our future facilities, we expect to realize even lower per unit production costs. We expect to achieve the cost improvement through increased process efficiencies, economies of scale, ongoing improvements in our micro-organisms and sales of co-products or power.

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Significant feedstock flexibility. Our process can utilize a wide variety of carbon-containing feedstocks, including wood chips, wood waste, municipal solid waste, agricultural residue such as corn stover and bagasse, energy crops and fossil fuel sources such as natural gas, coal and petroleum coke. We achieve this flexibility by combining gasification of feedstock with our proprietary syngas cleaning technology to produce a uniform syngas which is then utilized in our fermentation process. Our feedstock flexibility will allow us to use the most cost-effective feedstock or combination of feedstocks at a given location anywhere in the world. For Flagship we have selected wood chips and wood waste as our primary feedstock because of the abundant supply and generally stable pricing history, and will utilize natural gas as a second feedstock. At Lighthouse we have successfully converted wood chips, wood waste and sorted municipal solid waste into cellulosic ethanol, and natural gas into ethanol.

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Multiple end products targeting large existing markets. Our first commercial product will be fuel-grade ethanol. Fuel-grade ethanol is an established fuel blendstock, representing a 23 billion gallon global market in 2010, and has drop-in compatibility with existing infrastructure. Our cellulosic ethanol will also satisfy RFS2, which it is estimated will represent a separate 21 billion gallon market opportunity in the United States in 2022 based on current government mandated advanced biofuel consumption levels. Our technology platform can also produce cost competitive chemical intermediates that can be converted into propylene and ethylene, which represented $100 billion and $140 billion global markets, respectively, in 2010, based on market data as of September 2011. In addition, we have demonstrated in a laboratory setting the production of butanol, butanediol, hexanol, organic acids, and certain fatty acids.

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Fully-integrated process solution that enables rapid commercialization. Our technology platform is a complete, fully-integrated process solution that can be delivered to our future wholly-owned facilities, as well as to our joint venture projects and licensees. We have developed our platform to be all-inclusive, which allows for straightforward implementation and cost-efficient production of alternative fuels and chemicals. The experience we gained from designing and operating our Lighthouse demonstration facility, designing our Flagship commercial production facility and other research and development endeavors allows us to offer our strategic partners and licensees the extensive knowledge and support in microbiology, engineering, design, construction and operational know-how that drives the value of our platform. In addition, we have developed proprietary micro-organisms and nutrient formulations for optimal performance of our platform.

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Experienced management team. We have assembled strong management, scientific and engineering teams with deep knowledge in research and development, new product development, capital project execution, feedstock procurement, plant operations and business plan execution. Our leadership team has an average of more than 25 years of work experience, including at energy and chemical companies such as BP, Dow Chemical Company, Honeywell UOP, Nalco Company, and Westmoreland Coal Company. In addition, our management team has extensive experience in fermentation science and the commercialization and scale-up of technology. We believe our management team provides us with valuable experience and enhances our ability to commercialize our technology platform and grow our business.

Strategies

Our mission is to commercialize our technology for the production of alternative fuels and chemicals. Key elements of our strategy include the following:

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Build our first commercial-scale facility. We are designing our first commercial facility, Flagship, based on the successful operation of Lighthouse and plan to begin construction in 2012. Flagship is being designed to be capable of producing approximately 78 million gallons of ethanol per year when fully built out. We believe Flagship represents the largest publicly announced cellulosic ethanol facility in the United States. The initial annual production capacity of Flagship will be 16 million gallons, representing a single integrated production line, and will be built out in a subsequent phase to reach its total production capacity. We have secured a site in Boligee, Alabama, obtained all wetlands mitigation and process water and storm water discharge permits, engaged Fagen, Inc. to provide a fixed-price, date certain engineering, procurement and construction contract, and have executed multi-year, 100% wood chip and wood waste feedstock procurement and ethanol offtake contracts. We expect to develop the first phase of Flagship as a joint venture between us and one of our technology providers. A portion of the proceeds of this offering, together with capital contributions made by our joint venture partner and debt financing supported by a 90% USDA loan guarantee, will fund the construction of the first phase of Flagship. When fully built out, we expect Flagship to produce fuel-grade cellulosic ethanol from softwood at an unsubsidized operating cost of less than $1.50 per gallon, net of the sale of co-products such as electricity, assuming a feedstock cost of $64 per bone dry ton of softwood.

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Expand through a flexible, capital-efficient business model. In addition to building and operating production facilities, we plan to enter into joint ventures for the co-ownership of facilities and to license our technology platform to third parties. We believe this strategy will drive market penetration while minimizing our project capital requirements. We expect that our long-term strategy will be as a licensor. We believe this approach has the potential to generate significant financial returns, while minimizing capital required to grow our business. In the near term, we will focus on a co-ownership strategy by selectively seeking strategic partners that can provide project capital, feedstock supply, co-location opportunities, or product offtake. Maintaining an ownership stake in these facilities will allow us to accelerate commercialization, utilize new feedstocks, drive continual process improvements, and further refine our comprehensive technology platform that can be licensed to third parties.

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Be a full service solution provider. In addition to delivering our fully-integrated technology platform to our joint venture projects and licensees, we will provide a complete set of services and support, including facility design, start-up assistance and technology upgrades, engineering systems, and constant technology support, as well as our proprietary micro-organisms and proprietary nutrient formulas that are core components of our syngas fermentation process. These products and services will be provided throughout the life of the project or license in order to help ensure that our technology is operating at its highest efficiency. We believe that by delivering services and working closely with our joint venture partners and licensees we can maximize our earnings opportunities and anticipate future needs and develop new solutions and end products.

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Commercialize production of bio-based chemicals. Our technology platform can produce low-cost bio-based chemical intermediates. Through our collaboration with Total Petrochemicals, we are working to develop bio-based propylene. We believe the coupling of our propanol technology with proprietary technology to dehydrate alcohol into alkenes, including propanol into propylene, under development by Total Petrochemicals together with IFP Energies Nouvelles & Axens, will result in a cost-effective new process for the production of propylene from non-petroleum materials. We intend to continue working with technology leaders in the fuels and chemicals industries. We believe these strategic relationships will accelerate the development of our technology and the commercial launch of bio-based chemicals.

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Identify attractive global market opportunities. Selection of the optimal markets for our production facilities is driven by available feedstock supply, market demand and co-location synergies. Achieving the lowest production cost requires identifying the key low-cost feedstocks in each region or market. The most readily-available feedstocks for cellulosic ethanol are woody biomass, municipal solid waste, agricultural residues, and energy crops. Abundant feedstock supply combined with RFS2, which requires that a certain volume of renewable fuel be blended into transportation fuel, has made the United States an attractive initial market opportunity for our cellulosic ethanol. Concurrently, we are working with potential local partners to develop municipal solid waste to ethanol facilities in Australia and Asia because supplies of woody biomass and other feedstock in these locations are not sufficient to satisfy the growing ethanol demand. We also believe that natural gas presents an attractive feedstock in North America for the production of ethanol due to its abundant supply and low cost relative to transportation fuels like gasoline.

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Maintain technology leadership through ongoing investment in research and development. We have a development strategy focused on continued innovation. We have developed trade secrets and intellectual property in bacteria strains, anaerobic strain development and advancement, nutrient formulas, syngas cleaning technology and bioreactor designs. We also operate what we believe is one of the only anaerobic high throughput screening laboratories in the world, with a capacity to screen as many as 150,000 new strains per year, which we believe allows us to advance strains at a faster pace than our competitors. We will continue to be aggressive in seeking patents for both our processes and technology, and expect to add to our seven issued U.S. patents, four patent applications allowed for issuance as patents and 24 pending U.S. patent applications as of March 15, 2012. In addition, we expect to continue to invest heavily in hiring and retaining top engineering and scientific personnel, as well as maintaining state of the art equipment and facilities.

Initial and Future Market Opportunities

As a result of our low-cost syngas fermentation process, we are able to immediately address the global fuel-grade ethanol market, estimated by the RFA to be 23 billion gallons in 2010. Our ethanol will also address the approximately 1.6 billion gallon global industrial ethanol market and can be converted into ethylene, a $140 billion market. In the future, our propanol production technology, combined with alcohol dehydration technology to produce propylene from propanol, under development by Total Petrochemicals together with IFP Energies Nouvelles & Axens, is expected to target the $100 billion global propylene market, based on 2010 market data as of September 2011.

Fuel-Grade and Industrial Ethanol

Our first commercial facility, Flagship, will target the U.S. fuel-grade ethanol market. In addition to having drop-in capability with existing infrastructure, ethanol is the most common biofuel with the United States consuming 13 billion gallons in 2010. At a December 9, 2011 market price of $2.71 per gallon, this represents a $35 billion market. RFS2 currently mandates that 21 billion gallons of advanced biofuels be produced by 2022, including at least 16 billion gallons of cellulosic biofuels. We believe we will be one of the first companies in the world to produce both cellulosic ethanol and ethanol from natural gas at commercial-scale using a syngas fermentation process.

Future joint venture facilities and licensing agreements will target the incremental 10 billion gallon international fuel ethanol market. We will selectively target international markets based on feedstock availability, strong market demand, and local government support.

Ethanol also has many industrial applications. The global industrial ethanol market was an estimated 1.6 billion gallon market in 2010. Industrial ethanol can command higher prices for certain applications in attractive end-markets such as personal care, pharmaceuticals, food-products, and paints. More than half of demand for industrial ethanol comes from China, which presents a significant growth opportunity.

Ethylene

Our ethanol can be used in conjunction with dehydration technology to convert it to ethylene, a key petrochemical building block. Ethylene, a two carbon hydrocarbon, is used for automotive fluids, insulation pipes and polyethylene plastics, such as trash bags and milk cartons. Based on market data as of September 2011, worldwide demand for ethylene was approximately 121 million metric tons in 2010, or $140 billion based on average 2010 market prices. There is a strong incentive for petrochemical companies in Western Europe and Northeast Asia that rely on high-cost fossil fuels to find lower-cost methods for producing ethylene. We believe that dehydrating our ethanol to produce ethylene would be cost competitive and would also result in bio-based plastics.

Propylene

Propanol is a three carbon alcohol that is a pre-cursor to propylene, which is used for everyday products such as packaging, textiles and automotive components. Propanol can be dehydrated to produce propylene. Based on market data as of September 2011, worldwide demand for propylene was approximately 80 million metric tons in 2010, or $100 billion based on average 2010 market prices. Propylene is primarily produced as a by-product of oil refining and natural gas processing, and propylene demand has exceeded the growth of these traditional manufacturing routes, resulting in increased prices. As a result, routes to on-purpose propylene production have started to materialize, including dehydration of propanol to produce propylene.

Other Products

We believe our technology platform can be applied to the biological production of other chemicals that contain up to six carbon atoms. We believe our syngas fermentation platform is a unique route for metabolizing carbon atoms into commercially significant chemicals, since our process uses a cheaper raw material than sugar-based fermentation and has greater selectivity and lower cost than chemical catalysts. Our research and development teams are focused on developing syngas fermentation pathways for commercially-significant chemicals where our technology has the potential to significantly lower production costs versus other methods. We have already demonstrated in a laboratory setting the production of propanol, butanol, butanediol, hexanol, organic acids, and certain fatty acids.

Our Production Technology Platform

Since our inception in 2006, we have combined best-in-class syngas production and cleaning technologies with our molecular biology and process engineering capabilities to create a technology platform that produces renewable and non-renewable fuels and chemicals at low costs. Our technology platform is capable of utilizing a variety of feedstock sources, such as woody biomass, agricultural and municipal wastes, natural gas and other carbon-containing materials. Though our proprietary process is initially focused on producing cellulosic ethanol, we intend to leverage our technology so that we can address other alternative fuel and chemical opportunities.

Historically, there were two widely-recognized conversion methods for the production of cellulosic ethanol: biochemical and thermochemical. Though these methods are well known, they each suffer from unique efficiency and economic limitations. Our integrated technology combines the key elements of the biochemical and thermochemical approaches to create a third, hybrid biothermal process that delivers higher ethanol conversion yields, lower per gallon production costs, and lower capital costs than are otherwise achievable through the two traditional methods.

According to reports issued in May 2011 by the National Renewable Energy Laboratory, a U.S. federal laboratory dedicated to the research, development, commercialization and deployment of renewable energy and energy efficiency technology, long-term yields using biochemical and thermochemical processes are expected to equal 79 and 84 gallons of ethanol per bone dry ton of feedstock, respectively. In 2009, Sandia projected yields at early commercial facilities equal to 55 and 74 gallons per bone dry ton of feedstock from biochemical and thermochemical processes. Based on demonstration runs at Lighthouse, we expect to achieve yields of 100 gallons per bone dry ton of softwood at Flagship, which is consistent with Sandia’s estimate for initial biothermal yields. We believe that high yields will be a critical success factor in achieving low-cost, high-volume production of cellulosic ethanol.

Key Process Steps

Our fully-integrated biorefinery platform combines three major process steps: syngas production, fermentation and separation. Our approach allows for the high-yield, low-cost production of alternative fuels and chemicals from numerous carbon-containing feedstocks. Importantly, our process is not dependent on sugar-based feedstocks or the use of enzymes and catalysts. Our integrated technology platform encompasses all aspects of the production process, from feedstock handling to product separation. In addition, by working with a select group of partners on syngas production and ethanol separation, we believe we have been able to minimize scale-up risk associated with our process while maintaining feedstock and end-product flexibility. With our process, the three core steps of syngas production, fermentation, and separation remain in place regardless of the feedstock or end-product being produced.

The graphic below depicts our integrated production process for cellulosic ethanol, and a summary of each of the core steps follows.

Syngas Production.  In the first process step, we convert carbon-containing feedstock into syngas, which is a mixture of carbon monoxide, hydrogen, and carbon dioxide. Our method of producing syngas varies based on the type of feedstock being utilized. For solid feedstocks such as woody biomass, municipal solid waste, or agricultural residues, we produce syngas through gasification. Rather than burning the feedstock directly, gasification uses high temperatures and controlled amounts of oxygen to break down feedstock into its basic chemical constituents. We have the ability to select from an array of plasma, direct, and indirect gasification technologies and their respective providers to match each feedstock with the appropriate conditions for producing syngas. For gaseous feedstocks such as natural gas, we use commercial methane thermal reformers to convert the feedstock into syngas. Natural gas reforming is a common process used in the production of fertilizers and chemicals. Our ability to employ proven gasification and reforming technologies adds to the flexibility of our platform. As we look for process efficiency, we will match feedstocks with their optimal syngas production technology.

While biomass gasifiers are a proven technology, they have only been used commercially on a limited basis and have experienced operational reliability issues. Generally, these issues are handled through redundancy and a backup syngas production system. We intend to install redundant gasifiers or backup syngas production systems at our commercial facilities in order to mitigate the risk of such operational reliability issues. We have chosen an indirect gasification technology for the first commercial deployment of our technology at our Flagship facility. Indirect gasification refers to systems that use external heating to drive the gasification process, whereas direct gasification relies on the partial combustion of feedstock to provide heat. We have chosen indirect gasification because we believe it is the most suitable gasification technology for wood chips and wood waste. Indirect gasifiers are inherently more complicated to construct than direct gasifiers due to the requirement for a separate combustion chamber, but they offer lower operating costs, higher yields and simpler operation. Indirect gasifiers have been operated at commercial scale in the United States and Europe to produce syngas for the generation of electricity.

We used a plasma gasifier at our Lighthouse facility due to its demonstrated ability to process a wide variety of feedstocks, including municipal solid waste. We did not choose a plasma gasifier for our first commercial facility because we believe that indirect gasification is the most suitable gasification technology for wood chips and wood waste, for the reasons noted above.

At Lighthouse, we have developed and tested syngas cleaning technology with our fermentation technology, which we believe will allow us to control syngas composition and select from a variety of gasification technologies and their respective providers. During early production runs at Lighthouse, we identified trace components contained in biomass-derived syngas that had an adverse impact on fermenter performance. We installed several gas cleaning alternatives at Lighthouse, and the range of effectiveness was continually tested until we achieved a combination of technologies which produced the effective reduction or elimination of these trace components. The design of the syngas cleaning section at Flagship is the result of these tests, and includes a level of redundancy that we believe will ensure the availability of clean syngas. We will gather data from operations at Flagship that we believe will allow us to eliminate redundant syngas cleaning technologies in our designs for future facilities, leading to reduced capital requirements and operating costs.

Regardless of the syngas production method, the resulting syngas mixture passes through a cleaning and cooling phase to remove particulates and impurities. Our process is highly integrated in order to maximize energy efficiency. For example, during the syngas cooling and cleaning step, excess heat is recovered and utilized to dry biomass and to separate ethanol, which results in production cost savings.

Fermentation.  In the second process step, clean and cooled syngas enters a bioreactor where our proprietary micro-organisms convert the syngas to ethanol through their specialized metabolic pathway. We intend to continually improve our proprietary micro-organisms in order to further reduce production costs. In addition, we are developing a range of micro-organisms that are genetically selected to produce various higher-value end-products from syngas. These micro-organisms can produce alternative fuels and chemicals that contain up to six carbon atoms, which allows us to access higher-value end markets.

At Lighthouse we used existing fermentation equipment to reduce the scale-up risk associated with the equipment required for this process step. Our bioreactors also operate at lower pressure and lower temperatures than our competitors who use thermochemical processes, which results in cost and energy advantages for us. In addition, our syngas mixture flows from the bottom to the top of the bioreactor, without requiring supplemental mixing. In contrast, biochemical processes typically require a large impellor to stir the tank, resulting in higher energy consumption and operating costs.

Separation.  In the third process step, we utilize existing, commercially-available distillation technologies to efficiently separate the ethanol from the ethanol-water mixture exiting the bioreactor. The resulting water by-product is recycled back into the bioreactor, which contributes to the integrated nature of our process and the resulting utility consumption and conservation advantages. The final result is fuel-grade cellulosic ethanol and bio-based chemicals ready for existing distribution channels. Product separation via distillation is a well-known and heavily utilized practice in numerous industries, including the corn ethanol and petrochemicals industries. While there are a large number of equipment providers for this step, we have selected ICM, Inc. to supply separation equipment for our Flagship facility. ICM, Inc. is an industry leader in the design and construction of ethanol distillation equipment. We expect to utilize existing, commercially-available designs regardless of the selected feedstock, micro-organism or end product.

Cost Competitiveness of Our Technology

Based on our findings from operating our Lighthouse facility for more than 15,000 hours, we believe that when fully built out our first commercial production facility, Flagship, will produce cellulosic ethanol from softwood at an unsubsidized operating cost of less than $1.50 per gallon, net of the sale of co-products such as electricity, assuming a feedstock cost of $64 per bone dry ton of softwood. This wood price is consistent with current prices in the region around Flagship. For low-cost and negative-cost feedstocks such as municipal solid waste, we believe our process can produce cellulosic ethanol at significantly lower operating costs per gallon. At current and expected commodity agricultural prices, we believe these production costs are competitive with existing, first-generation ethanol production methods. We expect that constructing and operating our Flagship facility will provide key learnings that will lead to operational and capital efficiencies for our subsequent projects. For our future facilities, we expect to realize even lower per unit production costs. We expect to achieve the cost improvement through increased process efficiencies, economies of scale, ongoing improvements in our micro-organisms and sales of co-products or power.

Milestones Achieved

Since our inception in 2006, we have advanced our syngas fermentation technology from the test tube to our Lighthouse facility, which we believe is one of the largest syngas fermentation facilities in the world based on production capacity. The other significant milestones we have achieved to date are discussed below. We believe these achievements demonstrate the commercial readiness of our technology platform.

Strain Selection and Optimization

We believe one of our core competencies is identifying and optimizing high-yield, naturally-occurring micro-organisms for the efficient fermentation of syngas. At our headquarters in Warrenville, Illinois, we have developed a complete anaerobic bacteria strain management facility that is capable of advancing native strains through guided mutation and selection. We believe that this is one of the only anaerobic high throughput facilities in the world. Current capacity at this facility allows us to screen over 150,000 new strains per year. During our first year of operations, our scientists were able to improve the overall productivity of our micro-organisms a thousand-fold and minimize the requirements for additional nutrients, such that our current commercial strains require only syngas as an energy source and a very small amount of key micronutrients and minerals. We will continue to optimize our micro-organisms to increase overall yield, lower production costs and allow for the production of additional bio-based chemicals and other end-products.

Design and Operation of Horizon Pilot Facility

Since 2008, we have operated our Horizon pilot facility at our headquarters. The Horizon facility is an integrated processing system consisting of a methane thermal reformer, multiple bioreactor designs and a distillation system. At this facility, our longest production run was over 3,500 hours. These operations have enabled us to establish scale-up metrics utilized in the design of our Flagship facility. We continue to utilize our Horizon facility to test and optimize new anaerobic bacteria strains and process conditions to enhance our technology platform.

Design and Operation of Lighthouse Demonstration Facility

The design and construction of Lighthouse, our demonstration-scale production facility in Madison, Pennsylvania, was a critical step in the development and demonstration of our technology. We specifically designed, engineered, and constructed our Lighthouse facility such that it models a linear scale-up of our fermentation process to commercial production. We believe that Lighthouse is one of the largest syngas fermentation facilities in the world based on production capacity. Since its completion in August 2009, we recorded over 15,000 hours of operation. The facility includes a biomass gasifier and a natural gas reformer which allowed us to demonstrate the production of ethanol from multiple feedstocks. We have successfully demonstrated the conversion of wood chips, wood waste, sorted municipal solid waste and natural gas to ethanol, and based on demonstration runs at Lighthouse, we expect to achieve yields of 100 gallons of cellulosic ethanol per bone dry ton of softwood at Flagship and approximately 6.8 gallons of ethanol per mmBtu of natural gas. We operated our natural gas reformer nearly continuously at Lighthouse and it accounted for a significant portion of our ethanol production. We expect to operate a natural gas reformer at our commercial Flagship facility as well, and it is likely that the majority of ethanol produced using natural gas as a feedstock will not be considered renewable. Our ability to utilize natural gas as a second feedstock at Flagship will increase our ethanol production without increasing softwood consumption, but we do not include ethanol produced from natural gas in our yield estimate of 100 gallons of cellulosic ethanol per bone dry ton of softwood.

While we validated our syngas cleaning and fermentation technology at Lighthouse, we expect to use certain technologies at our planned Flagship facility that differ from or are in addition to the technologies that we tested at our Lighthouse demonstration facility. In particular, in place of the plasma gasifier that we used at our Lighthouse facility, we expect to integrate an indirect gasifier with our syngas cleaning technology. If the indirect gasifier and syngas cleanup technology that we intend to use at Flagship on a continuous integrated basis does not perform as we expect, we may incur additional costs or experience reduced production that could negatively impact our business plans. Certain of the technologies that we expect to use at our planned Flagship facility have never been integrated, and failure to successfully integrate these technologies at our Flagship facility would have a material adverse effect on our business, financial condition and results of operations.

Engineering Scale-Up

Since completing the first conceptual design for a commercial-scale cellulosic ethanol plant in February 2007, we have successfully executed on key engineering scale-up milestones and continue to progress towards commercial scale. Our Lighthouse facility has provided us with operating data critical for finalizing our plans for commercial deployment of our technology platform, and we believe it has reduced the scale-up risk associated with moving from a demonstration facility to a commercial facility. In January 2010, we engaged R.W. Beck to conduct a review of our technology embodied in the current state of design and testing. R.W. Beck’s analysis included an in-depth review of our process and technology, operating data from Lighthouse, design parameters for Lighthouse and Flagship and Flagship scale-up factors.

Joint Development Agreement with Total Petrochemicals

We are party to an Amended and Restated Joint Development Agreement, dated as of March 26, 2012, with Total Petrochemicals pursuant to which we are collaborating to develop micro-organisms and a syngas fermentation platform to produce propanol from biomass, waste, and/or fossil fuels such as coal and natural gas. Total Petrochemicals, together with IFP Energies Nouvelles & Axens, is developing a new process to dehydrate alcohol into alkenes, including propanol into propylene, which can be linked to our syngas fermentation platform producing propanol. We believe this will result in the commercial-scale deployment of an end-to-end process to competitively produce propylene, allowing us and our future licensees and joint venture partners to access a large and fast growing market for a key petrochemical intermediate.

Our Commercialization Plan

Flagship will be our first commercial-scale project employing our technology platform. In addition to developing wholly-owned facilities, we plan to enter into joint ventures for the co-ownership of facilities and to license our technology platform to third parties. We believe this strategy will drive market penetration while minimizing our capital requirements.

Flagship

When fully built out, we expect that Flagship will be capable of producing approximately 73 million gallons of ethanol per year using wood chips and wood waste as a feedstock and approximately five million gallons of ethanol per year using natural gas as a feedstock. The project will be completed in two phases, with Phase I representing a single integrated train of our design with a capacity to produce approximately 16 million gallons per year, including approximately five million gallons produced using natural gas as a feedstock. Phase II will involve the modular expansion of the facility to add 62 million gallons of annual capacity. We expect Phase I and Phase II to be completed and begin commercial production in 2014 and 2015, respectively. When fully built out, we expect Flagship will produce fuel grade cellulosic ethanol from softwood at an unsubsidized operating cost of less than $1.50 per gallon, net of the sale of co-products such as electricity, assuming a feedstock cost of $64 per bone dry ton of softwood. This wood price is consistent with current prices in the region around Flagship. We believe Flagship will provide a showcase for commercial deployment, and support the company’s ongoing technology development program.

Flagship Phase I Joint Venture.  We expect that Phase I of Flagship will be developed as a joint venture between us and one of our selected technology providers, or the Technology Provider. We have entered into non-binding term sheets with the Technology Provider contemplating among other things that:

•	a special purpose limited liability company, Flagship Ethanol LLC, which will own and operate Phase I of Flagship;

•	we will fund our share of the equity portion of Flagship Ethanol LLC through an initial public offering or private placement;

•

the Technology Provider will provide equity funding to Flagship Ethanol LLC in the amount of up to $30 million. The final investment amount depends on, among other things, the estimated cost of certain components of the project contained in the engineering, procurement and construction cost estimate;

•

the Technology Provider’s equity investment is contingent on, among other things, (i) the availability of all of the other capital required to build Phase I and fund working capital needs, including reasonable contingencies, (ii) the total cost of Phase I, including the fixed price in the engineering, procurement and construction contract, being less than a threshold amount, (iii) the projected return on Phase I exceeding an agreed upon threshold, and (iv) the approval of the board of directors of the Technology Provider;

•	debt funding for the project will be provided by a loan participation structure from Silicon Valley Bank supported by a 90% guarantee by the USDA;

•

we will issue the Technology Provider warrants to purchase shares of our common stock with an aggregate exercise price equal to 30% of the equity funding amount provided by the Technology Provider. Each warrant will be for five years and have a strike price equal to the thirty-day volume-weighted average price of our common stock, if our common stock is then publicly traded, or, if our common stock is not publicly traded, the lower of the per share price of our Series D preferred stock or the most recent private placement price of our capital stock;

•	the Technology Provider’s ownership percentage in Flagship Ethanol LLC will equal its equity funding amount divided by the total equity investment in Flagship Ethanol LLC;

•

cash distributions will be allocated based on ownership interests in Flagship Ethanol LLC, except that during the first five years of Phase I we may be entitled to distributions in excess of our ownership interest after a threshold annual return has been achieved;

•	Flagship Ethanol LLC will be managed by a four-person board, with three members selected by us and one member selected by the Technology Provider; and

•	the Technology Provider will have customary minority owner protective provisions.

We are currently negotiating definitive documentation with the Technology Provider. The terms described above are subject to further negotiation and may change. Other than provisions in the term sheets with respect to the parties’ payment of their respective expenses in connection with the proposed transaction, confidentiality and governing law, the term sheets expressly provide that nothing contained therein will constitute a legal obligation on the part of either party and the parties will not be bound with respect to the transactions contemplated by the term sheets until the execution of definitive documentation. We cannot assure you that we will be able to finalize and execute definitive documentation with the Technology Provider. In addition, the Technology Provider requires the approval of its board of directors for certain important matters addressed in the term sheets and the definitive documentation, and we cannot assure you that such approval will be granted.

Additional Financing.  In addition to the equity funding we believe we can obtain from the joint venture partner, we plan to finance Phase I of Flagship with a portion of the proceeds of this offering and $87.9 million of debt financing supported by a 90% loan guarantee through the USDA’s 9003 Biorefinery Assistance Program. We expect to enter into definitive documentation with respect to, and to complete, the contemplated debt financing subsequent to the completion of this offering. For information on the debt financing and related guarantee, see “Description of Certain Indebtedness.” We expect that Phase II will be financed by new capital from public or private sources, none of which is committed at this time.

Site and Permits.  Flagship will be located at the Crossroads of America industrial park in Boligee, Alabama. This site was chosen based on favorable attributes such as plentiful woody biomass supply, close proximity to large ethanol markets, and strong state and county support. Key wetlands mitigation and process water and storm water discharge permits for the facility have been obtained.

Feedstock Availability.  Flagship will consume approximately 2,100 dry tons of wood per day when fully built out. This level of wood use is comparable to an average-sized pulp and paper mill. Several independent, third-party studies assessing feedstock availability and pricing dynamics for Flagship have concluded that Flagship will exert only limited pricing pressure on the local wood market. The area surrounding the Flagship site is a major softwood supply basin with annual wood growth significantly above demand. We have executed an exclusive, seven-year feedstock supply agreement with Price Biostock, Inc. for 100% of Flagship’s wood consumption. The agreement provides for purchase prices equal to prevailing market prices, with a gain-sharing mechanism for achieving better than posted market prices, which we believe will allow us to procure wood at an attractive price. Phase 1 of Flagship will also rely on natural gas as a second feedstock, which we expect to procure from existing utility sources at market prices.

Ethanol Marketing.  Flagship will be strategically located in the under-supplied Southeast ethanol market. Flagship’s target market includes many large metropolitan areas within a 250-mile trucking radius of the plant, including: Atlanta, Georgia; Birmingham, Alabama; Memphis, Tennessee; Mobile, Alabama; and New Orleans, Louisiana. The size of this market is estimated to be nearly 850 million gallons of ethanol per year based on projected 2012 demand at a 10% ethanol blend level. Most ethanol in the region is delivered over long-distances, primarily from the corn-growing regions of the Midwest. We believe that our shorter shipping distance will add to our cost advantage. We have executed an exclusive, ten year (subject to extension) agreement with Eco-Energy, for the purchase and marketing of 100% of Phase I of Flagship’s ethanol production (including all ethanol produced using natural gas as a feedstock). Eco-Energy will be responsible for all scheduling and logistics, including tracking and reporting of compliance certificates. Our agreement includes an index-based minimum formula price, with a gainsharing mechanisms which we believe will allow us to receive an attractive price for our ethanol.

Project Execution.  In order to minimize risk in our first commercial-scale facility, we have chosen technologies from well-established suppliers for the gasification and distillation components of our technology platform. We plan to utilize natural gas as a second feedstock for Phase I of Flagship, which will allow us to reduce the risks associated with a single gasifer production line by maximizing the production of ethanol on a nearly continuous basis even during gasifer downtime. Consistent with operations at our Lighthouse facility, we expect to operate this reformer on a nearly continuous basis in order to maximize ethanol production. We estimate that natural gas could account for approximately one third of ethanol production when Flagship Phase I is operating at full capacity. It is therefore likely that a significant portion of the ethanol produced at Phase I will not be considered renewable. We expect production of ethanol from natural gas to positively impact the profitability of our facility as we project operating costs per gallon of ethanol produced from natural gas that are below prevailing and expected future market prices.

Our Phase I project execution strategy includes a firm-price, date-certain mechanical completion schedule. We have engaged Fagen, Inc. to lead engineering, procurement and construction activities, and it will be supported by the Harris Group, which has worked closely with our engineers over the last 18 months to develop the conceptual engineering design for Flagship. Under the terms of our contract with Fagen, it will provide a mechanical completion “wrap” around the project with complete site responsibility for project cost, scope, schedule, and safety. Process warranties will be provided by each of the third-party technology providers.

Future Projects

We are in discussions with potential strategic partners about commercializing our technology through joint development or licensing arrangements, and have signed several MOUs and engineering service agreements. The location of future facilities, whether they are wholly-owned, developed with strategic partners, or licensed, will depend upon available feedstocks, geography, and co-location synergies.

The most readily available renewable cellulosic feedstocks are woody biomass, municipal solid waste, and agricultural residues. In certain geographies, there is also significant potential from using non-renewable feedstocks such as natural gas and coal. Abundant feedstock supply combined with the RFS2 mandate has made the United States an attractive initial market opportunity for our cellulosic ethanol. Concurrently, we are working with potential partners to deploy our technology platform in Asia using municipal solid waste as a feedstock. In Asia, in particular, traditional feedstock supplies are not sufficient to satisfy strong end-market demand. Further, we believe we will experience synergies from co-locating our cellulosic ethanol plants near existing industrial facilities, which will result in capital and operating cost savings. The table below summarizes the initial market segments we have identified as high priority, and a description of each segment follows.

Feedstock	Initial Target Geographies	Rationale
Woody biomass	United States	• Readily-available feedstock with existing supply chain • Highly scalable • Advantaged in serving large ethanol markets in Southeast
Natural gas	North America	• Readily-available feedstock with existing supply chain • Highly scalable
Agricultural residue or corn co-location	United States	• Feedstock availability through existing sourcing relationships and ability to use by-products of ethanol production • Cost savings from utility, infrastructure, logistics and operations synergies
Municipal solid waste	Asia United States	• Readily-available feedstock with existing supply chain • Available close to transportation centers • Attractive tipping fees for early plants
Various	China	• Readily-available feedstock with existing supply chain • Strong government support • Strong demand drivers

Woody Biomass.  Woody biomass represents a large market opportunity for our technology platform. Based on the Department of Energy’s Billion-Ton Study, we believe there is sufficient woody biomass in the United States to produce up to 10 billion gallons of cellulosic ethanol per year. Woody biomass is a readily-available feedstock with established supply chains and feedstock handling and processing equipment. The high land density of woody biomass availability allows for shorter hauling distances and larger facilities, leading to significant economies of scale. We believe that our future woody-biomass facilities will have annual production capacities of up to 160 million gallons of cellulosic ethanol per plant. The wood use associated with a production facility of that size using our technology platform is comparable to a large pulp and paper mill. We believe that many of our competitors, whose lower yields require the consumption of more wood for every gallon of end-product produced, will not be able to build facilities of this size without impacting feedstock availability and pricing.

In addition, we believe the large woody biomass resource located in the Southeast allows us to address large fuel markets where local ethanol production has been limited due to the lack of traditional ethanol feedstocks such as corn. We believe that our shorter shipping distance to these markets, compared to corn ethanol shipped from the Midwest, will add to our cost advantage.

Natural Gas. We believe that natural gas is an attractive feedstock due to its abundant supply and its low cost relative to transportation fuels such as gasoline and ethanol. According to the EIA, during 2011, gasoline was approximately six to eight times more expensive than natural gas per mmBtu. We believe that processes which convert natural gas to more expensive transportation fuels will offer compelling economics by allowing producers to take advantage of the difference in value between the two commodities.

We will utilize natural gas as a second feedstock for Phase I of Flagship, which will allow us to demonstrate our natural-gas-to-ethanol process at commercial scale, as well as to reduce the risks associated with a single gasifier production line. The initial production capacity of this facility will be 16 million gallons of ethanol per year, including approximately five million gallons per year produced from natural gas. We believe that under the current RFS2 structure, ethanol produced using natural gas as a feedstock will not be considered renewable and will not qualify for RINs or other credits that apply only to renewable fuels, such as cellulosic ethanol.

For facilities built after Flagship, we expect to produce fuel-grade ethanol from natural gas at an unsubsidized operating cost of less than $1.50 per gallon, assuming a feedstock cost of $4 per mmBtu of natural gas. According to Bloomberg, on March 21, 2012, the spot price for natural gas at the Henry Hub in Louisiana was $2.24 per mmBtu, compared to a 10-year average spot price of $4.22 per mmBtu. According to the EIA, prices are expected to remain below $5 per mmBtu through 2015. Our unsubsidized operating costs consist of feedstock costs, processing costs (such as electricity), raw material costs (such as organism nutrients) and other costs (such as denaturant, labor, maintenance and overhead), and exclude depreciation and amortization.

Corn Ethanol Co-Location.  There were approximately 200 corn ethanol plants in the United States in 2010, and we believe that these plants are well positioned to access agricultural residues such as corn stover and corn ethanol by-products such as corn fiber. We also believe there are significant capital and operating synergies that can be achieved from co-locating one of our cellulosic ethanol plants with an existing corn ethanol plant, including: (i) lower capital costs due to existing infrastructure and utilities; (ii) lower production costs due to low-cost feedstock; (iii) energy cost savings due to the ability of our technology platform to supply steam as an energy input; and (iv) synergies in labor and maintenance across the traditional ethanol plant and our technology platform. Greater energy efficiency also results in an improvement in the environmental footprint of a corn ethanol plant, which in turn bolsters market access for their ethanol in low-carbon fuel standard markets.

Municipal Solid Waste.  We believe municipal solid waste is an attractive feedstock opportunity because of its large supply and low cost. In certain markets municipal solid waste can be procured for no cost, and sometimes at negative cost due to tipping fees. Because municipal solid waste represents household and business waste, its availability generally coincides with dense populations and large transportation fuel markets. Turning municipal solid waste into ethanol reduces reliance on landfills and adds new products to our strategic partners’ potential revenue streams.

We are currently working with Flex Ethanol Australia, a partnership among CalTex, GM Holden, and Phoenix Energy Corp., in connection with the potential development of a commercial-scale waste-to-ethanol facility in Melbourne, Australia. High-level planning for this project has been underway for over a year, and the project enjoys significant support from local, state, and federal governments. Two potential sites have been identified in the Melbourne metropolitan area and discussions to secure long-term feedstock supply are underway. In August 2011, we successfully converted sorted municipal solid waste provided by Flex Ethanol Australia into ethanol at our Lighthouse facility. The partnership is now completing conceptual engineering work on the project and we are negotiating the terms and conditions for the licensing of our technology platform.

We are also in active discussions with an industrial chemicals company in Japan related to municipal solid waste-to-ethanol opportunities. The cost advantages of municipal solid waste-to-ethanol facilities in Japan are enhanced by extremely high tipping fees, which can exceed $250 per ton.

To date, our work with Flex Ethanol Australia and the industrial chemicals company in Japan has been done on a collaborative basis for the mutual benefit of the parties. The purpose of these arrangements is to allow the other party to determine whether our technology provides a suitable process for potential municipal solid waste to ethanol facilities that may be developed, while allowing us to demonstrate the capabilities of our technology. As part of this collaboration, we conduct in-house engineering studies and, in certain circumstances, are reimbursed for the cost of these studies. Under these arrangements, the other party is not required to use or license our technology in any municipal solid waste to ethanol facility they may develop, and any such use or license would be subject to negotiation among the parties. We do not expect to derive any significant revenue from these arrangements unless and until the other party licenses or otherwise utilizes our technology and develops municipal solid waste to ethanol facilities.

China.  We also anticipate expanding into the fuel-grade ethanol market in China, based on strong demand and government support. We expect that the economics of locating one or more facilities in China will be advantageous based on lower capital and feedstock cost expectations versus the United States. Equally as important, the Chinese government has shown strong and consistent pricing support for alternative energy technologies that increase energy security and improve the nation’s environmental footprint. We have already begun the exploration of the Chinese market. We are in discussions with several multinational entities with significant operating experience in the Chinese market, as well as local companies that could serve as the main deployment partner for our technology platform in the Chinese market.

Research and Development

We believe that technical advantage is the key to sustainable competitive advantage, and therefore our research and development efforts are focused on the continued enhancement of our technology platform. Through the collective knowledge and experience of our research and development team, we have developed unique competencies in the area of anaerobic bacteria advancement, in particular, the use of such living organisms to conduct single-carbon molecule metabolism using syngas as the raw material. These competencies have enabled us to: locate mixed strains of potentially useful anaerobes in the environment; enrich environmental cultures and then separate the anaerobes into individual colonies; assess the capacity of bacterial isolates to produce desired products from syngas; optimize the nutritional requirements of selected microbial strains; characterize the DNA of isolated strains and link genetic traits to performance; advance strains of anaerobic bacteria through mutagenesis and selection processes developed by us; and evaluate production capabilities of developed strains in bio-reactors built and operated by our scientists and engineers.

We were formed in 2006 after our founders were successful in obtaining exclusive rights to several proprietary strains of anaerobic bacteria developed by researchers at Oklahoma University and Oklahoma State

University. These strains provided the initial impetus to create the requisite processes and procedures to develop even more active microbes. In the first year of research and development, our scientists were able to improve the overall productivity of the micro-organisms a thousand-fold. Thereafter, we advanced the strains to minimize the requirements for additional nutrients, such that our current commercial strains require only syngas as an energy source and a very small amount of key micronutrients and minerals.

A critical aspect of our start-up strategy was to combine the microbiology described above with innovative engineering concepts to create a biological syngas conversion process that is capable of being operated at commercial-scale and at low cost. As a result, we had to develop in-house expertise in biomass gasification, bio-reactor designs that maximize mass transfer of syngas to reaction broth, alcohol separation and cleanup techniques. Through our development of superior microbial strains and properly engineered production equipment, we have created an integrated technology platform which we believe provides significant competitive advantages.

Our Lighthouse facility was designed, engineered, and built by us. The key learnings derived from designing, constructing and operating that facility also added significantly to our technology base. In particular, operating the facility for two years led to important technical improvements in our technology platform and the development of new intellectual property in several areas that we believe will provide competitive advantages.

As of December 31, 2011, our technical team was made up of 42 professionals, including scientists and engineers. In our Research and Development department, we employ microbiologists, geneticists, and chemists, with a degree distribution of 13 PhD’s, five masters of science, and 12 bachelors of science. In our Engineering department, we employ 11 degreed engineers with specific backgrounds in chemical engineering, gasification, liquid processing, and project management. Our research and development expenditures were approximately $7.4 million, $10.1 million and $11.6 million for the fiscal years ended December 31, 2009, 2010 and 2011, respectively.

Intellectual Property

Our success depends, at least in part, on our ability to protect our proprietary technology and intellectual property, and to operate without infringing the proprietary rights of others. We rely on a combination of patents, patent applications, trade secrets and know-how, trademarks, intellectual property licenses and other contractual rights (including confidentiality and invention assignment agreements) to establish and protect our proprietary rights in our technology.

As of March 15, 2012, we have seven issued U.S. patents, including five related to membrane arrangements, one related to treatment of syngas streams, and one related to genetically modified organisms for the production of alcohols. We also own four U.S. patent applications that have been allowed for issuance as patents, one related to our own proprietary species of microorganism for converting syngas to ethanol, two related to membrane arrangements and another related to the production of ethylene from a syngas conversion process. In addition we have 24 patent applications pending in the United States, of which approximately ten also have international or foreign patent applications pending. Our pending patent applications are related to a variety of technologies, including microorganisms and our second generation bioreactor designs that use membranes to dramatically reduce the size of the bioreactors and volume of water needed for fermentation. We intend to continue to file patent applications with respect to our technology with a particular emphasis on protecting our core technologies, however, there can be no assurance that any patent applications will result in the issuance of patents, or, if our patent applications are granted, that they will provide us with meaningful protection.

In December 2006, we entered into a license agreement with Oklahoma State University and the University of Oklahoma, or collectively, Oklahoma, that grants us an exclusive, worldwide license to certain of Oklahoma’s patents, patent applications and know-how (including certain pre-existing patent applications and future domestic and foreign patents issued thereon) in the field of conversion of syngas (including biomass-based syngas and coal-based syngas) to ethanol using micro-organisms. We agreed to sponsor research with Oklahoma in the amount of $1.1 million and to grant Oklahoma the option to purchase 35,000 shares of our common stock at a price of $0.10 per share, which option can be exercised at any time during the term of the agreement. In addition, with respect to syngas-to-ethanol owned or operated facilities that utilize the licensed technology, we are required to pay Oklahoma a one-time fee equal to a specified amount per gallon of such facility’s annual ethanol production capacity, as well as a specified share of non-royalty fees received from sublicensees. Unless earlier terminated, the term of this agreement lasts for the life of the last to issue of the licensed patents.

In the ordinary course of business we have entered into, and may enter into additional, license agreements pursuant to which we have, or will obtain, the right to develop, use and commercialize certain intellectual property that are utilized in our research and development efforts or our technology platform. Under certain of these license agreements, our license rights are limited to a certain field of use and/or our licensors have retained certain rights in and outside of our field of use. Under certain of our license agreements and agreements with our research, development or collaboration partners, we are obligated to grant such licensors and partners certain rights in and outside of our field of use under any new technology or intellectual property created as a result of our research, development or collaborations. Such provisions may limit our ability to gain commercial benefit from some of the intellectual property we develop and may lead to disputes with parties with whom we have commercial relationships over rights to certain innovations.

We rely on, among other things, confidentiality and invention assignment agreements to protect our proprietary know-how and other intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. However, we may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see “Risk Factors—Risks Related to our Intellectual Property.”

Key Strategic Relationships

Total Petrochemicals

We are party to an Amended and Restated Joint Development Agreement, dated as of March 26, 2012, with Total Petrochemicals pursuant to which we are collaborating to develop micro-organisms and a syngas fermentation platform to produce propanol from biomass, waste, and/or fossil fuels such as coal and natural gas. Total Petrochemicals, together with IFP Energies Nouvelles & Axens, is developing a new process to dehydrate alcohol into alkenes, including propanol into propylene, which can be linked to our syngas fermentation platform producing propanol. We believe this will result in the commercial-scale deployment of an end-to-end process to competitively produce propylene, allowing us, our joint ventures and licensees to access a large and fast growing market for a key petrochemical intermediate.

Pursuant to the agreement, we and Total Petrochemicals created a “steering committee” consisting of two members from each party which is responsible for the overall project, including evaluating progress under the agreement, resolving any intellectual property matters that arise, managing the preparation of the commercialization of the technology and other major decisions relating to implementing the agreement. The steering committee is allowed to take actions only if all members of the committee agree. The agreement envisions three phases to the development program. In the first phase, which began in early 2011, we are working with Total Petrochemicals to develop a unique micro-organism-based technology that produces propanol, a three-carbon precursor to propylene, from the same range of feedstocks that we have already utilized to produce cellulosic ethanol. Key metrics and timelines have been derived to assess success in this phase. Subject to success in the first phase, the second phase of the program will involve the scale-up of the preferred strains at a demonstration-scale plant, using both biomass-derived syngas and syngas from reformed natural gas. In the final phase, we will work with Total Petrochemicals to develop an engineering package and cost estimate for the process. The engineering package will embed key learnings and operational data from the demonstration-scale facility and provide the foundation for the engineering, construction and operation of a commercial-scale propanol production facility.

The successful conclusion of the collaboration project would result in: (i) joint ownership of the propanol production technology between us and Total Petrochemicals, (ii) us possessing exclusive licensing rights globally for the propanol production technology that is developed, (iii) end-to-end link of this propanol production technology to the proprietary propanol-to-propylene technology under development by Total Petrochemicals and IFP Energies Nouvelles & Axens for commercial deployment purposes, and (iv) preferential access by Total Petrochemicals to the propanol production technology for its own production.

The term of this agreement is 20 years, although it may be terminated early (i) upon our and Total’s mutual agreement, (ii) by either party after the second anniversary of the agreement if the steering committee determines that the technology has not achieved certain criteria and will not achieve such criteria even if the agreement is continued, (iii) by either party if the steering committee decides that a given milestone cannot be achieved within the required time period and will not be achieved even if the agreement is continued, (iv) by either party if no license agreement is signed with a third-party licensee within three years of the technology’s readiness or six years after the date of the agreement, or (v) upon certain other events, including the bankruptcy of one party or the assignment of the agreement by one party without the other party’s prior consent.

Sumitomo Corporation

We are party to a collaboration agreement with Sumitomo Corporation, or Sumitomo, pursuant to which we have agreed to collaborate to develop commercial-scale projects deploying our technology in Australia, Indonesia, Japan, Thailand and other Asian countries. Sumitomo agreed to screen reliable local partners, conduct feasibility studies and establish joint venture entities to develop, own and operate plants. We are in discussions to license our technology platform to one project identified through our collaboration with Sumitomo. This agreement will expire in October 2013, but will automatically extend for additional one-year terms unless one of the parties provides notice of its intention to terminate the relationship.

Flagship Relationships

We have also entered into a number of arrangements with respect to our Flagship facility, as more fully described above under “—Our Commercialization Plan—Flagship.”

Competition

We believe that the primary competitive factors in the alternative fuels market are: cost of production; the scope of qualification of renewable fuels under existing or future regulations, including RFS2; compatibility with existing infrastructure; product performance and other measures of quality; ability to produce meaningful volumes; price; and reliability of supply.

In the near-term, we expect that our cellulosic ethanol will compete with other cellulosic biofuels, advanced biofuels and renewable fuels developed by established enterprises and new companies that seek to produce these renewable fuels to satisfy RFS2 mandates, and that our ethanol produced from natural gas will compete with other non-cellulosic fuels. In the longer term, we believe that our technology platform will compete with technologies currently being developed, or that will be developed in the future, that ferment syngas to ethanol and chemical products, and more broadly with large chemical companies and new companies developing processes for producing alternative fuels and chemicals.

Given the size of the traditional transportation fuels markets and the developing stage of alternative fuels markets, we do not believe that the success of other alternative fuel producers will prevent our cellulosic ethanol from achieving commercial success. However, with the wide range of alternative fuels products under development, we must be successful in the low cost production of our cellulosic ethanol and in reaching potential customers. Our potential competitors include integrated oil companies, independent refiners, large chemical companies and well-established agricultural products companies that are much larger than we are, in many cases have well-developed distribution systems and networks for their products, have historical relationships with the potential customers we are seeking to serve and have sales and marketing programs in place to promote their products.

We have demonstrated the production of ethanol and propanol using our proprietary technology platform. We believe that ethylene and propylene produced by dehydrating this ethanol and propanol will serve as direct substitutes for ethylene and propylene that is currently sold in the market. We believe our technology will be cost competitive in the production of these products. Existing producers of commodity and petrochemicals include large integrated oil companies and large chemical companies. While we expect to compete with these large and established producers, we may also partner or collaborate with one or more of these or other companies.

Environmental and Regulatory Matters

Environmental Permitting

Our operations are subject to a variety of federal, state, local and foreign environmental regulations that govern the discharge of materials into the environment or otherwise relate to environmental protection. Examples of these laws include the federal Clean Air Act, or CAA, and the federal Clean Water Act, or CWA, and analogous state laws that regulate discharges from our facilities into state and federal waters.

The laws, regulations and permitting requirements under the CAA may restrict emissions from facilities similar to ours or require controls or limitations on operations. In the United States, legislative and regulatory initiatives have been implemented or are underway to limit GHG emissions by certain facilities that are large emitters of GHGs. At this time, the actual and projected GHG emissions from our facilities, including our Flagship facility, could meet the applicable thresholds for GHG Prevention of Significant Deterioration and Title V permitting or EPA reporting requirements, but currently qualify for exemptions or exclusions from both. In the case of Prevention of Significant Deterioration and Title V permitting requirements related to GHG emissions, our facilities qualify for a 3-year exemption for emissions from biogenic carbon sources. We are also currently not required to report our emissions under the EPA reporting rule, as emissions from ethanol fermentation are excluded from reporting requirements. While our Flagship facility qualifies for an exemption from GHG Prevention of Significant Deterioration and Title V permitting and reporting requirements, the EPA could decline to renew or extend such exemptions or exclusions such that our facilities might accordingly be required to meet Prevention of Significant Deterioration and Title V permitting, reporting and other requirements after operations begin. Because regulation of GHG emissions is relatively new, further regulatory, legislative and judicial developments are likely to occur.

CWA and analogous state laws impose restrictions regarding the discharge of pollutants into state and federal waters. Further, general permits issued under the federal National Pollutant Discharge Elimination System, or NPDES, program prohibit discharges into surface waters, ground waters, wells and publicly-owned treatment works, or POTWs, except in strict conformance with the permits.

Compliance with existing and new laws and regulations may result in increased capital expenditures, increased operating costs and additional operating restrictions for our business. In addition to the costs expected to be incurred to maintain compliance with these requirements, new or more stringent standards may limit our operating flexibility or require the installation of additional controls at the planned and future facilities.

In 2011, we obtained an initial air operating permit, a Synthetic Minor permit under the CAA, for our Flagship facility that would regulate our air emissions from plant operations, including dust and fugitive emission from wood handling and ethanol storage and process emissions from dryer vents. The air operating permit application has been resubmitted for Phase I to allow for changes in the final design and our decision to construct the Flagship facility in two phases. The permit must be approved prior to the start of construction. In addition, we have obtained permits for wetlands mitigation and process water and storm water discharge. Both air and water permits will require us to conduct periodic testing and report ongoing emissions. In addition, Fagen, Inc., our engineering, procurement and construction contractor, will be obligated to obtain all required permits during the course of the engineering, procurement and construction of Flagship.

Regulatory

In order to be able to realize the material regulatory benefits of our cellulosic ethanol, our Flagship facility must be registered with the EPA, we must be registered as a producer of cellulosic biofuel with the Internal Revenue Service in order to qualify for the Cellulosic Biofuel Tax Credit.

RFS2 Cellulosic Biofuel.  In connection with our registration with the EPA, we will need to demonstrate that we will be using an approved feedstock and generating an approved end product. The woody biomass to ethanol pathway is already defined and approved by the EPA as qualifying for the production of cellulosic ethanol. To date, the EPA has approved several energy crop species, crop residue, slash, pre-commercial thinnings, tree residue, annual cover crops and cellulosic components of separated yard waste, separated food waste, and separated municipal solid waste as qualifying feedstocks.

Cellulosic Biofuel Tax Credit.  Upon the successful registration of our cellulosic ethanol with the EPA and our successful registration with the Internal Revenue Service as a producer of cellulosic biofuel, under current law we would be entitled to the Cellulosic Biofuel Tax Credit of $1.01 per gallon of our cellulosic ethanol that we produce in 2012, unless this deadline is extended.

Employees

As of December 31, 2011, we had 61 full-time employees, including 42 scientists, engineers and technical support personnel. We will be required to hire a significant number of new employees as we build Flagship and future commercial production facilities and expand upon our joint venture and licensing strategies. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we consider our employee relationships to be good.

Facilities

We lease approximately 33,500 square feet of space in Warrenville, Illinois. We use approximately 15,000 square feet for general office purposes and 18,500 for our lab and Horizon pilot plant. The lease expires in November 2015 and we have an option to extend the lease for five years. We lease our Lighthouse facility in Madison, Pennsylvania. That lease ends in March 2012 and we expect to extend it on a month to month basis as needed. We also have a purchase agreement in place for the site of our Flagship facility which covers 150 acres in Boligee, Alabama. We believe that our current facilities are suitable and adequate to meet our needs and that suitable additional space will be available to accommodate the foreseeable expansion of our operations.

Legal Proceedings

On March 24, 2010, Ineos Bio USA, LLC and Ineos Bio Ltd., or, collectively, Ineos Bio, filed a complaint in the 18th Judicial Circuit Court of Illinois against us and one of our former employees, alleging conflicting proprietary rights relating to our intellectual property, including misappropriation of trade secrets. Ineos Bio sought injunctive and monetary relief in an unspecified amount. On March 8, 2011, we filed a state anti-trust claim and an abuse of process claim against Ineos Bio as part of this litigation. Our claim sought to enjoin Ineos Bio from violating Illinois antitrust regulations, as well as punitive damages, attorney’s fees, and treble damages. On January 12, 2012, the parties signed a settlement agreement in which they agreed to dismiss all claims. Pursuant to the settlement, on February 10, 2012, Ineos received from us a $2.5 million cash payment and 2,125,000 shares of Series D preferred stock, after which all the asserted claims were dismissed, and a mutual release of future claims became effective. However, the release does not preclude Ineos from bringing claims against us arising out of conduct occurring after the effective date of the settlement agreement, or from bringing certain claims against us arising out of conduct prior to the effective date of the settlement agreement. In addition, Ineos has the right to receive 2.5% of future ethanol royalties and license fees received by us from third parties who license our technology, subject to a cap with a net present value of $20 million, which will be increased based on future interest rates.

MANAGEMENT

Our directors, executive officers and other key persons and their ages and their positions as of December 31, 2011 are as follows:

Name	Age	Position
Executive Officers:
William J. Roe	58	President, Chief Executive Officer and Director
David J. Blair	57	Chief Financial Officer and Treasurer
Richard L. Troyer	41	Chief Business Officer
Jeffrey E. Burgard	58	Vice President of Engineering and Operations
Dr. Rathin Datta	63	Chief Scientific Officer
James S. Fawley	42	Vice President of Strategic Business Development
Richard E. Tobey	55	Vice President of Research and Development
Non-Employee Directors:
Bradley J. Bell	59	Director
Benoit Charpentier	50	Director
T. Kevin DeNicola	57	Director
Samir Kaul	37	Director
James Kiggen	55	Director
Andrew Perlman	36	Director
William Wiberg	52	Director

Executive Officers

William J. Roe has served as our President and Chief Executive Officer since September 2007 and as a director since November 2007. Prior to joining Coskata, Mr. Roe spent 29 years with Nalco Holding Company, the world’s largest provider of industrial water-treatment chemicals and process additives, where he served as the Chief Operating Officer from June 2001 to June 2007. Previously, Mr. Roe served as President of Nalco’s Asia Pacific Division from December 1998 to June 2001, where he was responsible for Nalco’s operations in China, Japan, Korea, Taiwan, Southeast Asia, India, Australia and New Zealand. Mr. Roe earned an M.S. in Organic Chemistry from the University of Notre Dame and a B.S. in Chemistry from Creighton University.

As the former Chief Operating Officer of Nalco Holding Company, Mr. Roe brings to our board of directors significant expertise in leading a complex organization and forming and executing strategy for a public company. Mr. Roe has also been a key contributor in establishing the overall vision for our technology platform and has direct responsibility for our strategy and operations.

David J. Blair has served as our Chief Financial Officer since April 2008 and Treasurer since December 2008. Prior to joining Coskata, Mr. Blair served as the Chief Financial Officer of Westmoreland Coal Company (NASDAQ: WLB), a leading coal mining and energy company, from April 2005 to March 2008. From 1987 to January 2004, Mr. Blair worked in various capacities for Nalco Holding Company, including as Vice President of Corporate Finance, Treasurer and Acting Chief Financial Officer. Mr. Blair earned a Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant with the Ontario Institute of Chartered Accountants.

Richard L. Troyer joined Coskata in July 2011 as our Chief Business Officer. Prior to joining Coskata, Mr. Troyer was at the Blackstone Group from June 2008 to June 2011, most recently as a Managing Director. At Blackstone, he focused on the biofuels and biochemical sectors and helped launch the firm’s clean technology practice, Blackstone Clean Technology Partners. While there, he was involved in the firm’s investments in Coskata, Rive Technology and other clean technology companies. Before joining Blackstone, Mr. Troyer was a vice president at AllianceBernstein from August 2005 to May 2008, where he was responsible for investments in public and private companies in the clean technology and biotechnology sectors. He was previously a research analyst at Credit Suisse First Boston from July 2002 to July 2005 and Piper Jaffray from January 2000 to June 2002. Mr. Troyer received a B.B.A. in Accounting from Baylor University and an M.B.A. in Finance and Marketing from the Wharton School of the University of Pennsylvania.

Jeffrey E. Burgard has served as our Vice President of Engineering and Operations since August 2008. Prior to joining Coskata, Mr. Burgard spent 27 years at Universal Oil Products LLC, a leading international supplier of process technologies to the petroleum refining, petrochemical and gas processing industries, most recently as a Consultant for Engineering & Equipment, a position he held from June 2005 to December 2007. During his career at Universal Oil Products, Mr. Burgard also held various positions relating to engineering design, project management and administrative management. Mr. Burgard has been awarded eight U.S. patents for innovative process unit designs and improvements. Mr. Burgard earned a B.S. in General Engineering from the University of Illinois and an M.B.A. from the University of Chicago.

Dr. Rathin Datta has served as our Chief Scientific Officer since July 2006. Dr. Datta is a chemical engineer with more than 36 years of experience in developing and commercializing process and product technologies for both established and emerging growth companies. Prior to joining Coskata, Dr. Datta founded Vertec Biosolvents in September 2001, a technology, manufacturing and marketing company dedicated to providing biologically-derived renewable resource alternatives to petroleum-based solvents, and has served as its Technical Consultant and Chairman since September 2001. Dr. Datta has also been an Advisor of Bioengineering to the Energy Systems Division of the Argonne National Laboratory from March 1992 to June 2006. Prior to that, Dr. Datta served as the Vice President of Research for the Michigan Biotechnology Institute from January 1987 to January 1992, where he led the commercial development of lactic acid/polymer technology and the commercial development and successful implementation of a fluidized bed reactor for specific waste treatment technology. He holds more than 20 U.S. patents across bioproducts, separations and bioprocess technologies, and has published more than 40 papers in the areas of bioproducts, fermentation, separation, enzyme catalysis, energy conservation and process economics. Dr. Datta earned a B.S. in Technology from IIT Kanpur in India and a Ph.D. in Chemical Engineering from Princeton University.

James S. Fawley has served as our Vice President of Strategic Business Development since January 2009. Prior to joining Coskata, Mr. Fawley spent 13 years with BP PLC (NYSE: BP), including serving as Vice President of Strategy for Biofuels from September 2007 to September 2008. In that role he helped create BP’s long-term global strategy for biofuels. Prior to that position, Mr. Fawley was Director of Planning and Communications from June 2004 to September 2006, and from 1995 to June 2004, he held positions in various financial and operational roles in the United States and Europe. Mr. Fawley earned a B.A. in Economics from the University of Chicago and an M.B.A. from the University of Michigan.

Richard E. Tobey has served as our Vice President of Research and Development since October 2008 and served as our Vice President of Engineering, Research and Development from February 2007 to September 2008. Prior to joining Coskata, Mr. Tobey spent 28 years with The Dow Chemical Company (NYSE: DOW), where he developed new product lines for its Ion Exchange, Anti-Microbial, Pharmaceutical and Agricultural business units. From August 2001 to January 2007, Mr. Tobey served as Site Manager, Harbor Beach Operations, where he managed the development, scale-up and manufacture of Dow’s insect control agent Spinosad, a naturally occurring insecticide and winner of the 1998 EPA Green Chemistry Award. Prior to that position, Mr. Tobey was involved with the design, engineering, construction and start-up of Dow Chemical’s Harbor Beach $180 million Spinosad fermentation plant. Mr. Tobey earned a B.S. in Chemical Engineering from Michigan Technological University.

Non-Employee Directors

We believe our board of directors should be comprised of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications or skills in the following areas are most important: science, engineering and other technical areas; the energy industry; accounting, finance and capital structure; strategic planning and leadership of complex organizations; legal, regulatory and government affairs; people management; and board and committee practices of other entities. We believe that all of our current board members possess the professional and personal qualifications necessary for board service and have highlighted particularly noteworthy attributes for each board member in the individual biographies below, or above in the case of Mr. Roe.

Bradley J. Bell has served as a director since September 2009. Mr. Bell most recently served as Executive Vice President and Chief Financial Officer of Nalco Holding Company, a position he held from November 2003 to December 2010. From April 1997 to July 2003, Mr. Bell served as Senior Vice President and Chief Financial Officer of Rohm and Haas Company, an international manufacturer of specialty chemicals and now a subsidiary of The Dow Chemical Company. Prior to that, Mr. Bell served as Vice President and Treasurer of both the Whirlpool Corporation (NYSE: WHR), from 1987 to 1997, and the Bundy Corporation, from 1980 to 1987. Mr. Bell is also a director, serves as chairman of the nominating and corporate governance committee and is a member of the compensation committee of IDEX Corporation (NYSE: IEX). Additionally, Mr. Bell is a director, serves as chairman of the compensation committee and is a member of the nominating and corporate governance committee of Compass Minerals International, Inc. (NYSE: CMP). Mr. Bell received a B.S. in finance with high honors from the University of Illinois and an M.B.A. with distinction from Harvard Business School.

Mr. Bell brings to our board of directors his valuable experience in finance and financial reporting, strategic planning and acquisitions and divestitures. In addition, his significant knowledge of capital markets makes him a valuable member of our Board.

Benoit Charpentier has served as a director since April 2010. Mr. Charpentier is employed by energy company Total S.A. and serves as a Senior Vice President, Investments at Total Energy Ventures, S.A., a venture capital affiliate of Total S.A., a position he has held since December 2009. From early 2005 to December 2008, Mr. Charpentier worked in the M&A Department of Finance Division with Total S.A., where he was in charge of a number of acquisitions of exploration and production companies. Previously, he held various positions with Total S.A., including positions relating to development of gas and power projects in South America and Europe. Mr. Charpentier earned an M.B.A. from the French business school École Supérieure des Sciences Economiques et Commerciales (ESSEC).

Mr. Charpentier brings to our board of directors deep knowledge of the energy industry in general and renewable energy in particular, as well as experience with managing and growing development stage companies.

T. Kevin DeNicola has served as a director since December 2009. Mr. DeNicola most recently served as Chief Financial Officer of Kior, Inc. (NASDAQ: KIOR), a biofuels company, from November 2009 to January 2011. Prior to joining Kior, Mr. DeNicola served as Senior Vice President and Chief Financial Officer of KBR, Inc. (NYSE: KBR), a global engineering, construction and services company, from June 2008 until September 2009. From May 2002 to December 2007, he was Senior Vice President and Chief Financial Officer of Lyondell Chemical Company, a global manufacturer of basic chemicals. Mr. DeNicola also serves as a director of Georgia Gulf Corporation (NYSE: GGC) and Comerica Incorporated (NYSE: CMA). Mr. DeNicola earned a Masters degree in Chemical Engineering from the University of Virginia and a Masters of Business Administration from Rice University.

Mr. DeNicola brings to our board of directors significant expertise in the financial issues facing a development stage company, knowledge of the biofuels industry and practical experience as a director of two public companies.

Samir Kaul has served as a director since June 2006. Mr. Kaul is a General Partner of Khosla Ventures, which he founded in January 2006. At Khosla Ventures, Mr. Kaul focuses on investments in renewable energy, clean technologies and life sciences. Previously, Mr. Kaul was a member of Flagship Ventures from June 2002 to

January 2006, where he focused on investing in early-stage biotechnology companies. Additionally, Mr. Kaul has served as a director of Amyris, Inc. (NASDAQ: AMRS), a renewable products company, including serving on its Compensation and Audit Committee, since May 2006 and of Kior, Inc. (NASDAQ: KIOR), a biofuels company, including serving on its Governance and Compensation Committees, since November 2007, and has also served as a director of several private companies. He earned a B.S. in biology from the University of Michigan, an M.S. in biochemistry from the University of Maryland and an M.B.A. from Harvard Business School.

Mr. Kaul brings to our board of directors wide-ranging experience in clean technology companies and insight into the management of startup companies and the building of companies from early stage to commercial-scale.

James Kiggen has served as a director since October 2008. Mr. Kiggen is a Senior Managing Director of The Blackstone Group, which he joined in June 2008. Prior to joining Blackstone, Mr. Kiggen was a Senior Vice President at AllianceBernstein LP from March 2005 to June 2008, where he created and managed a research team focused on emerging sciences and technologies and oversaw all of the firm’s venture investments, including cleantech companies. Previously, Mr. Kiggen was a Managing Director at Donaldson, Lufkin & Jenrette/CSFB from April 1998 to February 2002, where he was Director of Technology Research and an equities analyst responsible for analyzing and valuing private and public technology companies. Mr. Kiggen began his investment career at Wellington Management Co. in 1992 and previous to that spent three years at McKinsey & Co. focusing on emerging technologies. Mr. Kiggen also serves as a director of The Weather Channel and Rive Technology. Mr. Kiggen earned a B.A. from Harvard College and an M.B.A. from Harvard Business School.

Mr. Kiggen brings to our board of directors extensive experience in financing, investing in, growing and managing development stage technology companies. Mr. Kiggen’s deep base of knowledge involving emerging sciences and technologies will also contribute to our board’s overall insight into our business.

Andrew Perlman has served as a director since June 2009. Mr. Perlman serves as the Chief Executive Officer of GreatPoint Energy, which he co-founded in August 2004. Prior to co-founding GreatPoint Energy, Mr. Perlman was a co-founder of Coatue Corporation, a microelectronics company which was purchased by Advanced Micro Devices (NYSE: AMD) in June 2003, and served as its Chief Executive Officer from January 2001 to June 2003. In 1995, Mr. Perlman founded Cignal Global Communications, a developer of voice-over data network communications, and served as its President from 1995 until its sale in 2000. Mr. Perlman is also a director of GreatPoint Ventures, an investment firm focused on early stage commercialization of new technologies.

Mr. Perlman brings to our board of directors significant senior leadership and operational experience, as well as deep knowledge of the energy industry as a co-founder and Chief Executive Officer of GreatPoint Energy.

William Wiberg has served as a director since June 2006. Mr. Wiberg is a General Partner of Advanced Technology Ventures, a position he has held since August 2003. Mr. Wiberg is Advanced Technology Ventures’ lead partner in the clean technology sector. Previously, Mr. Wiberg was a General Partner of Orange Ventures from May 2002 to August 2003 and spent 19 years at Lucent Technologies, including serving as the President of Lucent Technology’s Cellular and PCS Wireless Networks division from 1997 to 2000. Mr. Wiberg is also a director and serves on the compensation committees of Great Point Energy, Inc., Rive Technology, Inc. and Oasys, Inc. Additionally, he has served as a director of several other private companies. Mr. Wiberg earned a B.S. from Cornell University, an M.S. from Stanford University and an M.B.A. from Columbia University.

Mr. Wiberg brings to our board of directors extensive experience as an investor in development stage companies, including the financing and strategic planning required of such companies, and operating experience as the former head of a major division of Lucent Technology.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition

Our board of directors currently consists of eight members. We have determined that Messrs. Bradley J. Bell, T. Kevin DeNicola, Samir Kaul, James Kiggen, Andrew Perlman and William Wiberg are “independent directors” as defined under the rules of The NASDAQ Global Market. All of our current directors were elected or appointed in accordance with the terms of our Amended and Restated Voting Agreement among us and certain of our stockholders. For additional information, see “Certain Relationships and Related Party Transactions—Voting Agreement.” The Amended and Restated Voting Agreement will terminate upon the completion of this offering, and there will be no further contractual obligations regarding the election of our directors. Our current directors will continue to serve as directors until their resignation or until their successors are duly elected by the holders of our common stock.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will eliminate our existing classes of preferred stock, and as a result, subject to any future issuances of preferred stock, holders of our common stock will be entitled to one vote for each share of common stock held by them in the election of our directors. Our amended and restated certificate of incorporation will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. Each director will hold office until the annual meeting of stockholders for the year in which such director’s term expires or until the earlier of his or her death, resignation or removal. Stockholders will elect directors each year at our annual meeting. Upon completion of this offering, our board of directors will consist of eight members.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with each director serving a three-year term, and one class of directors being elected at each year’s annual meeting of stockholders. Messrs. Charpentier, Perlman and Kaul will serve as Class I directors with an initial term expiring in 2013. Messrs. Wiberg, DeNicola and Kiggen will serve as Class II directors with an initial term expiring in 2014. Messrs. Bell and Roe will serve as Class III directors with an initial term expiring in 2015. Any change in the number of directorships resulting from an increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Board Committees

We currently have an audit committee and a compensation committee, and prior to the completion of this offering we will form a nominating and corporate governance committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. We expect to review the composition of our existing committees, and determine the composition of the nominating and corporate governance committee, prior to the completion of this offering. The expected duties and responsibilities of these committees are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities. Copies of the committee charters discussed below, as well as our code of business conduct and ethics, will be available on our corporate website at www.coskata.com upon completion of this offering. The information on our website is not part of this prospectus.

Audit Committee.  Our audit committee is currently comprised of Messrs. Bell and DeNicola, and Mr. Bell is chairman of the committee. We believe that Messrs. Bell and DeNicola will be “independent directors” as defined under the rules of the SEC and The NASDAQ Global Market for purposes of serving on our audit committee. Messrs. Bell and DeNicola meet the requirements for financial literacy under the applicable rules of the SEC and The NASDAQ Global Market, and our board of directors has determined that Mr. Bell is an “audit committee financial expert,” as defined under applicable SEC rules. Prior to the completion of this offering, we will add another independent director to our audit committee.

Our board of directors will adopt a new written charter for our audit committee prior to the completion of this offering. We expect that our audit committee will be responsible for, among other matters: (1) appointing, retaining, terminating, and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered accounting firm’s qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving certain related person transactions.

Compensation Committee.  Our compensation committee is currently comprised of Messrs. Kaul and Kiggen. We believe that Messrs. Kaul and Kiggen will be “independent directors” as defined under the rules of The NASDAQ Global Market. Prior to the completion of this offering, we will add another independent director to our compensation committee and appoint Mr. Kiggen as chairman of the committee. Our board of directors will adopt a new written charter for our compensation committee prior to the completion of this offering. We expect that our compensation committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee is comprised of James Kiggen, Samir Kaul and Bradley J. Bell, and Samir Kaul will serve as chairman of the committee. Our board of directors will adopt a new written charter for our nominating and corporate governance committee prior to the completion of this offering. We expect that our nominating and corporate governance committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us, (5) reviewing and monitoring compliance with our code of ethics and our insider trading policy and (6) reviewing and approving certain related party transactions.

Risk Oversight

Our board of directors oversees the risk management activities designed and implemented by our management. Our board executes its oversight responsibility for risk management both directly and through its committees. The full board considers specific risk topics, including risk-related issues pertaining to laws and regulations and risks associated with our strategic plan, business operations and capital structure. In addition, our board of directors receives detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our audit committee is specifically tasked with overseeing our compliance with legal and regulatory requirements, including monitoring our risk assessment and risk management activities with management and receiving information on material legal and financial affairs. Our audit committee receives periodic reports regarding our risk assessment activities and discusses specific risk areas with our senior management throughout the year. The other board committees oversee risks associated with their respective areas of responsibility. For example, our compensation committee assesses risks relating to our compensation policies and practices.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the compensation arrangements we have with our executive officers set forth in the table below, who we refer to collectively as our named executive officers or NEOs. This section discusses our compensation arrangements with our named executive officers for the year ended December 31, 2011, or fiscal year 2011, as well as certain recent changes to such compensation arrangements. We refer to the fiscal year ended December 31, 2011 as “fiscal year 2011.”

Our named executive officers during fiscal year 2011 were:

Name	Title
William J. Roe	President and Chief Executive Officer
David J. Blair	Chief Financial Officer and Treasurer
Richard E. Tobey	Vice President, Research and Development
Jeffrey E. Burgard	Vice President, Engineering and Operations
Richard L. Troyer	Chief Business Officer

Historical Compensation Decisions

Our compensation approach is tied to our stage of development. Prior to this offering, we were a privately-held company. As a result, we have not been subject to any stock exchange listing or SEC rules related to corporate governance matters.

Following the completion of this offering, our compensation committee will review and approve the compensation of our NEOs and oversee and administer our executive compensation programs and initiatives. For more information on our compensation committee’s current and future role in compensation decisions, see “—Compensation Committee Review of Compensation.” Our compensation committee currently consists of Messrs. Samir Kaul and James Kiggen. In connection with this offering, our compensation committee is undertaking a substantial review of our existing compensation programs, objectives and philosophy to determine whether such programs, objectives and philosophy are appropriate after we have become a public company. We expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve as we transition from a private company to a public company.

Executive Compensation Objectives and Philosophy

The key objectives of our executive compensation programs are:

•	to attract, motivate, reward and retain superior executive officers with the skills necessary to successfully lead and manage our business;

•	to achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives; and

•	to align the interests of our executive officers and our equity holders through short- and long-term incentive compensation programs.

For our NEOs, these short- and long-term incentives have historically been a significant portion of their compensation and have consisted of cash incentive compensation contingent upon the achievement of financial and operational performance metrics, and stock and stock option grants. We expect to continue to provide our NEOs with a significant portion of their compensation in this manner. These two elements of executive compensation provide a financial correlation between our financial and operational results and the total compensation of our NEOs, and are aligned with the interests of our stockholders because the amount of compensation ultimately received will vary with our financial and operational performance. Equity compensation derives its value from our equity value, which is likely to fluctuate based on our financial and operational performance. Payment of cash incentives is dependent on our achievement of pre-determined financial, operational and strategic objectives, as well as individualized goals.

We seek to apply a consistent philosophy to compensation for all executive officers. Our compensation philosophy is based on the following core principles.

To pay for performance.  Individuals in leadership roles, particularly our NEOs, are compensated based on a combination of company and individual performance factors. Company performance is evaluated primarily on the degree to which pre-established financial, operational and strategic objectives are met. Individual performance is evaluated based upon the level of achievement relative to specific individual annual goals which most often fall into the following categories:

•	individual contribution to attaining specific financial, operational and strategic objectives;

•	building and developing individual skills and a strong leadership team; and

•	developing an effective infrastructure to support profitable business growth.

To pay competitively.  We are committed to providing a total compensation program designed to retain our executives and attract superior leaders to our company. We have established compensation levels that we believe are competitive based on our compensation committee’s experience with pay practices and compensation levels for companies such as ours, as more fully explained below in “—Compensation Committee Review of Compensation.”

To pay equitably.  We believe that it is important to apply generally consistent guidelines for all executive officer compensation programs. In order to deliver equitable pay levels, our compensation committee considers each executive officer’s depth and scope of accountability, complexity of responsibility, qualifications and executive performance, both individually and collectively as a team.

Compensation Committee Review of Compensation

We expect that following this offering, our compensation committee will continue to review our compensation program for NEOs on an annual basis and at the time of a promotion or other change in level of responsibility, as well as when competitive circumstances or business needs may require. We used various competitive comparison data in the past to assist us with determining compensation levels for our NEOs. Recently, we have utilized Payscale, Inc. to assemble comparison data for executive positions of other companies with similar revenue and in related industries, such as biotechnology, chemicals, manufacturing and pharmaceuticals. These databases have included summaries of base salary and annual cash incentive programs. Following this offering, we expect that our compensation committee will construct an appropriate peer group for compensation comparison purposes.

In the past, our Chief Executive Officer has consulted with our compensation committee with respect to compensation for executives other than himself, and we anticipate that he will continue to do so. We expect that our compensation committee will recommend compensation packages that are consistent with our compensation philosophy and competitive with other organizations similar to ours. Our compensation committee will ultimately make a recommendation to our board of directors, which our board will consider and approve, if appropriate.

We expect that our compensation committee will consider input from our Chief Executive Officer and Chief Financial Officer when setting financial, operational and strategic objectives for our incentive plans and will likely give significant weight to our Chief Executive Officer’s judgment when assessing the performance of our other NEOs.

Risk Management

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on our business, financial condition or results of operations. Our compensation programs and policies mitigate risk by combining performance-based and long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, as well as the multi-year vesting schedules for equity awards, encourages employees to maintain both a short- and long-term view with respect to our performance.

Elements of Compensation

As discussed in this Compensation Discussion and Analysis, the compensation policies applicable to our NEOs are reflective of our pay-for-performance philosophy whereby a significant portion of both cash and equity compensation is contingent upon achievement of measurable financial objectives and enhanced equity value, as opposed to current cash compensation and perquisites not directly linked to objective financial performance. This compensation mix is consistent with our performance-based philosophy that the role of executive officers is to enhance the value of our equity over the long term.

The elements of our compensation program are:

•	base salary;

•	performance-based short-term cash incentives, administered as an annual bonus; and

•	long-term equity incentives, which consisted of stock options and stock as of December 31, 2011.

Typically, our compensation committee has, and following this offering we expect our compensation committee will, seek to evaluate and set each of these elements of compensation annually. Taking a comprehensive view of all compensation components allows us also to make compensation determinations that will reflect the principles of our compensation philosophy and related guidelines with respect to allocation of compensation among certain of these elements and total compensation. We strive to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, we do not apply any rigid allocation formula in setting our executive compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances, the individuals involved and their responsibilities and performance.

Base salary.  We provide a base salary to our executive officers to compensate them for their services during the year and to provide them with a stable source of income. The base salaries for our NEOs in fiscal year 2011 were recommended by our compensation committee and approved by our board of directors, based on several factors, including:

•	then-current salary;

•	a discretionary and subjective review of the individual’s performance, results, qualifications and tenure;

•	such executive’s job responsibilities;

•	pay mix (base salary, annual cash incentives, equity incentives, and other benefits);

•	compensation practices in our industry; and

•

information we gathered from sources such as Payscale, Inc. and CompStudy, which is an annual survey of compensation for executives at private life sciences and technology companies conducted by J. Robert Scott in collaboration with academics at Harvard Business School.

The annual base salaries in effect for each of our NEOs as of December 31, 2011 were as follows:

Name	2011 Annual Salary
William J. Roe	$275,000
David J. Blair	$252,150
Richard E. Tobey	$255,000
Jeffrey E. Burgard	$249,306
Richard L. Troyer	$260,000

The salaries set forth above became effective January 1, 2011, except the salary for Mr. Troyer, who joined us in July 2011. In setting base salaries for fiscal year 2012, our board of directors considered the factors described above for each of our NEOs and elected to maintain these salaries as described in the above table until further notice.

In the future, we expect that salaries for executive officers will be reviewed annually, as well as at the time of a promotion or other change in level of responsibilities, or when competitive circumstances or business needs may require.

Performance-based Cash Incentives—Management Bonus Plan.  We typically pay annual performance-based cash bonuses in order to align the compensation of our NEOs with our short-term operating and other performance goals and to provide near-term incentives for our NEOs to meet these goals. The target percentage is 25% of base salary for all NEOs (except Mr. Roe, whose target is $75,000) but the actual bonus may range from 0% to 200% of this bonus target. While annual bonuses are typically paid in cash, for fiscal year 2011, our compensation committee opted to offer our NEOs either stock options or common stock in lieu of cash payments.

The annual bonus process has been driven by performance objectives that were largely qualitative and were assessed as part of the annual performance review. In general, the bonus incentive structure was intended to incentivize our NEOs to achieve financial, operational and strategic objectives in fiscal year 2011.

Set forth below were our corporate objectives for fiscal year 2011 under the 2011 Management Bonus Plan:

•	complete production runs at Lighthouse on target feedstock materials, biological strains and process upgrades;

•	finalize the “propanol-to-propylene” Joint Development Agreement with Total Petrochemicals and continue with C3 strain development;

•	finalize the conditional commitment terms with the USDA on a loan guarantee for our Flagship facility and finalize details on debt placement;

•	initiate and complete a Series D convertible preferred stock financing;

•	establish and implement a course for raising project equity for Flagship;

•	initiate partnership opportunities for commercial activity in Asia, specifically in China and Japan;

•	continue to expand our intellectual property portfolio with additional patent applications on microbial species, process improvements and process equipment innovations; and

•	continue to maintain a culture of “fiscal frugality” in all functional areas.

Individual goals were established early in 2011 for all company employees, including the NEOs, and were aligned accordingly with the above corporate goals. The following summarizes the individual goals of our NEOs:

William J. Roe, President and Chief Executive Officer:

•	ensure execution and delivery of the 2011 corporate goals;

•	take a leading role in completing the Series D equity round while developing the strategy for raising the equity for our first commercial project; and

•	continue to develop the senior management team.

David J. Blair, Chief Financial Officer and Treasurer:

•	build out staffing in the accounting and finance department in anticipation of an initial public offering;

•	assist with the execution and close of the Series D equity round; and

•

serve as the primary interface with the proposed lender of record for the debt financing to partially fund construction of Flagship, including a project loan guarantee under the USDA 9003 Biorefinery Assistance Program.

Richard E. Tobey, Vice President, Research and Development:

•	provide necessary technical support during operating campaigns at our Lighthouse facility and ensure that key technical milestones are met;

•	oversee the delivery of the eleven identified projects that must be completed to provide inputs into the Phase II design of our Flagship facility;

•	supervise ongoing strain development for both ethanol-producing strains as well as higher alcohol strains; and

•	provide leadership as a member of the steering committee for the Joint Development Agreement with Total Petrochemicals.

Jeffrey E. Burgard, Vice President, Engineering and Operations:

•	continue to be responsible for the safe operation of the Lighthouse demonstration plant and the completion of the operating campaigns slated for 2011;

•	finalize equipment selection and continue to advance the preliminary design for Phase I of Flagship; and

•	from the operating experience at our Lighthouse facility, capture additional innovations and file additional patent applications on process or design innovations.

Richard L. Troyer, Chief Business Officer (joined Coskata in July 2011):

•	participate in the drafting of the registration statement;

•	assume the role of point person with underwriters and advisors as we prepare for our initial public offering;

•	guide discussions and negotiations in key partnerships, including technology partnerships and project feedstock and off-take partnerships; and

•	direct business development activities and develop high level relationships with potential licensees.

On December 13, 2011, based on our compensation committee’s determination as to the extent the corporate and individual goals were achieved or surpassed, our compensation committee recommended, and our board of directors authorized, grants of fully vested stock options or stock to our NEOs under the Management Bonus Plan in lieu of cash payments. The decision to offer options or stock in lieu of cash payments was based on the committee’s and our board’s desire to conserve our cash position. In all cases, the cash bonus that would have otherwise been paid was used as the basis for the stock option or stock grant and was converted to a number of common shares at $5.56 per share, and the resulting number was then increased by 25% to reflect that the awards were being settled in stock or options rather than cash. Our board increased the stock and option grants by 25% as additional consideration to our NEOs for accepting equity awards in lieu of cash payments. The awards were granted at $5.56 per share, the grant date fair value of our common stock as determined by our board of directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Common Stock Valuation” for information on the valuation of our common stock. Mr. Roe opted to take the bonus value as common stock; all other NEOs elected to receive the bonus value as stock options. The following table shows each NEO’s target cash bonus and actual cash bonus earned for fiscal year 2011, the number of shares of common stock or shares of common stock underlying options granted in lieu of a cash payment and the actual bonus as a percentage of base salary.

Name	Cash Target Bonus	Actual Cash Bonus Earned	Bonus Earned as a Percentage of Base Salary	Shares Awarded at 125% of Equivalent Shares (1)	Value of Awarded Shares at $5.56/sh	Grant Date Fair Value of Stock and Option Awards (2)
William J. Roe	$75,000	$75,616	27.5%	17,000	$94,520	$94,520
David J. Blair	63,038	69,389	27.5	15,600	86,736	65,311
Richard E. Tobey	63,750	76,506	30.0	17,200	95,632	72,010
Jeffrey E. Burgard	62,327	62,272	25.0	14,000	77,840	58,612
Richard L. Troyer (3)	31,146	27,133	21.8	6,100	33,916	25,538

(1)	The number of stock or option awards granted was increased by 25% to reflect that the bonuses were settled in stock or options rather than in cash.
(2)	Represents the aggregate grant date fair value of each equity award as computed under FASB Accounting Standards Codification, or ASC, Topic 718. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and Note 5 of our financial statements for additional information, including valuation assumptions used in calculating the fair value of the award.
(3)	Mr. Troyer’s bonus was pro-rated for the period he was with our company since joining in July 2011.

In determining and approving the bonus amounts and payments, our compensation committee concluded that the performance of our NEOs during the year exceeded target objectives and overall company performance was largely on target, and therefore the bonus pool for the company was sized at target level. With respect to individual objectives, our compensation committee considered each NEO’s performance compared to the goals set forth above and agreed on the individual payout percentage for each NEO with respect to attainment of those goals. For each NEO other than Mr. Roe, our compensation committee consulted with Mr. Roe regarding the individual performance of such executive as compared to their individual performance goals.

Equity Incentives.  All of our NEOs have received stock option grants under our 2006 Option Plan that vest over time or upon the occurrence of certain events. To date, we have used grants of stock options as our primary form of equity compensation because options are an effective means to align the long-term interests of our executive officers with those of our stockholders, while also rewarding our NEOs for performance. The value of an option is at risk for the NEO and is entirely dependent on the value of a share of our stock. The value of our stock is dependent in many ways on management’s success in achieving our goals. If the price of our common stock drops for any reason over the vesting period of the option, the value of the option to the executive will drop and could ultimately become worthless. In determining the number and type of stock options to be granted to executives, we take into account the executive’s position, scope of responsibility, ability to affect profits and stockholder value, the executive’s historical and recent performance and the value of each stock option in relation to other elements of the executive’s total compensation. Our board of directors generally initially authorizes grants in connection with the hiring of a new executive, and reserves the right to authorize additional grants at later dates.

We may in the future grant other forms of equity incentives to ensure that our executives are focused on long-term value creation. We expect that our compensation committee will periodically review the equity awards previously awarded to management, the performance of our business and the performance of our stock and, following this offering, make additional grants. We also expect that our compensation committee will require our NEOs to maintain and hold equity in our company following this offering. However, no formal requirements have yet been established.

Stock options granted to employees to date under the 2006 Option Plan have an exercise price equal to or greater than the fair market value of our common stock on the date of grant, generally vest over a four or five year period from the date of the grant, and expire ten years after the date of grant, unless earlier terminated in accordance with the 2006 Option Plan or applicable award agreements. Specifically, grants that have been made pursuant to the 2006 Option Plan are generally subject to the following vesting schedule: 1/5th of the stock options vest upon the first anniversary of the grant date with the remaining options vesting monthly on a pro rata basis over a four-year period following the first anniversary of the grant date.

Other than stock and options awarded to our NEOs in lieu of a cash bonus as discussed above under “—Performance-based Cash Incentives-Management Bonus Plan,” and except for the stock options granted to Mr. Troyer upon his joining Coskata, we did not grant any stock, options or other equity awards to our NEOs during 2011.

Other Executive Benefits

We provide the following benefits to our named executive officers on the same basis as other eligible employees:

•	health and dental insurance;

•	vacation, sick days and personal days;

•	life insurance and supplemental life insurance;

•	long-term disability insurance;

•	a 401(k) plan (to which we do not make matching contributions); and

•	health savings accounts.

We believe these benefits are generally consistent with benefits offered by companies with which we compete for employees and executives.

Accounting and Tax Considerations

In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the Code. Section 162(m) generally limits the deductibility of compensation paid to each of our NEOs to $1.0 million during any fiscal year unless such compensation is “performance-based” under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earlier of (1) the expiration of the plan or agreement; (2) a material modification of the plan or agreement; (3) the issuance of all employer stock and other compensation that has been allocated under our existing plans; or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the initial public offering (the “Transition Date”). After the Transition Date, rights or awards granted under the plan will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

Our compensation program is intended to maximize the deductibility of the compensation paid to our NEOs to the extent that we determine it is in our best interests. Consequently, we may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans. Following this offering, our compensation committee will determine whether and how to structure our compensation program so as to preserve the related federal income tax deductions.

Many other Code provisions, SEC regulations and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective and in full compliance with these requirements.

Summary Compensation Table

The following table summarizes the compensation earned by each of our NEOs during fiscal years 2010 and 2011.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
William J. Roe President and Chief Executive Officer	2011	$275,000	$94,520	$-	$-	$11,201	$380,721
	2010	275,000	-	-	-	9,663	284,663
David J. Blair Chief Financial Officer and Treasurer	2011	252,150	-	65,311	-	15,190	332,651
	2010	246,000	-	108,170	70,725	13,906	438,801
Richard E. Tobey Vice President, Research and Development	2011	255,000	-	72,010	-	15,194	342,204
	2010	250,000	-	388,357	71,875	13,943	724,175
Jeffrey E. Burgard Vice President, Engineering and Operations	2011	249,306	-	58,612	-	11,151	319,069
	2010	243,225	-	146,186	54,726	9,628	453,765
Richard L. Troyer(4) Chief Business Officer	2011	124,583	-	1,767,058	-	23,265	1,914,906
	2010	-	-	-	-	-	-

(1)	The amounts shown under “Stock Awards” and “Option Awards” in the above table reflect the grant date fair value of these awards calculated in accordance with FASB Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and Note 5 of our financial statements for additional information, including valuation assumptions used in calculating the fair value of the award.
(2)	Reflects amounts earned in 2010 but paid in February 2011.

(3)	The following table details “All Other Compensation” paid to each of our NEOs during fiscal years 2010 and 2011:

Name	Year	Health Benefits	Relocation Reimbursement	Other(a)	Total
William J. Roe	2011	$9,252	$-	$1,949	$11,201
	2010	7,956	-	1,707	9,663
David J. Blair	2011	13,285	-	1,905	15,190
	2010	12,260	-	1,646	13,906
Richard E. Tobey	2011	13,285	-	1,909	15,194
	2010	12,260	-	1,683	13,943
Jeffrey E. Burgard	2011	9,252	-	1,899	11,151
	2010	7,956	-	1,672	9,628
Richard L. Troyer	2011	2,306	20,000	959	23,265
	2010	-	-	-	-

(a)	Represents the company paid portion of the disability and life insurance programs provided to each NEO.

(4)	Mr. Troyer joined us in July 2011.

Grants of Plan-Based Awards in Fiscal Year 2011

The following table provides information concerning each grant of an award made to our NEOs under any plan during our fiscal year ended December 31, 2011.

	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (2)
Name			Target ($)	Maximum ($)
William J. Roe	12/13/2011	(3)			17,000	-	$-	$94,520
	-		$75,000	$150,000
David J. Blair	12/13/2011	(4)			-	15,600	5.56	65,311
	-		63,038	126,076
Richard E. Tobey	12/13/2011	(4)			-	17,200	5.56	72,010
	-		63,750	127,500
Jeffrey E. Burgard	12/13/2011	(4)			-	14,000	5.56	58,612
	-		62,327	124,654
Richard L. Troyer	12/13/2011	(4)			-	6,100	5.56	25,538
	12/13/2011	(5)			-	400,000	5.56	1,741,520
	-		31,146	62,292

(1)	We do not generally provide for “thresholds” as part of our management bonus plan.
(2)	Represents the aggregate grant date fair value of each individual equity award (on a grant-by-grant basis) as computed under FASB ASC Topic 718. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.” and Note 5 of our financial statements for additional information, including valuation assumptions used in calculating the fair value of the award.
(3)	Reflects stock awarded in lieu of a cash bonus for fiscal year 2011.
(4)	Reflects options awarded in lieu of a cash bonus for fiscal year 2011. The options were 100% vested on the grant date.
(5)	Reflects options awarded to Mr. Troyer as a long-term incentive in connection with his hiring. For information on the vesting terms, see note (5) to the table under “—Outstanding Equity Awards at Fiscal Year End.”

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards held as of December 31, 2011 by our NEOs. All of the outstanding equity awards were issued under our 2006 Option Plan. For further information regarding the 2006 Option Plan, see “—Amended and Restated 2006 Stock Option Plan.”

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
William J. Roe(1)	11/1/2007	918,000	162,000	$0.23	11/1/2017
	12/11/2008	720,000	-	1.92	12/11/2018
David J. Blair(2)	10/24/2008	242,000	88,000	1.22	10/24/2018
	1/19/2010	31,000	-	1.93	1/19/2020
	1/19/2010	15,331	24,669	1.93	1/19/2020
	12/13/2011	15,600	-	5.56	12/13/2021
Richard E. Tobey(3)	2/27/2007	450,000	-	0.10	2/27/2017
	1/19/2010	50,000	-	1.93	1/19/2020
	1/19/2010	76,663	123,337	1.93	1/19/2020
	12/13/2011	17,200	-	5.56	12/13/2021
Jeffrey E. Burgard(4)	8/27/2008	183,324	91,676	1.22	8/27/2018
	1/19/2010	30,000	-	1.93	1/19/2020
	1/19/2010	24,913	40,087	1.93	1/19/2020
	12/13/2011	14,000	-	5.56	12/13/2021
Richard L. Troyer(5)	12/13/2011	100,000	300,000	5.56	12/13/2021
	12/13/2011	6,100	-	5.56	12/13/2021

(1)	The options granted to Mr. Roe on November 1, 2007 are subject to the following vesting schedule: 20% of the options vested on the first anniversary of the vest start date (September 17, 2007), and 1/48th of the remaining options vested (or will vest) at the end of each month subsequent to the first anniversary of the vest start date, until the fifth anniversary of the vest start date. All of the options granted to Mr. Roe on December 11, 2008 vested immediately on the grant date.
(2)	The options granted to Mr. Blair on October 24, 2008 are subject to the following vesting schedule: 20% of the options vested on the first anniversary of the vest start date (April 21, 2008), and 1/48th of the remaining options vested (or will vest) at the end of each month subsequent to the first anniversary of the vest start date, until the fifth anniversary of the vest start date. The 40,000 options granted to Mr. Blair on January 19, 2010 vest according to the same schedule and the vest start date was January 19, 2011. The 31,000 options granted to Mr. Blair on January 19, 2010 were granted in lieu of a cash bonus for performance in 2009 and vested immediately on the grant date. The 15,600 options granted to Mr. Blair on December 13, 2011 were granted in lieu of a cash bonus for performance in 2011 and vested immediately on the grant date.
(3)	The options granted to Mr. Tobey on February 27, 2007 are subject to the following vesting schedule: 10% vested immediately on the grant date, 15% of the options vested on the first anniversary of the vest start date (February 1, 2007), and 1/36th of the remaining options vested (or will vest) at the end of each month subsequent to the first anniversary date of the vest start date, until the fourth anniversary date. The 200,000 options granted to Mr. Tobey on January 19, 2010 are subject to the following vesting schedule: 20% of the options vested on the first anniversary of the grant date, and 1/48th of the remaining options vested (or will vest) at the end of each month subsequent to the first anniversary of the grant date, until the fifth anniversary of the grant date. The 50,000 options granted to Mr. Tobey on January 19, 2010 were granted in lieu of a cash bonus for performance in 2009 and vested immediately. The 17,200 options granted to Mr. Tobey on December 13, 2011 were granted in lieu of a cash bonus for performance in 2011 and vested immediately on the grant date.
(4)	The options granted to Mr. Burgard on August 27, 2008 are subject to the following vesting schedule: 20% of the options vested on the first anniversary of the vest start date (August 4, 2008), and 1/48th of the remaining options vested (or will vest) at the end of each month subsequent to the first anniversary of the vest start date, until the fifth anniversary of the vest start date. The 65,000 options granted to Mr. Burgard on January 19, 2010 vest according to the same schedule and the vest start date was January 19, 2011. The 30,000 options granted to Mr. Burgard on January 19, 2010 were granted in lieu of a cash bonus for performance in 2009 and vested immediately on the grant date. The 14,000 options granted to Mr. Burgard on December 13, 2011 were granted in lieu of a cash bonus for performance in 2011 and vested immediately on the grant date.
(5)	The 400,000 options granted to Mr. Troyer on December 13, 2011 are subject to the following vesting schedule: 25% of the options vested immediately on the grant date, 25% of the options vest upon the Company’s successful completion of an initial public offering, and 1/48th of the remaining options vest at the end of each month subsequent to the first anniversary date of the vest start date (July 11, 2011) until the fifth anniversary of the vest start date. The 6,100 options granted to Mr. Troyer on December 13, 2011 were granted in lieu of a cash bonus for performance in 2011 and vested immediately on the grant date.

Option Exercises and Stock Vested During Fiscal Year 2011

None of our named executive officers exercised stock options during 2011. Mr. Roe received 17,000 shares of common stock on December 13, 2011 in lieu of a cash bonus for performance during 2011.

401(k) Retirement Plan and Pension Benefits

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. Contributions to the 401(k) retirement plan are not taxable to employees until withdrawn from the plan. Each participant may elect to contribute a portion of his or her pre-tax compensation to the plan, up to the statutory maximum that was $16,500 for each of 2010 and 2011 and is $17,000 for 2012.

Aside from our 401(k) plan, we do not maintain any pension plan or arrangement under which our named executive officers are entitled to participate or receive post-retirement benefits.

Non-Qualified Deferred Compensation

We did not maintain any nonqualified deferred compensation plans or arrangements during fiscal year 2011.

Employment Arrangements with Named Executive Officers

Each of our NEOs received an offer letter in connection with the commencement of his employment with us. In addition, as a condition to employment, each of our NEOs (as well as each other employee) has entered into a confidentiality and inventions assignment agreement, under which such NEO has agreed not to compete with us or engage in any other professional employment or consulting during his employment, to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his employment.

Except as discussed below, the terms of employment under the offer letters with our NEOs are substantially the same. Each offer letter provides, among other things:

•	that employment is “at will” and may be terminated at any time for any reason (provided that Mr. Roe must provide 30 days prior written notice of his intention to resign);

•

a compensation package that includes an annual base salary, the opportunity for an annual performance bonus upon achieving agreed upon milestones and eligibility to participate in our 401(k) plan and medical, dental, vision, disability and other benefit plans offered to employees generally;

•	vacation days ranging from three to five weeks annually (which vacation days accrue and are payable upon termination of employment);

•	severance in certain circumstances, as discussed in greater detail below; and

•	an initial stock option grant, as discussed in greater detail below.

The offer letter for Mr. Roe provided that in the event of a “change of control,” if Mr. Roe’s employment is terminated without “cause” within 6 months thereafter, then 50% of his unvested options outstanding as of the date of termination shall accelerate and become immediately exercisable. However, in November 2010 our board of directors approved an amendment to those terms such that 100% of Mr. Roe’s unvested options shall accelerate and become exercisable upon a change of control. “Change of control” is defined as a (i) a merger, consolidation or other acquisition pursuant to which more than 50% of the voting power of all equity of our company would be transferred, (ii) a sale of all or substantially all of our assets, or (iii) any other transaction or series of transactions in which our stockholders immediately prior to such transaction(s) own immediately after such transaction(s) less than 50% of the voting equity securities of the surviving corporation or its parent. “Cause” is defined as (a) failure or refusal to comply with lawful policies, standards or regulations of our company, (b) violation of federal or state law or regulation applicable to our business, (c) conviction or plea of no contest to a felony, (d) fraud or misappropriation of property belonging to us, (e) non-performance, non-compliance or interference with the other party’s performance of the terms of any confidentiality, invention assignment or proprietary information agreement with us or any former employer, (f) failure to satisfactorily perform assigned duties after having received notice thereof and failed to cure within 30 days, or (g) misconduct or gross negligence in connection with performance of assigned duties.

The offer letter for each of Messrs. Blair, Tobey and Burgard provides that in the event such officer’s employment is terminated upon death, disability or without “just cause,” he will receive, in the case of Messrs. Blair and Burgard, two months of base salary from the date of termination and the right to options that have vested prior to the end of such two month period, and, in the case of Mr. Tobey, six months of base salary from the date of termination, COBRA benefits for 30 days at our expense and the right to options that have vested prior to his termination date. If their employment is terminated for “just cause,” they will not be entitled to any severance payment. “Just cause” is defined in the offer letters as (i) failure or refusal to perform the duties and responsibilities requested by senior management or our board of directors, (ii) failure to observe material company policies, (iii) negligence or willful misconduct in the performance of duties or (iv) the commission of any act of fraud or embezzlement against us or the commission of any felony or act involving moral turpitude.

Pursuant to their respective offer letters as authorized by our board of directors, in connection with each executive’s hiring: (i) Mr. Roe was granted an option to purchase 1,080,000 shares of common stock; (ii) Mr. Blair was granted an option to purchase 330,000 shares of common stock; (iii) Mr. Tobey was granted an option to purchase 450,000 shares of common stock; (iv) Mr. Burgard was granted an option to purchase 275,000 shares of common stock; and (v) Mr. Troyer was granted an option to purchase 400,000 shares of common stock.

Potential Benefits upon Termination and Change of Control

The following table summarizes the terms of the agreements with our NEOs with respect to severance and any other payments upon termination or change of control, in each case assuming that such agreements were in place as of December 31, 2011 and that such termination or change of control occurred on December 31, 2011 with respect to base salaries in effect at December 31, 2011.

Name	Benefit	Termination Without Cause	Death and Disability	Change of Control(6)
William J. Roe	Base salary continuation	$-	$-	$-
	Bonus(1)	75,000	75,000	-
	Other payments	-	-	-
	Treatment of unvested stock awards(2)	-	-	28,454

	Total	$75,000	$75,000	$28,454

David J. Blair	Base salary continuation(3)	$42,025	$42,025	$-
	Bonus(1)	63,038	63,038	-
	Other payments	-	-	-
	Treatment of unvested stock awards(3)	12,476	12,476	-

	Total	$117,539	$117,539	$-

Richard E. Tobey	Base salary continuation(4)	$127,500	$127,500	$-
	Bonus(1)	63,750	63,750	-
	Other payments(4)	1,092	1,092	-
	Treatment of unvested stock award	-	-	-

	Total	$192,342	$192,342	$-

Jeffrey E. Burgard	Base salary continuation(5)	$41,551	$41,551	$-
	Bonus(1)	62,327	62,327	-
	Other payments	-	-	-
	Treatment of unvested stock awards	-	-	-

	Total	$103,878	$103,878	$-

Richard L. Troyer	Base salary continuation	$-	$-	$-
	Bonus	-	-	-
	Other payments	-	-	-
	Treatment of unvested stock awards	-	-	-

	Total	$-	$-	$-

(1)	In management’s discretion, we may pay a bonus to an employee, including our NEOs, who is terminated without cause (and not for reasons of poor performance), calculated on the basis of an “at-target” award, but pro-rated based on the duration of employment in the year of the termination. The amounts set forth in the table assume that each of our NEOs would have been paid his at-target bonus.
(2)	In the event of a change of control, all of Mr. Roe’s unvested options immediately vest.
(3)	In the event of termination upon death, disability or without cause, employee is entitled to 2 months base salary plus 2 months option vesting as severance.
(4)	In the event of termination upon death, disability or without cause, employee is entitled to 6 months base salary as severance, plus 30 days of COBRA coverage.
(5)	In the event of termination upon death, disability or without cause, employee is entitled to 2 months base salary as severance.
(6)	In the event of a change of control, the 2006 Option Plan provides for the accelerated vesting of outstanding options and stock purchase rights if the surviving or acquiring entity does not assume such outstanding stock awards or substitute similar stock awards for those outstanding under the 2006 Option Plan. The table assumes the outstanding stock awards under the 2006 Option Plan are assumed by the surviving or acquiring entity or that similar stock awards are substituted.

Amended and Restated 2006 Stock Option Plan

The 2006 Option Plan allows for the grant of stock options (both incentive and non-qualified) and stock purchase rights to our employees, officers, directors and consultants. The purpose of the 2006 Option Plan is to provide incentives that will attract and retain the best available personnel for positions of substantial responsibility and to promote the success of our business. The following is a summary of the material terms of the 2006 Option Plan, but does not include all of the provisions of the 2006 Option Plan. For further information, we refer you to the complete copy of the 2006 Option Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part. We intend to adopt a new equity incentive plan in connection with this offering, and upon the adoption of such plan, we expect that no further grants will be made under our 2006 Option Plan, provided that grants outstanding under the 2006 Option Plan will continue to be governed by such plan.

Administration

The 2006 Option Plan is currently administered by our board of directors, but our board may delegate administration to a committee of our board. Upon our initial public offering, however, the 2006 Option Plan requires that the plan be administered by a committee comprised of independent directors, each of whom is an “outside director” within the meaning of Section 162(m) of the Code and a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our board or committee, as applicable, has full authority to administer and interpret the 2006 Option Plan, to grant awards under the 2006 Option Plan, to determine the persons to whom awards will be granted, to determine the terms and conditions of each award, including the fair market value of our common stock on the date of grant, to determine the number of shares of common stock to be covered by each award and to make all other determinations in connection with the 2006 Option Plan and the awards thereunder as the board or committee deems necessary or desirable to promote the best interests of our company.

Available Shares

The maximum aggregate number of shares of common stock with respect to which awards may be granted under the 2006 Option Plan is 7,039,650 shares, which may be authorized but unissued common stock or reacquired common stock. At December 31, 2011, 722,556 shares of our common stock were available for grant under the 2006 Option Plan. If an option or stock purchase right expires or becomes unexercisable without having been exercised in full, the unpurchased shares which were subject thereto become available for future grant under the 2006 Option Plan.

Eligibility for Participation

Our directors, officers and employees are eligible to receive non-qualified stock options, incentive stock options and stock purchase rights. Consultants who are natural persons are eligible to receive non-qualified stock options and stock purchase rights. The selection of participants is made by our board of directors or committee, if designated by our board.

Stock Options

Our board or committee, as applicable, determines the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years (or, with respect to incentive stock options held by a 10% stockholder, five years), the exercise price, the vesting schedule, if any, and the material terms of each option. Stock options granted to any person who, at the time of grant, owns more than 10% of the total combined voting power of all classes of our stock shall have an exercise price not less than 110% of the fair market value per share of our common stock on the date of grant. In all other cases, the exercise price of options must not be less than 100% of the fair market value per share of our common stock on the date of grant.

If the participant is terminated for any reason other than death or disability, then the participant may exercise his or her options within the time period specified in the option agreement to the extent the options are vested on the date of termination; provided that such period of time may not be less than 30 days. In the absence of a specified time in the option agreement, the options will remain exercisable for three months following the participant’s termination. If a participant is terminated because of death or disability, then such participant’s options may only be exercised within the time period specified in the option agreement to the extent the options are vested on the date of termination; provided that such period of time may not be less than six months. In the absence of a specified time in the option agreement, the options will remain exercisable for 12 months following the participant’s termination. In no cases may the exercise period extend past the expiration date of the applicable options. All unvested options cease to be exercisable upon termination.

Under the terms of the 2006 Option Plan, each independent director (defined as a director who is not an employee of our company) at the time of our initial public offering, or who is elected to our board following such time, will be automatically granted (i) an option to purchase 7,500 shares of common stock at the time of our initial public offering or subsequent election to our board and (ii) an option to purchase 7,500 shares of common stock on the date of each annual stockholders’ meeting. The grants in connection with our initial public offering will be made at an exercise price equal to the initial public offering price, and future grants to independent directors will be made at an exercise price equal to fair market value. The options will vest as follows: 10% will vest immediately upon grant, 15% will vest on the first anniversary of the date of grant and the remainder shall vest in equal monthly installments such that the options are 100% vested on the fourth anniversary of the date of grant.

Stock Purchase Rights

To date, we have not awarded any stock purchase rights under the 2006 Option Plan. Stock purchase rights may be issued alone, in addition to, or in tandem with options granted under the plan and/or cash awards made outside of the plan. Our board or committee, as applicable, determines the conditions and restrictions related to the stock purchase rights, including the number of shares a participant will be entitled to purchase and the price to be paid. Grants of stock purchase rights are evidenced by a restricted stock purchase agreement. Unless the board or committee, as applicable, determines otherwise, the agreement will grant us the right to repurchase shares acquired upon exercise of a stock purchase right upon the termination of the participant’s employment or service to us. Once a stock purchase right is exercised, the participant generally has the rights of a stockholder with respect to the shares.

Corporate Transactions

In the event of certain corporate transactions, such as a dividend, reorganization, merger, liquidation, sale of all or substantially all of our assets and similar transactions which affect our common stock, our board or committee, as applicable, may, among other things, (i) adjust the number of shares of common stock subject to, and the exercise price of, options or stock purchase rights, (ii) purchase outstanding options or stock purchase rights for an amount equal to the amount that the holder thereof could have obtained upon the exercise of such award, (iii) accelerate the vesting of options or stock purchase rights or (iv) provide that immediately prior to the consummation of such event, options and stock purchase rights shall not be exercisable and shall terminate. In the event of a change of control, if the surviving or acquiring entity does not assume our outstanding options and stock purchase rights or substitute similar stock awards for those outstanding under the 2006 Option Plan, then (a) with respect to options and stock purchase rights held by participants who have not been terminated prior to the change of control, the vesting of such awards will be accelerated and made fully exercisable at least 10 days prior to the closing of such transaction, and (b) all other options and stock purchase rights outstanding will be terminated if not exercised prior to the closing.

2012 Incentive Compensation Plan

In connection with this offering, we expect to adopt the 2012 Incentive Plan. The 2012 Incentive Plan is expected to provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards, including restricted stock units, and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2012 Incentive Plan. The purpose of the 2012 Incentive Plan will be to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them a proprietary interest in our long-term success or compensation based on their performance in fulfilling their responsibilities to our company. The specific terms of the 2012 Incentive Plan are still being finalized. Set forth below is a summary of the material terms of the 2012 Incentive Plan based on our current discussions. This summary is preliminary and may not include all of the provisions of the 2012 Incentive Plan.

Administration

The 2012 Incentive Plan will be administered by a committee designated by our board of directors. Among the committee’s powers will be to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2012 Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2012 Incentive Plan as it deems necessary or proper. The committee will have full authority to administer and interpret the 2012 Incentive Plan, to grant discretionary awards under the 2012 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2012 Incentive Plan and the awards thereunder as the committee deems necessary or desirable and to delegate authority under the 2012 Incentive Plan to our executive officers.

Available Shares

The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2012 Incentive Plan or with respect to which awards may be granted may not exceed 5,000,000 shares. The number of shares available for issuance under the 2012 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the number of outstanding shares of our common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2012 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2012 Incentive Plan.

Eligibility for Participation

Members of our board of directors, officers as well as other employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2012 Incentive Plan.

Award Agreements

Awards granted under the 2012 Incentive Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the committee.

Stock Options

The committee may grant nonqualified stock options and incentive stock options to purchase shares of our common stock only to eligible employees. The committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% or greater stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee.

Stock Appreciation Rights

The committee may grant stock appreciation rights, or SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, or Tandem SAR, or independent of a stock option, or Non-Tandem SAR. An SAR is a right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2012 Incentive Plan, or such other event as the committee may designate at the time of grant or thereafter.

Restricted Stock

The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally will have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse. If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Pursuant to Section 162(m) of the Internal Revenue Code, the deductibility of remuneration by means of performance awards for federal income tax purposes may be restricted if, inter alia, the awards are not based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2012 Incentive Plan and are discussed in general below.

Other Stock-Based Awards

The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2012 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2012 Incentive Plan and discussed in general below.

Other Cash-Based Awards

The committee may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

Performance Awards

The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee. Based on service, performance or other factors or criteria, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals

The committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth, as to either gross or net revenues; (21) annual recurring net or gross revenues; (22) recurring net or gross revenues; (23) license revenues; (24) sales or market share; (25) total shareholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the committee; (28) the fair market value of a share of common stock; (29) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; (30) reduction in operating expenses or (31) other objective criteria determined by the committee.

To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles. Performance goals may also be based on an individual participant’s performance goals, as determined by the committee. In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

In connection with a change in control, as will be defined in the 2012 Incentive Plan, the committee may accelerate vesting of outstanding awards under the 2012 Incentive Plan. In addition, such awards may be, at the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Notwithstanding any other provision of the 2012 Incentive Plan, our board of directors may at any time amend any or all of the provisions of the 2012 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2012 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

Awards granted under the 2012 Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards

The 2012 Incentive Plan will provide that awards granted under the 2012 Incentive Plan are subject to any recoupment policy we may adopt regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

Effective Date

We expect that the 2012 Incentive Plan will be adopted in connection with this offering.

Director Compensation

During 2011, we did not make any compensation payments to our directors, but may determine to compensate both employee and non-employee directors in the future. We do reimburse all directors for reasonable out-of-pocket expenses they incur in connection with their service as directors, including those incurred in connection with attending all board and committee meetings.

We expect to develop a compensation policy with respect to our directors in connection with this offering. We expect that we will compensate only our independent directors with an annual retainer and meeting fees, plus additional amounts for service on one or more of our board committees. We also expect that all directors will be eligible to receive equity-based awards when and if determined by our compensation committee.

Director and Officer Indemnification and Limitation of Liability

We have entered into indemnification agreements with certain of our executive officers and directors pursuant to which we have agreed to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders or (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since our inception, our board of directors has had primary responsibility for developing and implementing processes and controls to obtain information from our directors, executive officers and significant stockholders regarding related-person transactions and determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in these transactions. Following this offering, we expect that our audit committee will be responsible for review, approval and ratification of “related-person transactions” between us and any related person. Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than of 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. In the course of its review and approval or ratification of a related-person transaction, we expect the audit committee to consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including the amount of consideration involved and type of transaction;

•	the relative importance of the transaction to the related person and to our company;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and

•	any other matters the audit committee deems appropriate.

Any member of the audit committee who is a related person with respect to a transaction under review will not be able to participate in the deliberations or vote on the approval or ratification of such transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Other than compensation agreements and other arrangements which are described under “Executive Compensation,” and the transactions described below, since January 1, 2008, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Certain of our directors are affiliated with our stockholders that are parties to the agreements, and involved in the transactions, discussed below. In particular, Andrew Perlman is a Director of GreatPoint Ventures, an affiliate of GPV Fund II LLC, William Wiberg is a General Partner of Advanced Technology Ventures, Samir Kaul is a General Partner of Khosla Ventures, James Kiggen is a Senior Managing Director of The Blackstone Group and Benoit Charpentier is an employee (but not an executive officer) of Total S.A., of which Total Energy Ventures International S.A. is an affiliate.

Financings

Series B Financing

On January 14, 2008 and February 1, 2008, we conducted an equity financing round and issued 2,754,195 and 1,044,693, respectively, shares of our Series B convertible preferred stock in exchange for approximately $20.0 million in cash, or $5.26 per share, pursuant to a Series B Preferred Stock Purchase Agreement among us and the investors party thereto, including investment funds affiliated with Advanced Technology Ventures, or the ATV Funds, and investment funds affiliated with Khosla Ventures, or the Khosla Funds, each of which owns greater than 5% of our capital stock. In connection with this round of financing, we amended and restated our then-current investors’ rights agreement, right of first refusal and co-sale agreement, voting agreement and certificate of incorporation.

Series C Financing

On October 29, 2008, we conducted another equity financing round and issued 4,893,865 shares of our Series C convertible preferred stock in exchange for approximately $40.0 million in cash, or $8.17 per share, pursuant to a Series C Preferred Stock Purchase Agreement among us and the investors party thereto, including the ATV Funds, investment funds affiliated with The Blackstone Group, or the Blackstone Funds, and the Khosla Funds, each of which beneficially owns greater than 5% of our capital stock, and William J. Roe, our chief executive officer and one of our directors. In connection with this round of financing, we amended and restated our then-current investors’ rights agreement, right of first refusal and co-sale agreement, voting agreement and certificate of incorporation. On April 19, 2010, we effected a 1.36225-for-1 split of the outstanding Series C convertible preferred stock, resulting in the issuance of 1,772,800 shares of Series C convertible preferred stock to the holders thereof.

On April 19, 2010, we conducted an equity financing round and issued 3,958,337 shares of our Series C convertible preferred stock in exchange for approximately $23.8 million in cash, or $6.00 per share, pursuant to a Series C Preferred Stock Purchase Agreement among us and the investors party thereto, including the ATV Funds, the Blackstone Funds, the Khosla Funds and Total Energy Ventures International S.A., or Total Energy, each of which beneficially owns greater than 5% of our capital stock, William J. Roe, our chief executive officer and one of our directors, and Bradley J. Bell, one of our directors. In connection with this round of financing, we amended and restated our then-current investors’ rights agreement, right of first refusal and co-sale agreement, voting agreement and certificate of incorporation. On August 3, 2010, we issued an additional 945,833 shares of our Series C convertible preferred stock to the Blackstone Funds, which beneficially own greater than 5% of our capital stock, in exchange for approximately $5.7 million in cash, or $6.00 per share, pursuant to an Amended and Restated Series C Preferred Stock Purchase Agreement among us and the investors party thereto, including the ATV Funds, the Blackstone Funds, the Khosla Funds, Total Energy and Mr. Roe.

Series D Financing

On August 3, 2011, we conducted another equity financing round and issued 2,885,715 shares of our Series D convertible preferred stock in exchange for approximately $20.2 million in cash, or $7.00 per share, pursuant to a Series D Preferred Stock Purchase Agreement among us and the investors party thereto, including the ATV Funds, the Blackstone Funds, the Khosla Funds and Total Energy, each of which beneficially owns greater than 5% of our capital stock, William J. Roe, our chief executive officer and one of our directors, and Bradley J. Bell, one of our directors. In connection with this round of financing, we amended and restated our then-current investors’ rights agreement, right of first refusal and co-sale agreement, voting agreement and certificate of incorporation. Ineos Bio SA, or Ineos, became a party to this agreement on February 10, 2012 in connection with the issuance of 2,125,000 shares of Series D convertible preferred stock to Ineos in settlement of a litigation matter.

Amended and Restated Investors’ Rights Agreement

In connection with the Series D financing described above, we entered into an Amended and Restated Investors’ Rights Agreement, dated as of August 3, 2011, or the Investors’ Rights Agreement, with certain of our investors, including GPV Fund II LLC, or the GPV Fund, the ATV Funds, the Blackstone Funds, the Khosla Funds, Total Energy, each of which beneficially owns greater than 5% of our capital stock, William J. Roe, our chief executive officer and one of our directors, and Bradley J. Bell, one of our directors. Ineos was joined as a party to the Investors’ Rights Agreement on February 10, 2012. The Investors’ Rights Agreement amends and restates the Investors’ Rights Agreement dated June 28, 2006, as subsequently amended and restated on January 14, 2008, October 29, 2008 and April 19, 2010. Among other provisions and conditions, the Investors’ Rights Agreement grants certain information and inspection rights to the investors party thereto who hold a specified minimum amount of our capital stock, which rights terminate upon (among other events) the consummation of our initial public offering, including this offering.

Demand Registration Rights

The Investors’ Rights Agreement also grants certain demand registration rights to the investors party thereto. If we receive at any time after the earlier of (1) August 3, 2015 or (ii) 180 days after the effective date of the registration statement for our initial public offering, a written request from holders of at least 30% of our convertible preferred stock plus any common stock issued to the investors party to the Investors’ Rights Agreement (collectively, the Registrable Securities) that we file a registration statement under the Securities Act covering the registration of at least 20% of the Registrable Securities having an aggregate offering price to the public of not less than $5 million, we must notify each person holding Registrable Securities, and file, as soon as practicable but in any event within 60 days after receipt of the demand registration request, a registration statement under the Securities Act covering all Registrable Securities which the holder(s) requested to be included in such registration. Notwithstanding the foregoing, if our CEO certifies to the requesting holders that, in the good faith judgment of our board of directors, it would be materially detrimental to the company and its stockholders either for such registration statement to become effective or to remain effective as long as such registration statement otherwise would be required to remain effective because such action would (i) materially interfere with a significant acquisition or other transaction, (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential or (iii) render us unable to comply with the requirements of the Securities Act or Exchange Act, then we can defer the filing of the registration statement, and all time periods with respect thereto are tolled, for a period of up to 90 days after the request from the initiating holders is given; provided that we may not invoke this right more than once in any 12 month period and we may not register any securities for our own account or that of any other stockholder during such 90 day period. We are obligated to effect only two long-form registrations.

Form S-3 Registration Rights

If we receive a written request that we effect a registration on Form S-3, then we must give prompt notice to the other holders of Registrable Securities and must effect, as soon as practicable, a registration of all Registrable Securities specified in the request, together with any other Registrable Securities that the other holders request be included within 15 days after we provide notice to the other holders. Notwithstanding the foregoing, we need not effect such a registration if (i) Form S-3 is not available for such offering, (ii) the total aggregate offering price of the registration would be less than $2.0 million, (iii) our chief executive officer provides a written certification similar to that set forth above under “—Demand Registration Rights.” Requests for registration on Form S-3 do not count toward our two required demand long-form registrations.

Piggyback Registration Rights

The Investors’ Rights Agreement grants certain piggyback registration rights to the investors party thereto. We are required to promptly notify all holders of Registrable Securities if we propose to register any of our securities under the Securities Act in connection with the public offering of such securities solely for cash. Each such holder may elect to include any or all of its Registrable Securities in such registration statement, subject to the underwriting cut back provisions set forth in the Investors’ Rights Agreement. We expect that all holders of Registrable Securities will waive their piggyback registration rights in connection with this offering.

Lock Up Agreement

Pursuant to the Investors’ Rights Agreement, in connection with this offering, each investor party to the Investors’ Rights Agreement agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the effective date of the registration statement of which this prospectus forms a part and ending on a date specified by us and the managing underwriter (such period not to exceed 180 days), lend, sell, offer, pledge, transfer or otherwise dispose, directly or indirectly, any shares of our common stock or any securities convertible into our common stock (whether such shares or other securities are then owned or thereafter acquired); provided such 180 day period may be extended to up to 210 days if such longer period is necessary to enable an underwriter to issue a research report or make a public appearance that relates to an earnings release or announcement by us within 18 days prior to or after the date that is 180 days after the effective date of the registration statement of which this prospectus forms a part. The foregoing lock-up agreement applies only to our initial public offering, and is only applicable if all officers, directors and greater than 1% stockholders of the company are subject to the same restrictions.

Registration Expenses

We are generally obligated to pay all expenses incurred in connection with the exercise of demand and piggyback registration rights, except for underwriting discounts and commissions. We are not obligated to pay for any expenses of any demand registration or Form S-3 registration if the request is subsequently withdrawn by the holders of a majority of the shares requested to be included in such a registration statement, unless the holders of a majority of Registrable Securities agree to forfeit their right to one demand registration.

Expiration of Registration Rights

The registration rights described above will expire upon the earlier of (i) in respect of any holder who initially purchased more than 10% of the shares of any class of our convertible preferred stock, the earlier of (a) the date that is seven years after this offering or (b) the date on which such holder is not and has not been for the preceding 90 days our “affiliate” (as defined in Rule 144 under the Securities Act) and holds less than 1% of our outstanding shares on a fully diluted basis, or (ii) the consummation of certain liquidity events. In addition, a holder may not initiate a demand registration or a registration on Form S-3 if such holder’s Registrable Securities could be sold immediately without restriction under Rule 144.

Right of First Offer

Investors party to the Investors’ Rights Agreement also have a right of first offer to purchase such holders’ pro rata share of any “New Securities.” New Securities include any of our equity securities, whether authorized currently or not, and any rights, options or warrants to purchase such equity securities, or securities of any type that are or may become convertible or exchangeable into such equity securities. The right of first offer does not apply to this offering and is subject to a number of other exceptions. This right terminates immediately prior to the consummation of this offering.

Indemnification

In the event that we include Registrable Securities in a registration statement pursuant to the Investors’ Rights Agreement, we have agreed to indemnify, to the extent permitted by law, each holder, the partners, managers, officers, directors and stockholders of each holder, legal counsel and accountants for each holder, any underwriter for such holder and each person who controls such holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, to the extent such losses, claims, damages or liabilities arise out of or are based on (1) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (2) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (3) any violation or alleged violation by any other party to the Investors’ Rights Agreement of the Securities Act, Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law. Furthermore, we will reimburse any of the above indemnitees for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action. The indemnification obligation does not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is entered into without our consent, nor are we liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a violation that occurs in reliance and in conformity with written information furnished expressly for use in connection with such registration by such indemnitee.

Amended and Restated Right of First Refusal and Co-Sale Agreement

In connection with the Series D financing described above, we entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of August 3, 2011, or the Co-Sale Agreement, with certain of our investors, including the GPV Fund, the ATV Funds, the Blackstone Funds, the Khosla Funds and Total Energy, each of which beneficially owns greater than 5% of our capital stock, William J. Roe, our chief executive officer and one of our directors, and David J. Blair, Richard E. Tobey and Jeffrey E. Burgard, each of whom is an executive officer. Ineos was joined as a party to the Co-Sale Agreement on February 10, 2012. The Co-Sale Agreement amends and restates the Right of First Refusal and Co-Sale Agreement dated June 28, 2006, as subsequently amended and restated on January 14, 2008, October 29, 2008 and April 19, 2010. Pursuant to the Co-Sale Agreement, the GPV Fund and certain other investors, including each of Messrs. Roe, Blair, Tobey and Burgard, have granted to the company a right of first refusal in the event such investor proposes to sell, dispose of or otherwise transfer any shares of common stock or convertible preferred stock of the company that it or he owns. Each other investor has a secondary right of first refusal to the extent the company declines to exercise any or all of its purchase option. If any shares of stock are not purchased by us or other investors pursuant to the right of first refusal, the investors have rights of co-sale with respect to any such stock proposed to be sold.

In addition, pursuant to the Co-Sale Agreement, the GPV Fund and certain other investors, including each of Messrs. Roe, Blair, Tobey and Burgard, are subject to a lock-up provision substantially similar to the provision in the Investors’ Rights Agreement with respect to this offering.

The Co-Sale Agreement automatically terminates upon the consummation of this offering, provided that the lock-up provision survives the termination of the agreement.

Amended and Restated Voting Agreement

In connection with the Series D financing described above, we entered into an Amended and Restated Voting Agreement, dated as of August 3, 2011, or the Voting Agreement, with certain of our investors, including the GPV Fund, the ATV Funds, the Blackstone Funds, the Khosla Funds and Total Energy, each of which beneficially owns greater than 5% of our capital stock, William J. Roe, our chief executive officer and one of our directors, and David J. Blair, Richard E. Tobey and Jeffrey E. Burgard, each of whom is an executive officer. Ineos was joined as a party to the Voting Agreement on February 10, 2012. The Voting Agreement amends and restates the Voting Agreement dated June 28, 2006, as subsequently amended and restated on January 14, 2008, October 29, 2008 and April 19, 2010. Each of the investors agrees to vote all shares of our capital stock (including all classes of common and convertible preferred stock) owned by such investor, or over which such investor has voting control, pursuant to the terms of the Voting Agreement when electing and removing members of our board of directors. Each investor party to the Voting Agreement also agrees to vote all of its shares in favor of, and to take all actions reasonably requested in connection with a consummation of, a Change of Control (as defined in the Voting Agreement) if the holders of a majority of at least two-third of the outstanding shares of convertible preferred stock, voting together as a single class on an as-converted basis, approve such Change of Control. The Voting Agreement will terminate automatically upon the consummation of our initial public offering in which all of the outstanding shares of convertible preferred stock automatically convert into shares of common stock.

Joint Development Agreement

We are party to an Amended and Restated Joint Development Agreement, dated as of March 26, 2012, with Total Petrochemicals, an entity with which Total Energy, one of our greater than 5% stockholders, shares common control and ownership by Total S.A. Under the agreement, we and Total Petrochemicals have agreed to collaborate on developing, industrializing and commercializing a new technology involving micro-organisms to convert synthesis gas by fermentation into a mixture of propanol and related by-products. Total Petrochemicals, together with IFP Energies Nouvelles & Axens, is developing a new process to dehydrate alcohol into alkenes, including propanol into propylene, which can be linked to our syngas fermentation platform producing propanol. Our technology combined with the Total Petrochemicals technology could provide a means of producing propylene in large quantities from non-petroleum-based feedstock materials. The successful conclusion of the collaboration project would result in: (i) Coskata possessing exclusive licensing rights globally for the propanol production technology that is developed, (ii) end-to-end link of this propanol production technology to the proprietary propanol-to-propylene technology under development by Total Petrochemicals and IFP Energies Nouvelles & Axens for commercial deployment purposes, and (iii) preferential access by Total Petrochemicals to the propanol production technology for its own production. Total Petrochemicals has paid us $1.3 million as a contribution toward the funding of capital expenditures for the laboratory equipment required for the project, which materials will be owned by us as provided in the agreement. The agreement calls for the parties to implement the project in three phases. Total Petrochemicals has the option at various points in the development and commercialization program to pay us to initiate and/or extend a period of market exclusivity, but is not obligated to do so. The maximum aggregate payment that Total Petrochemicals could make to us under the agreement is $32.8 million, plus potential reimbursement for a portion of our operating expenses during a demonstration phase. Each party otherwise bears its own costs in meeting its responsibilities under the agreement.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 15, 2012, after giving effect to the IPO Share Adjustments, and the anticipated beneficial ownership percentages immediately following this offering, by:

•	each person or group who is known by us to own beneficially 5% or more of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group (14 persons).

Each stockholder’s percentage ownership before the offering is based on 36,468,523 shares of our common stock outstanding as of March 15, 2012, as adjusted to give effect to the IPO Share Adjustments. Each stockholder’s percentage ownership after the offering is based on              shares of our common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to              additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of March 15, 2012 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Shares of common stock subject to options that are deemed beneficially owned are listed in the table below in the column labeled “Shares Subject to Options” and are included in the column labeled “Shares Beneficially Owned.” Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Unless otherwise noted, the address of each person or entity in the following table is c/o Coskata, Inc., 4575 Weaver Parkway, Suite 100, Warrenville, Illinois 60555.

			Percent of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Shares Subject to Options	Before the Offering	After the Offering
5% Stockholders
Khosla Funds(1)	9,505,343	–	26.06%	%
Blackstone Funds(2)	6,945,833	–	19.05
ATV Funds(3)	6,066,432	–	16.63
GPV Fund II LLC(4)	5,363,636	–	14.71
INEOS Bio SA (5)	2,125,000	–	5.83
Total Energy Ventures International S.A. (6)	1,923,810	–	5.28

Directors and Executive Officers
William J. Roe	1,800,810	1,710,000	4.72
David J. Blair	328,597	328,597	*
Richard E. Tobey	607,195	607,195	1.64
Jeffery E. Burgard	279,485	279,485	*
Richard L. Troyer	106,100	106,100	*
Bradley J. Bell	137,527	82,027	*
Benoit Charpentier	–	–	*
T. Kevin DeNicola	77,340	77,340	*
Samir Kaul (7)	9,505,343	–	26.06
James Kiggen (8)	6,945,833	–	19.05
Andrew Perlman (9)	5,363,636	–	14.71
William Wiberg (10)	6,066,432	–	16.63
All executive officers and directors as a group (14 persons)	31,603,077	3,588,439	86.66%	%

*	Represents beneficial ownership of less than one percent.

(1)	Includes 6,644,917 shares of common stock held by Khosla Ventures II, L.P., or Khosla II, and 2,860,426 shares of common stock held by Khosla Ventures III, L.P., or Khosla III and, together with Khosla II, collectively referred to as the Khosla Funds. Vinod Khosla is the managing member of VK Services, LLC, or VK Services. VK Services is the manager of each of Khosla Ventures Associates II, LLC, or KVA II, and Khosla Ventures Associates III, LLC, or KVA III. KVA II is the general partner of Khosla II and KVA III is the general partner of Khosla III. In such capacities, Vinod Khosla, VK Services, KVA II and KVA III may be deemed to exercise voting and dispositive control over the shares held by the Khosla Funds. Vinod Khosla, VK Services, KVA II and KVA III each disclaims beneficial ownership of the shares held by the Khosla Funds, except to the extent of its pecuniary interests therein. The address for Vinod Khosla, VK Services, KVA II, KVA III and the Khosla Funds is 3000 Sand Hill Road, Building 3, Suite 170, Menlo Park, CA 94025.

(2)	Includes (i) 4,166,666 shares of common stock held by Blackstone Tenex L.P., (ii) 2,501,251 shares of common stock held by Blackstone Clean Technology Partners L.P., (iii) 251,372 shares of common stock held by Blackstone Family Cleantech Investment Partnership SMD L.P., and (iv) 26,544 shares of common stock held by Blackstone Family Cleantech Investment Partnership L.P. (together with Blackstone Tenex L.P., Blackstone Clean Technology Partners, L.P. and Blackstone Family Cleantech Investment Partnership SMD L.P., the “Blackstone Funds”).

Blackstone Clean Technology Associates L.L.C. is the general partner of Blackstone Clean Technology Partners L.P. BCVA L.L.C. is the sole member of Blackstone Clean Technology Associates L.L.C. BCVP Side-By-Side GP L.L.C. is the general partner of Blackstone Family Cleantech Investment Partnership L.P. Blackstone Holdings III L.P. is the managing member of BCVA L.L.C. and is the sole member of BCVP Side-By-Side- GP L.L.C. Blackstone Family GP L.L.C. is the general partner of Blackstone Family Cleantech Investment Partnership SMD L.P.

Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone

Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Blackstone Family GP L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman.

Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares of common stock beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares of common stock. The address of these entities is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

(3)	Includes (i) 5,694,159 shares of common stock held by Advanced Technology Ventures VII, L.P., or ATV VII, (ii) 228,504 shares of common stock held by Advanced Technology Ventures VII (B), L.P., or ATV VII-B, (iii) 109,833 shares of common stock held by Advanced Technology Ventures VII (C), L.P., or ATV VII-C, and (iv) 33,936 shares of common stock held by ATV Entrepreneurs VII, L.P., or ATV VII-E and, together with ATV VII, ATV VII-B and ATV VII-C, collectively referred to as the ATV VII Entities. ATV Associates VII, L.L.C., or ATV A VII, is the general partner of each of the ATV VII Entities and exercises voting and dispositive authority over the shares held by the ATV VII Entities. Voting and dispositive decisions of ATV A VII are made collectively by five managing directors, or the ATV Managing Directors, including William Wiberg, one of our directors. Each of the ATV Managing Directors disclaims beneficial ownership of the shares held by the ATV VII Entities. ATV A VII and each of the other reporting persons disclaims beneficial ownership of securities except to the extent of their respective pecuniary interest therein. The address for each of these entities is c/o Advanced Technology Ventures, 500 Boylston Street, Suite 1380, Boston, Massachusetts 02116.

(4)	Voting and dispositive decisions regarding the shares held by GPV Fund II LLC are made by three partners, including Andrew Perlman, one of our directors, acting by majority vote. Each partner disclaims beneficial ownership of the shares held by GPV Fund II LLC except to the extent of his pecuniary interest therein.

(5)	INEOS Bio SA is a wholly-owned subsidiary by INEOS AG. James Ratcliffe is the majority shareholder of INEOS AG and, as a result, may be deemed to exercise voting and dispositive power over the shares held directly by INEOS Bio SA. Mr. Ratcliffe disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address for INEOS Bio SA, INEOS AG and Mr. Ratcliffe is Avenue des Uttins, 3, CH-1180, Rolle, Vaud, Switzerland.

(6)	Total Energy Ventures International S.A. is an affiliate of Total S.A., however, voting and investment decisions with respect to the shares held by Total Energy Ventures International S.A. are made by an investment committee. Benoit Charpentier, one of our directors, is an employee of Total S.A. but is not a member of the investment committee, and he disclaims beneficial ownership of the shares held by Total Energy Ventures International S.A. The address of Total Energy Ventures International S.A. is c/o Total S.A., 2, place Jean Millier—La Defense 6, 92078 Paris la Defense Cedex, France.

(7)	Mr. Kaul is a General Partner of Khosla Ventures and, as a result, may be deemed to share voting and dispositive power with respect to the shares of common stock that may be deemed to be beneficially owned by the Khosla Funds. See note 1 above. Mr. Kaul disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(8)	Mr. Kiggen is a Senior Managing Director of The Blackstone Group but does not exercise voting or dispositive power with respect to the shares of common stock that may be deemed to be beneficially owned by The Blackstone Group. See note 2 above. Mr. Kiggen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(9)	Mr. Perlman and two partners, acting by majority vote, exercise voting and dispositive power over the shares held by GPV Fund II LLC. See note 4 above. Mr. Perlman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(10)	Mr. Wiberg is a General Partner of Advanced Technology Ventures and serves on the investment committee which exercises voting and dispositive power over the shares held by the ATV VII Entities. As a result, Mr. Wiberg may be deemed to share voting and dispositive power with respect to such shares. See note 3 above. Mr. Wiberg disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Debt Financing

To help finance the construction of Phase I of Flagship, we anticipate obtaining $87.9 million of debt financing. We have entered into a conditional debt financing commitment with Silicon Valley Bank, or the lender of record, which sets forth the basic terms for an $87.9 million senior secured credit facility. The material terms of the financing commitment as contained in our term sheet with the lender are summarized below. The actual terms of the financing will depend on the results of further negotiations with the lender of record and the requirements of the related USDA guarantee. The lender of record plans to lead a loan participation structure. Therefore, the terms set forth below are preliminary and subject to change. We expect to enter into definitive documentation with respect to, and to complete, the debt financing subsequent to the completion of this offering. Such definitive documentation will contain additional terms and conditions not summarized below. If we are unable to complete such financing, we will need to secure alternative financing from public or private sources in order to finance the construction of Phase I of Flagship. We may be required to significantly delay construction of Phase I if we need to seek alternative financing.

Our subsidiary Flagship Ethanol LLC will be the borrower under the credit facility and we will be a guarantor. We expect that the financing will be structured either as a loan or a bond. The financing commitment contemplates that all of Flagship Ethanol LLC’s equity will be pledged as collateral for its obligations under the credit facility, and we will provide a first-priority security interest in our intellectual property and in our Lighthouse facility as security for our guarantee. Our guarantee and all security interests will be released after Flagship Ethanol LLC has demonstrated compliance with all financial covenants under the credit facility for two consecutive quarters, provided that the release may not occur prior to the three-year anniversary of the credit facility.

Closing Conditions

The completion of the financing is contingent upon a number of factors set forth in the commitment, including without limitation: (i) us negotiating and finalizing an arrangement with a joint venture partner which contemplates an equity investment in Flagship Ethanol LLC by such joint venture partner; (ii) execution of definitive documentation with respect to the credit facility; (iii) receipt of the related 90% USDA guarantee; (iv) appraisal of the Phase I real property and other collateral satisfactory to the lender of record and the USDA; (v) compliance with the USDA’s conditions for meeting the 90% guarantee, including a discounted collateral coverage ratio of 1.5x; (vi) delivery of all project contracts then in effect, including a fixed price contract with Fagen, Inc., and confirmation by an independent engineer for the lender of record that the construction can be fully completed on the estimated schedule and for the estimated costs; (vii) resolution of any litigation to which we are a party; (viii) the funding of all equity investments in Flagship Ethanol LLC; and (ix) delivery to the lender of record of all government approvals then in effect, an independent engineer report for the project, a construction budget for the project and an environmental “finding of no significant impact” with respect to the site of Phase I.

Interest, Principal and Maturity

The financing commitment contemplates that the interest rate on the guaranteed portion of the credit facility will be equal to the 90-day LIBOR plus a fixed spread, and the interest rate on the unguaranteed portion of the credit facility will be equal to the interest rate on the guaranteed portion plus 5%. Interest rates will be set at the time the debt is issued. Interest will be payable quarterly commencing on the first quarter following the closing date of the credit facility. The credit facility will be repaid in quarterly installments according to an amortization schedule to be agreed upon by us and the lender of record. We expect that only interest will be payable for the first three years. The financing commitment contemplates that the maturity of the credit facility will be the weighted average useful life of the assets, up to 20 years, in accordance with USDA rules.

Fees

The lender of record will be entitled to a one-time commitment and arrangement fee payable at the closing of the credit facility, and customary annual administrative fees.

Priority of Application of Funds

The financing commitment contemplates that all cash derived from Phase I of Flagship will be held in a cash flow account and applied as follows: (i) to pay budgeted operating expenses; (ii) to pay any required maintenance or similar expenditures, to the extent that such expenses exceed budgeted amounts; (iii) to pay fees on the credit facility; (iv) to pay interest and principal on the credit facility; (v) to fund a six-month debt service reserve account and a six-month maintenance reserve account; (vi) to make payments in respect of certain permitted indebtedness for working capital and general corporate purposes of Flagship Ethanol LLC; and (vii) following the completion of Phase I and subject to the achievement of the conditions for release of equity distributions as described below, to pay equity distributions to the equityholders of Flagship Ethanol LLC.

Based on the terms of the financing commitment, we expect that the credit facility will permit equity distributions to be made on a quarterly basis after the completion of construction of Phase I of Flagship, subject to the satisfaction of certain conditions, including: (i) no default or event of default existing, continuing or resulting from the equity distribution; (ii) the maintenance reserve account and the debt service reserve account being fully funded; and (iii) compliance with the financial covenants described below.

Financial Covenants

The financing commitment contemplates that Flagship Ethanol LLC will be required to comply with certain financial covenants, including:

•

the lesser of a minimum operating liquidity ratio of 1.5:1 or a minimum cumulative debt service coverage ratio of 1.5:1, tested quarterly beginning from 24 to 36 months after the closing date of the credit facility, and beginning with the quarter ended 36 months after the closing date, a debt service coverage ratio of at least 1.5:1, measured on a rolling six (6) month period;

•	a maximum debt to tangible net worth ratio of 1.25:1, measured quarterly; and

•

commencing 24 months after the closing date of the credit facility, a ratio of the “loan to value” of not more than 1.00:1, measured quarterly. “Loan to value” will be defined as the outstanding principal amount of the credit facility divided by the book value of all assets of Flagship Ethanol LLC.

Affirmative and Negative Covenants

The financing commitment contemplates that the credit facility will include affirmative and negative covenants, including without limitation: (i) limitations on Flagship Ethanol LLC relating to the incurrence of other indebtedness, liens, investments, guarantees, mergers and acquisitions, sales of assets, capital expenditures, leases and transactions with affiliates, with exceptions and baskets to be mutually agreed upon; (ii) compliance with laws and permits; (iii) compliance with project contracts; (iv) maintenance of insurance; (v) compliance with budgets; and (vii) change orders and cost overruns.

Events of Default

The financing commitment contemplates that the credit facility will include customary events of default, including without limitation, and subject to customary cure periods, the following: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe material covenants set forth in the financing documentation within a specified period of time; (iii) any material representation or material warranty proving to have been incorrect when made or confirmed; (iv) material breaches by Flagship Ethanol LLC or by counterparties under project contracts; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) default in the payment of other material debts; (vii) monetary judgment defaults in an amount to be agreed upon and material nonmonetary judgment defaults; (viii) actual or asserted invalidity or material impairment of any financing documentation; (ix) change of control; (x) loss of security; (xi) events of abandonment, taking or total loss; (xii) failure to achieve mechanical completion of Phase I by the end of the three-year interest only period; (xiii) violation of environmental laws; and (xiv) the occurrence of a material adverse effect.

U.S. Department of Agriculture (USDA) Loan Guarantee

In June 2011, the USDA issued a 9003 Biorefinery Assistance Program conditional commitment for a 90% guarantee supporting $87.9 million of debt financing, which we expect will be used to fund a portion of the construction cost of Phase I of our Flagship facility. The remaining 10% of the debt financing will not be guaranteed by the USDA. The USDA will receive the following fees in connection with the guarantee: a one-time fee equal to 3.0% on the guaranteed portion of the principal amount of the debt financing, payable at the closing, and an annual renewal fee equal to 0.5% of the year-end principal balance of the debt financing, payable by January 31 of the following year. We expect that the debt financing will require interest-only payments for three years. Thereafter, quarterly principal and interest payments will be due with full debt amortization of not more than 20 years from the debt financing closing date.

The USDA guarantee is subject to a number of significant conditions, including that (i) Phase I of Flagship must be funded by equity contributions from us equal to at least 50% of the total project costs, (ii) feedstock and offtake agreements must be in place, (iii) we must meet or exceed a specified collateral coverage ratio and (iv) we must satisfy a number of additional conditions and comply with additional criteria related to the underlying debt financing. The feedstock and offtake agreements are now in place, but none of the other significant conditions has been satisfied at this time. The USDA may terminate the conditional guarantee if the debt financing is not in place, and other terms and conditions are not satisfied, by June 2, 2012. We believe that the loan guarantee will be necessary in order to obtain the contemplated debt financing for Phase I of Flagship.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. This description is intended as a summary, and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. This description of our capital stock reflects changes to our capital structure that will have occurred upon the completion of this offering.

Authorized Capitalization

Our amended and restated certificate of incorporation will provide that our authorized capital stock will consist of              shares of common stock, par value $0.001 per share, and              shares of undesignated preferred stock, par value $0.10 per share. Upon completion of this offering, we will have              shares of common stock outstanding and no shares of preferred stock outstanding, after giving effect to the issuance and sale of shares of common stock in this offering and the IPO Share Adjustments.

We currently have outstanding five classes of capital stock. In connection with the completion of this offering, our convertible preferred stock will be automatically converted into common stock on a 1-to-1 basis and, immediately thereafter, we will affect a             -for-              reverse stock split. The table below sets forth certain information regarding our outstanding capital stock as of December 31, 2011:

Class of capital stock	Number of shares outstanding	Number of record holders
Common Stock	6,079,785	17
Series A Convertible Preferred Stock	10,000,000	5
Series B Convertible Preferred Stock	3,798,888	22
Series C Convertible Preferred Stock	11,570,835	16
Series D Convertible Preferred Stock	2,885,715	27

As of December 31, 2011, we would have had 34,335,223 shares of common stock outstanding assuming all shares of convertible preferred stock were converted into common stock as of such date. In addition, as of December 31, 2011, we had outstanding options to acquire 6,055,695 shares of common stock at a weighted-average exercise price of $1.54 per share and outstanding warrants and non-plan stock options to acquire an aggregate of 122,500 shares of common stock at a weighted-average exercise price of $0.50 per share.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock will vote as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election of directors, or as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends and other distributions in cash, securities or other property, if any, as may be declared from time to time by our board of directors out of legally available assets or funds. For additional information, see “Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders will have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We intend to apply to have our common stock approved for listing on The NASDAQ Global Market under the symbol “COSK.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be ComputerShare Trust Company, N.A.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to provide for the issuance of up to              shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the company entitled to vote, without the separate vote of the holders of the preferred stock, if any. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock following the completion of our initial public offering.

Warrants and Non-Plan Options

As of December 31, 2011, we had outstanding warrants and non-plan options to purchase an aggregate of 122,500 shares of our common stock at a weighted-average exercise price of $0.50 per share.

Antitakeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our directors, other than those who may be elected by the holders of any series of preferred stock under specified circumstances, will be divided into three classes, with each class serving three-year staggered terms. In addition, under the General Corporation Law of the State of Delaware, or DGCL, directors serving on a classified board of directors may only be removed from the board of directors with cause and by an affirmative vote of the majority of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the chairman of our board of directors or pursuant to a resolution adopted by a majority of the total number of directors then in office. In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

No Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, provided that our stockholders may act by written consent if authorized by a unanimous resolution duly adopted by our board of directors.

Section 203 of the Delaware General Corporation Law

We will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person that beneficially owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Requirements for Amendments to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation will provide that our amended and restated bylaws may be adopted, amended, altered or repealed by (i) the vote of a majority of directors then in office or (ii) the vote of 66 2/3% of holders of all of our outstanding capital stock entitled to vote generally in the election of directors.

Our amended and restated certificate of incorporation will also provide that certain provisions of our amended and restated certificate of incorporation relating to our classified board of directors, including requirements for advance notice and stockholder action by written consent described above under the heading “Risk Factors—Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt” may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors.

Corporate Opportunities

To the fullest extent permitted by the DGCL, our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to certain of our current stockholders (specifically, GPV Fund II LLC, the Khosla Funds, the ATV Funds, the Blackstone Funds and Total Energy) or any of their respective officers, directors, agents, stockholders, members, partners or affiliates (other than us and our subsidiaries) and subsidiaries. No such person will be liable to us or any of our subsidiaries for breach of any fiduciary or other duty by reason of the fact that such person, acting in good faith, pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity to us or our subsidiaries, unless, in the case such person is one of our directors or officers, such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. This provision of our amended and restated certificate of incorporation will cease to apply to any such stockholder on the date that no person who is a director or officer of us is also a director, officer, partner or member of such stockholder or its affiliates (other than us and our subsidiaries).

Registration Rights

For information on registration rights held by certain of our stockholders, see “Certain Relationships and Related Person Transactions—Amended and Restated Investors’ Rights Agreement.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the completion of this offering, we will have outstanding an aggregate of              shares of common stock.              shares of common stock to be sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, all of the shares of our common stock will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-Up Agreements

We, all of our directors and officers and substantially all of our other stockholders have agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Please read “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through The NASDAQ Global Market during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written compensatory agreement in accordance with Rule 701 before the effective date of the registration statement are entitled to sell such shares 90 days after the effective date of the registration statement in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our 2006 Option Plan and our 2012 Incentive Plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Investors’ Rights Agreement

Under our Investors’ Rights Agreement and our Co-Sale Agreement, certain holders of our capital stock that are party to such agreements have agreed to not sell any of our securities owned by them for a period specified by us and by the managing underwriters, not to exceed 180 days after the date of effectiveness of the registration statement of which this prospectus is a part, and in specific circumstances, up to an additional 30 days. Such “market stand-off” rights are contingent upon all directors, officers and holders of at least 1% of our voting capital stock entering into a similar agreement.

Other Market Stand-Off Provisions

In addition to the market stand-off restrictions described above, the stock purchase agreements entered into by all optionees who have exercised options under our 2006 Option Plan contain a market stand-off restriction of a number of days requested by the underwriters and us, up to a maximum of (a) 180 days following the completion of this offering and (b) 180 days following the completion of any subsequent public offering within two years of the completion of this offering. The applicability of this market stand-off restriction is contingent upon all of our directors and officers being subject to a similar restriction.

Registration Rights

Upon the completion of this offering, certain of our investors or their permitted transferees will be entitled to rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. For more information, please see “Certain Relationships and Related Person Transactions—Amended and Restated Investors’ Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. This summary applies only to a non-U.S. holder that holds our common stock as a capital asset, within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, or the “IRS,” with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	former citizens or residents of the U.S.;

•	brokers or dealers in securities;

•	persons who hold our common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction;

•	controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations;

•	banks, insurance companies, or other financial institutions; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. and, where a tax treaty applies, that are generally attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate income tax rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI (or other applicable form) must be satisfied for effectively connected income to be exempt from withholding. Any such dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business within the U.S. may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to claim an exemption from or reduction in withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the U.S., and, where an applicable tax treaty applies, is attributable to a U.S. permanent establishment;

•	you are an individual and you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.) but may not be offset by any capital loss carryovers. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Generally, we will be a “United States real property holding corporation” if the fair market values of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not a “U.S. real property holding corporation” for U.S. federal income tax purposes. Although we do not anticipate it based on our current business plans and operations, we may become a “U.S. real property holding corporation” in the future. If we have been or were to become a “U.S. real property holding corporation,” a non-U.S. holder might be subject to U.S. federal income tax (but not the branch profits tax) with respect to gain realized on the disposition of our common stock. However, such gain would not be subject to U.S. federal income or withholding tax if (1) our common stock is regularly traded on an established securities market and (2) the non-U.S. holder disposing of our common stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the value of our common stock.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a “U.S.-related person,” information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

New Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2013. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Department of the Treasury to, among other things, undertake to identify accounts held by certain U.S. persons (including certain equity and debt holders of such institutions) or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners (which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity) or furnishes identifying information regarding each substantial U.S. owner. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits. Prospective purchasers of our common stock should consult their own tax advisors regarding this legislation.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES.

UNDERWRITING

Citigroup Global Markets Inc., Barclays Capital Inc. and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Barclays Capital Inc.
Piper Jaffray & Co.
Raymond James & Associates, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors and substantially all of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, subject to certain exceptions, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to apply to have our shares listed on The NASDAQ Global Market under the symbol “COSK.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Coskata, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $            .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

¡	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

¡	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•

Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

¡

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

¡

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Coskata Inc. at December 31, 2011 and 2010, for each of the three years in the period ended December 31, 2011, and for the cumulative period from May 3, 2006 (date of inception) to December 31, 2011 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 that registers the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Following this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. The periodic reports, proxy statements and other information that we will file with the SEC will also be available on our website, www.coskata.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2010 and 2011	F-3

Statements of Operations for the Years Ended December 31, 2009, 2010 and 2011, and for the Cumulative Period from May 3, 2006 (date of inception) to December 31, 2011	F-4

Statements of Changes in Stockholders’ Equity for the Period from May 3, 2006 (date of inception) to December 31, 2006, and for the Years Ended December 31, 2007, 2008, 2009, 2010 and 2011	F-5

Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011, and for the Cumulative Period from May 3, 2006 (date of inception) to December 31, 2011	F-6

Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Coskata, Inc.

We have audited the accompanying balance sheets of Coskata, Inc. (a development stage company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 and for the cumulative period from May 3, 2006 (date of inception) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coskata, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 and for the cumulative period from May 3, 2006 (date of inception) to December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois

March 1, 2012

Coskata, Inc.

(A Development Stage Company)

Balance Sheets

(in thousands, except share data)

	December 31,		Pro forma December 31, 2011 (Unaudited)
	2010	2011
Assets
Current assets:
Cash and cash equivalents	$15,108	$14,135	$14,135
Restricted cash and cash equivalents	500	500	500
Prepaid expenses and other current assets	641	367	367

Total current assets	16,249	15,002	15,002

Property, plant, and equipment, net	24,782	18,987	18,987
Deferred issuance costs	–	752	752

Total assets	$41,031	$34,741	$34,741

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,012	$937	$937
Accrued wages and benefits	1,335	835	835
Deferred revenue - related party	–	1,338	1,338
Accrued litigation settlement	–	17,375	2,500
Asset retirement obligation	–	2,574	2,574
Accrued expenses and other current liabilities	728	1,291	1,291

Total current liabilities	3,075	24,350	9,475

Asset retirement obligation	2,098	–	–
Other long-term liabilities	102	94	94

Total liabilities	5,275	24,444	9,569

Commitments and contingencies	–	–	–

Stockholders’ equity:
Common stock – $0.001 par value; 43,400,000, and 48,400,000 shares authorized at December 31, 2010 and 2011, respectively; 6,014,175, 6,079,785 and 36,460,223 shares issued and outstanding at December 31, 2010 2011 and 2011 (unaudited) pro forma, respectively	6	6	36
Series A convertible preferred stock – $0.01 par value, 10,052,500 shares authorized; 10,000,000 shares issued and outstanding, liquidation preference of $10,000 at December 31, 2010 and 2011, respectively	100	100	–
Series B convertible preferred stock – $0.01 par value, 4,000,000 shares authorized; 3,798,888 shares issued and outstanding, liquidation preference of $20,000 at December 31, 2010 and 2011, respectively	38	38	–
Series C convertible preferred stock – $0.01 par value, 11,571,500 and 11,571,500 shares authorized at December 31, and 2010 2011, respectively; 11,570,835, and 11,570,835 shares issued and outstanding, liquidation preference of $78,244 and $84,504 at December 31, 2010 and 2011, respectively	116	116	–
Series D convertible preferred stock – $0.01 par value, 6,000,000 shares authorized; 2,885,715 shares issued and outstanding, liquidation preference of $20,864 at December 31, 2011	–	29	–
Additional paid-in capital	100,344	121,977	137,105
Deficit accumulated during the development stage	(64,848)	(111,969)	(111,969)

Total stockholders’ equity	35,756	10,297	25,172

Total liabilities and stockholders’ equity	$41,031	$34,741	$34,741

See accompanying notes to the financial statements.

Coskata, Inc.

(A Development Stage Company)

Statements of Operations

(in thousands, except per share data)

				Cumulative Period From May 3, 2006 (Date of Inception) to December 31, 2011
	Year Ended December 31
	2009	2010	2011

Revenues from services	$–	$250	$–	$250
Cost of services (exclusive of depreciation in operating expenses)	–	116	–	116

Revenue less related costs	–	134	–	134
Operating expenses:
Research and development	7,399	10,128	11,573	41,028
Engineering	1,398	1,698	2,765	6,365
Selling, general and administrative	3,937	5,774	8,440	24,445
Depreciation	3,579	10,583	6,530	21,925
Accretion	134	437	476	1,047
Litigation Settlement	–	–	17,375	17,375

Total operating expenses	16,447	28,620	47,159	112,185

Loss from operations	(16,447)	(28,486)	(47,159)	(112,051)

Other income (expense):
Interest income	108	11	2	619
Interest expense	(119)	(251)	–	(561)
Other, net	–	2	36	24

Total other income (expense), net	(11)	(238)	38	82

Loss before income taxes	(16,458)	(28,724)	(47,121)	(111,969)
Income tax benefit	–	–	–	–

Net loss	$(16,458)	$(28,724)	$(47,121)	$(111,969)

Net loss per share of common stock, basic and diluted	$(2.81)	$(4.84)	$(7.80)

Weighted-average common shares outstanding, basic and diluted	5,847	5,936	6,038

Pro forma net loss per share of common stock, basic and diluted (unaudited) (Note 2)			$(1.29)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited) (Note 2)			36,419

See accompanying notes to the financial statements.

Coskata, Inc.

(A Development Stage Company)

Statements of Changes in Stockholders’ Equity

(in thousands, except share data)

											Additional Paid-in Capital	Accumulated Deficit During the Develop- ment Stage	Total Stockholders’ Equity
			Series A		Series B		Series C		Series D
	Common Stock		Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 3, 2006 (date of inception)	–	$–	–	$–	–	$–	–	$–	–	$–	$–	$–	$–
Proceeds from issuance of shares, net of issuance costs	5,363,636	5	3,000,000	30	–	–	–	–	–	–	2,888	–	2,923
Release of unvested shares subject to repurchase option	113,687	–	–	–	–	–	–	–	–	–	–	–	–
Stock compensation expense	–	–	–	–	–	–	–	–	–	–	2	–	2
Net loss	–	–	–	–	–	–	–	–	–	–	–	(829)	(829)

Balance at December 31, 2006	5,477,323	5	3,000,000	30	–	–	–	–	–	–	2,890	(829)	2,096
Proceeds from issuance of shares, net of issuance costs	–	–	7,000,000	70	–	–	–	–	–	–	6,905	–	6,975
Release of unvested shares subject to repurchase option	248,215	1	–	–	–	–	–	–	–	–	–	–	1
Stock compensation expense	–	–	–	–	–	–	–	–	–	–	46	–	46
Net loss	–	–	–	–	–	–	–	–	–	–	–	(7,028)	(7,028)

Balance at December 31, 2007	5,725,538	6	10,000,000	100	–	–	–	–	–	–	9,841	(7,857)	2,090
Proceeds from issuance of shares, net of issuance costs	–	–	–	–	3,798,888	38	6,666,665	67	–	–	58,172	–	58,277
Release of unvested shares subject to repurchase option	92,848	–	–	–	–	–	–	–	–	–	–	–	–
Exercise of stock options	22,500	–	–	–	–	–	–	–	–	–	1	–	1
Stock compensation expense	–	–	–	–	–	–	–	–	–	–	1,235	–	1,235
Net loss	–	–	–	–	–	–	–	–	–	–	–	(11,809)	(11,809)

Balance at December 31, 2008	5,840,886	6	10,000,000	100	3,798,888	38	6,666,665	67	–	–	69,249	(19,666)	49,794
Exercise of stock options	13,000	–	–	–	–	–	–	–	–	–	1	–	1
Stock compensation expense	–	–	–	–	–	–	–	–	–	–	1,168	–	1,168
Net loss	–	–	–	–	–	–	–	–	–	–	–	(16,458)	(16,458)

Balance at December 31, 2009	5,853,886	6	10,000,000	100	3,798,888	38	6,666,665	67	–	–	70,418	(36,124)	34,505
Proceeds from issuance of shares, net of issuance costs	–	–	–	–	–	–	4,904,170	49	–	–	29,247	–	29,296
Exercise of stock options	160,289	–	–	–	–	–	–	–	–	–	28	–	28
Stock compensation expense	–	–	–	–	–	–	–	–	–	–	651	–	651
Net loss	–	–	–	–	–	–	–	–	–	–	–	(28,724)	(28,724)

Balance at December 31, 2010	6,014,175	6	10,000,000	100	3,798,888	38	11,570,835	116	–	–	100,344	(64,848)	35,756
Proceeds from issuance of shares, net of issuance costs	–	–	–	–	–	–	–	–	2,885,715	29	20,121	–	20,150
Exercise of stock options	48,610	–	–	–	–	–	–	–	–	–	23	–	23
Stock compensation expense	17,000	–	–	–	–	–	–	–	–	–	1,489	–	1,489
Net loss	–	–	–	–	–	–	–	–	–	–	–	(47,121)	(47,121)

Balance at December 31, 2011	6,079,785	$6	10,000,000	$100	3,798,888	$38	11,570,835	$116	2,885,715	$29	$121,977	$(111,969)	$10,297

See accompanying notes to the financial statements.

Coskata, Inc.

(A Development Stage Company)

Statements of Cash Flows

(in thousands)

				Cumulative Period From May 3, 2006 (Date of Inception) to December 31 2011
	Year Ended December 31
	2009	2010	2011

Operating activities
Net loss	$(16,458)	$(28,724)	$(47,121)	$(111,969)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation expense	1,168	651	1,489	4,591
Depreciation expense	3,579	10,583	6,530	21,925
Accretion expense	134	437	476	1,047
Non-cash portion of litigation settlement	–	–	14,875	14,875
Write-off of engineering costs	–	–	703	703
Income from investment	(32)	–	–	(66)
Loss on disposal of equipment	–	–	–	15
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(278)	396	252	(389)
Accounts payable	264	184	(230)	468
Accrued wages and benefits	56	1,175	(501)	835
Deferred revenues	–	–	1,338	1,338
Accrued expenses and other liabilities	(225)	401	2,177	2,906

Net cash used in operating activities	(11,792)	(14,897)	(20,012)	(63,721)
Investing activities
Purchases of property, plant, and equipment	(16,045)	(7,864)	(1,134)	(37,826)
Proceeds from sale of property, plant, and equipment	–	–	–	8
Proceeds from sale of investment	10,066	–	–	10,066
Purchase of investment	–	–	–	(10,000)
Increase in restricted cash and cash equivalents	–	–	–	(500)

Net cash used in investing activities	(5,979)	(7,864)	(1,134)	(38,252)
Financing activities
Principal payments on capital lease obligations	(508)	(464)	–	(1,567)
Proceeds from issuance of shares, net of issuance costs	–	29,296	20,150	117,622
Proceeds from exercise of stock options	1	28	23	53

Net cash provided by (used in) financing activities	(507)	28,860	20,173	116,108

Net increase (decrease) in cash and cash equivalents	(18,278)	6,099	(973)	14,135
Cash and cash equivalents at beginning of period	27,287	9,009	15,108	–

Cash and cash equivalents at end of period	$9,009	$15,108	$14,135	$14,135

Supplemental cash flow information
Noncash transactions:
Equipment acquired under capital leases	$–	$–	$–	$1,567

Capitalized costs included in current liabilities	$2,289	$414	$1,449	$1,449

Cash paid during the period for interest	$104	$236	$–	$528

See accompanying notes to the financial statements.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

1.	Organization and Basis of Presentation

Coskata, Inc. (the Company) is a technology leader in alternative fuels and chemicals. The Company’s low-cost, proprietary process converts a wide variety of abundant feedstocks, such as woody biomass, agricultural residues, municipal wastes, natural gas and other carbon-containing materials, into fuels and chemicals. The Company has combined best-in-class synthesis gas production and cleaning technologies with molecular biology and process engineering capabilities to create a novel synthesis gas fermentation technology platform. While the Company’s technology platform is capable of producing multiple alternative fuels (including cellulosic ethanol) and chemicals, the Company is initially targeting the large, established ethanol market. The Company operated a production facility at demonstration-scale for more than two years and achieved what the Company believes to be the highest yield of ethanol per bone dry ton of feedstock demonstrated at this scale. In 2012 the Company expects to begin constructing its first commercial-scale cellulosic ethanol production facility. The Company believes its high yield and low production cost provide a competitive advantage compared to other producers.

The Company is a single-entity corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the state of Delaware. All assets and operations are located in the United States.

The principal activities of the Company during the period from May 3, 2006 (date of inception) through December 31, 2011 include the establishment of a research and development facility in Warrenville, Illinois, the construction and operation of the Company’s demonstration facility in Madison, Pennsylvania, the development of plans for a future full-scale production facility in Boligee, Alabama, and general business development activities that have provided significant progress toward commercialization of the Company’s proprietary technology.

The Company is defined as a development stage company. The Financial Accounting Standards Board (FASB) defines a development stage entity in FASB Accounting Standards Codification (FASB ASC) Topic 915, Development Stage Entities, as an entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exist: (a) planned principal operations have not commenced, or (b) planned principal operations have commenced, but there has been no significant revenue therefrom. The Company expects to emerge from the development stage during 2014 upon commencement of operations and generation of revenue from its first commercial-scale ethanol production facility.

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In connection with the preparation of the financial statements for the year ended December 31, 2011, the Company evaluated subsequent events through March 1, 2012, the date the 2011 financial statements were available to be issued.

For the year ended December 31, 2011, the Company incurred a net loss of $47,121,000 and had an accumulated deficit of $111,969,000. The Company expects to incur future net losses as it continues to fund the development and commercialization of its proprietary technologies.

Since inception the Company has funded its activities primarily through private placements of preferred stock. The Company’s cash and cash equivalents at December 31, 2011 totaled $14,135,000.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

Management expects that the anticipated net proceeds from this offering, the issuance of new debt financing and capital contributions by our joint venture partner will provide the Company with adequate funding for the construction of Phase I of Flagship, our planned commercial production facility.

In the event the Company needs additional cash to fund operations prior to the completion of our initial public offering, the Company has the commitment from a majority of its shareholders to provide sufficient additional equity or debt financing to continue existing operating activities during 2012.

Unaudited Pro Forma Information—The unaudited pro forma balance sheet as of December 31, 2011 reflects the automatic conversion of all outstanding shares of convertible preferred stock as of that date, plus the 2,125,000 shares of Series D convertible preferred stock issued on February 10, 2012 pursuant to the Ineos settlement litigation, into 30,380,438 shares of common stock. The preferred stock converts to common stock on a one-for-one basis for all series of preferred stock.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents primarily represent the amounts required to be maintained by the Company to comply with the requirements of a financial institution to obtain a letter of credit related to an agreement with a third party for the supply of gasification services for the Company’s demonstration facility.

Concentrations of Credit Risk and Off Balance Sheet Risk

The Company has no off balance sheet risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents. The Company’s cash and cash equivalents are maintained with two commercial banks.

In 2010, the Company had one customer, an affiliate of one of its stockholders, that represented 100% of its revenues.

Deferred Issuance Costs

In conjunction with its efforts to complete its initial public offering the Company has incurred certain third party costs directly related to this undertaking. These costs have been deferred until the successful conclusion of this effort at which time they will be offset against the proceeds of the offering and included in equity.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost at the time of acquisition. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets (or the shorter of the estimated useful lives or the lease terms, where applicable, for leasehold improvements) commencing when the assets, or major components thereof, are placed in service. The estimated useful lives, by asset class, are as follows:

Computer software and equipment	3 years
Demonstration facility, equipment and related construction	25 months – 7 years
Laboratory equipment	5 years
Furniture, fixtures and office equipment	5 years
Leasehold improvements	3 – 5 years

The cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts, and the resulting gain or loss is recognized in the same period.

Impairment of Long-Lived Assets

The Company applies guidance in FASB ASC Topic 360, Property, Plant, and Equipment, to evaluate long-lived assets for impairment, as events or changes in circumstances indicate that the carrying value of these assets may not be fully recoverable. The Company evaluates recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows associated with the expected uses and eventual disposition of those assets and compares that amount to the carrying value of these assets. When these comparisons indicate that the carrying value of those assets is greater than the respective undiscounted cash flows, the Company recognizes an impairment loss for the amount by which the carrying value exceeds the fair value.

The Company evaluates the recoverability of long-lived assets to be disposed of, whether by sale or abandonment, by comparing the carrying value of these assets to their estimated fair value less costs to sell. If the carrying value of assets to be disposed of exceeds the respective fair value less costs to sell, the Company recognizes an impairment loss for the amount of the excess.

No impairments of long-lived assets were recorded during the years ended December 31, 2010 and 2011. During the fourth quarter of 2011, the Company wrote off $703,000 of costs that had been recorded as construction-in-progress. These costs related to multiple studies for alternative engineering methods that the Company was evaluating for the design of its planned full-scale facility in Boligee, Alabama. These methods will not be used on a go-forward basis in this facility in Boligee, Alabama due to the final selection of an alternative engineering method.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, investment in a certificate of deposit and accounts payable. The carrying values of these instruments are representative of their respective fair values due to their short-term maturities.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

Revenue Recognition

We recognize revenue in accordance with FASB ASC Topic 605, Revenue Recognition. Under FASB ASC Topic 605, revenue is recognized when persuasive evidence of an arrangement exists, the related services or products are provided, the price is fixed and determinable and collectability is reasonably assured. The Company recognizes revenue as earned when services are performed and milestones accomplished under FASB ASC Topic 605-28-50-1, or ratably in instances where there is no evidence that a proportional performance model is appropriate. Once our full-scale production facility is operational, revenue will be recognized when the product is shipped, assuming all other criteria are met.

Revenue related to service-based fixed-fee engagements are recognized based on estimates of work completed versus the total services to be provided under the engagement, if the total amount of services to be provided can be reasonably and reliably estimated. Otherwise, the revenue is deferred and recognized when all the services are provided. Losses, if any, on fixed-fee engagements are recognized in the period in which the loss first becomes probable and reasonably estimable. Revenue related to performance-based engagements are recognized when all performance-based criteria are met. We may have contracts with customers to deliver multiple services. Revenue under these types of arrangements are allocated to each element (separate units of accounting) based on the element’s fair value in accordance with FASB ASC Topic 605 and recognized pursuant to the criteria described above. Reimbursable expenses related to fixed-fee engagements are recognized as revenue in the period in which the expense is incurred. Direct service related costs incurred on all types of engagements, including performance-based engagements, are generally expensed in the period in which the costs are incurred.

Differences between the timing of billings and the recognition of revenue are recognized as either unbilled services or deferred revenue. Revenues recognized for services performed but not yet billed to customers are recorded as unbilled services. Amounts billed to customers but not yet recognized as revenues are recorded as deferred revenue. Customer prepayments and retainers that are unearned are also classified as deferred (i.e., unearned) revenue and recognized over future periods as earned in accordance with the applicable engagement agreement.

The Company participates in a collaborative arrangement, which provides for the Company to perform certain activities during the development phases of the project and to participate on a joint steering committee (see Note 7). Under this arrangement, amounts due and paid to the Company are deferred until activities specified in each phase of the agreement have been performed and any obligations have been fulfilled. When recognized in the income statement, these amounts are recorded as revenue. Any deferred amounts are classified on the balance sheet as current or long-term liabilities.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. Stock options awarded to employees and non-employees are accounted for at estimated fair value, using Black-Scholes as the option valuation model, and any related compensation expense at the grant date is recognized either over the vesting period for service-based awards or in the appropriate periods for performance-based awards. The Black-Scholes option-pricing model incorporates certain assumptions, such as risk-free interest rate, expected volatility, expected dividend yield and expected life of options, in order to arrive at a fair value estimate. The Company is required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which are recognized over the requisite service period of the awards on a straight-line basis.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

Advertising Costs

Advertising costs are expensed as incurred. Such expenses for the years ended 2009, 2010 and 2011 totaled $168,000, $159,000, and $140,000, respectively. Such expenses for the period from May 3, 2006 (date of inception) through December 31, 2011 totaled $754,000. These expenses are a component of selling, general and administrative expense on our statement of operations.

Income Taxes

The Company accounts for income taxes using the asset and liability method provided by FASB ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the Company’s financial statements based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities, as well as net operating loss carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company establishes a valuation allowance against its net deferred tax assets to the extent the Company believes that it is more likely than not that it will not realize the net deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of the appropriate type of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company recognizes a tax benefit for positions taken on a tax return when such positions are considered “more likely than not” to be sustained based solely on the technical merits of each tax position. Although the Company believes that the positions taken or to be taken on its filed tax returns are appropriate, it nevertheless may establish tax and interest reserves for tax positions that do not meet the recognition threshold based on an evaluation of all available evidence. The tax reserves, if any, are reviewed as circumstances warrant and adjusted as events occur that affect the Company’s estimated liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional exposure based on current calculations, identification of new issues, issuance of administrative guidance or rendering of a court decision affecting a particular tax issue. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. At December 31, 2010 and 2011, the Company had no amounts recorded as interest and penalty reserves for uncertain tax positions.

Recent Accounting Pronouncements

In October 2009, the FASB issued new guidance ASU 2009-13 regarding revenue arrangements with multiple deliverables (under FASB ASC Topic 605). This new guidance requires companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable and allocate arrangement consideration using the relative selling price method, even though such deliverables are not sold separately either by the company or by other vendors. The guidance also expands the disclosure requirements to require that an entity provide both qualitative and quantitative information about the significant judgments made in applying this guidance. This new guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We adopted this pronouncement effective January 1, 2011. The adoption of this pronouncement did not have a significant impact on our financial statements.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures—Improving Disclosures above Fair Value Measurements, which requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers; and to disclose separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3 inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements, which was effective for fiscal years beginning after December 15, 2010. We adopted this pronouncement effective January 1, 2010. The adoption of this amendment did not have a material impact on our financial statements.

In April 2010, the FASB issued new guidance ASU 2010-17 regarding the milestone method of revenue recognition (under FASB ASC Topic 605). This new update provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. Research or development arrangements frequently include payment provisions whereby a portion or all of the consideration is contingent upon milestone events, such as achieving a specific result from the research and development efforts. This new guidance is effective prospectively for milestones achieved in fiscal years beginning on or after June 15, 2010. We adopted this pronouncement effective January 1, 2011. The adoption of this pronouncement did not have a significant impact on our financial statements.

In May 2011, the FASB issued updated guidance Accounting Standards Update 2011-04 to improve the comparability of fair value measurements between GAAP and International Financial Reporting Standards. This update amends the accounting rules for fair value measurements and disclosure. The amendments are of two types: (i) those that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for us beginning in the first quarter of 2012. We do not believe the adoption of this update will have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity. Instead, we must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. This guidance will be effective for us beginning in the first quarter of 2012. We do not expect the guidance to impact our financial statements, as it only requires a change in the format of presentation.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

There have been no other recent accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements, nor do we believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

Employee Benefit Plan

The Company sponsors a 401(k) defined contribution plan covering all eligible employees. Employee contributions to the plan are voluntary. The Company has not and does not presently contribute to the plan. New employees can join the plan after one month of service.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences may be material to the financial statements.

Comprehensive Loss

Comprehensive loss equals the net loss for all periods presented.

Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share of Common Stock

Basic net loss per share of common stock is computed by dividing the Company’s net loss attributable to its stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share of common stock is computed by giving effect to all potentially dilutive securities, including stock options, warrants and convertible preferred stock. Basic and diluted net loss per share of common stock attributable to the Company’s stockholders was the same for all periods presented on the statements of operations, as the inclusion of all potentially dilutive securities outstanding would have been anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net loss per share are the same for each period presented.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

The following table presents the calculation of historical and pro forma basic and diluted net loss per share of common stock attributable to the Company’s stockholders:

	Year Ended December 31,
	2009	2010	2011	2011 - Pro Forma (1)	2011 - Pro Forma (2)
				(Unaudited)	(Unaudited)
Basic and dilutive numerator:

Numerator:

Net loss attributable to common stockholders - historical basic and diluted	$(16,458)	$(28,724)	$(47,121)	$(47,121)	$(47,121)

Denominator:

Weighted-average shares of common stock used in computing net loss per share of common stock - basic and diluted	5,847	5,936	6,038	6,038	6,038

Pro forma adjustment to reflect the effect of assumed conversion of convertible preferred stock:
Series A				10,000	10,000
Series B				3,799	3,799
Series C				11,571	11,571
Series D				1,186	5,011

Pro forma shares of common stock used in computing net loss per share of common stock - basic and diluted				32,594	36,419

Net loss per share of common stock attributable to common stock - basic and diluted	$(2.81)	$(4.84)	$(7.80)

Pro forma net loss per share of common stock attributable to common stock - basic and diluted				$(1.45)	$(1.29)

(1)	Assumes automatic conversion of all weighted-average outstanding shares of our convertible preferred stock upon completion of our initial public offering.
(2)

Assumes automatic conversion of all outstanding shares of our convertible preferred stock upon completion of our initial public offering and includes 2,125,000 shares of our Series D convertible stock issued on February 10, 2012 pursuant to the litigation settlement with Ineos.

The following weighted-average outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Convertible preferred stock	20,466	23,631	26,556
Convertible preferred stock warrants	53	53	53
Common stock warrants and non-plan grant	70	70	70
Stock options exercisable into common stock	4,983	5,579	5,457

Total	25,572	29,333	32,136

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

3.	Property, Plant, and Equipment

Property, plant, and equipment consist of the following (in thousands):

	December 31,
	2010	2011
Computer software and equipment	$593	$646
Demonstration facility	27,789	27,815
Laboratory equipment	3,803	5,161
Furniture, fixtures, and office equipment	111	124
Leasehold improvements	648	759
Construction-in-progress	7,228	6,402

	40,172	40,907
Less accumulated depreciation and amortization	(15,390)	(21,920)

	$24,782	$18,987

During 2009, the Company completed the construction of a demonstration facility at a third party host site. Included in the cost amounts above related to the demonstration facility were $1.5 million at December 31, 2010 and 2011 relating to the Company’s future obligation to dismantle the facility and to restore the site as required under the agreement with the site host (see Note 8). The capitalized cost obligation to dismantle and restore the site was amortized as depreciation expense over the estimated life of the demonstration facility and at December 31, 2011 these costs had been fully depreciated.

Construction-in-progress primarily represents the engineering and other costs related to the construction of the Company’s first commercial scale facility, planned for Boligee, Alabama. No interest expense has been capitalized in connection with the construction of any facilities. During the fourth quarter of 2011, the Company wrote off $703,000 of costs that had been recorded as construction-in-progress. These costs related to multiple studies for alternative engineering methods that the Company was evaluating for the design of its planned full-scale facility in Boligee, Alabama. These methods will not be used on a go-forward basis in this facility in Boligee, Alabama due to the final selection of an alternative engineering method.

Depreciation and amortization expense for the years ended December 31, 2009, 2010 and 2011, and for the period from May 3, 2006 (date of inception) through December 31, 2011, was $3,579,000, $10,583,000, $6,530,000, and $21,925,000, respectively. During 2010, the Company extended the estimated useful lives of certain assets relating to the demonstration facility (see Note 8). The change in estimate resulted in a reduction of approximately $1.9 million of annual depreciation expense that would have otherwise been recorded in 2010 and was recognized in 2011.

4.	Stockholders’ Equity

Common Stock

The Company was incorporated on May 3, 2006 and issued its initial founding shares in June 2006. At December 31, 2009, the Company had 36,400,000 authorized shares of common stock. In April 2010, the Company increased the authorized number of common stock shares to 43,400,000, and, in August 2011, further

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

increased the authorized number of common stock shares to 48,400,000. The Company had issued and outstanding common shares of 6,014,175 and 6,079,785 as of December 31, 2010 and 2011, respectively.

The common stockholders are entitled to appoint four board members, one of whom is stipulated to be the Chief Executive Officer, one as nominated by a specified stockholder and two independent board members.

Restricted Common Stock and Repurchase Options

The Company and the founding stockholder entered into an agreement that, among other things, restricts the transfer of the common shares under certain conditions. The agreement also provided the Company with an option, but not the obligation, to repurchase the common stock held by the stockholder for $0.01 per share, subject to certain contingent events. Upon the sale of the Series B preferred stock, the Company’s repurchase option under this agreement expired.

In August 2006, the Company issued 454,750 shares of common stock to an officer of the Company for the purchase price of $0.001 per share. The common stock purchase agreement provided the Company with an option, but not the obligation, to repurchase the common stock held by the stockholder for the original cash purchase price of $0.001 per share, subject to certain contingent events, including the voluntary or involuntary termination of the officer from the Company. The purchase agreement also provided for the release of the common shares from the repurchase option in installments, pursuant to the following schedule: (i) 113,687 shares released on August 1, 2006; (ii) 181,900 shares released on July 1, 2007; and (iii) 159,163 shares released evenly on a monthly basis from August 2007 to July 2008. On July 1, 2008, the final installment of the shares was released from the Company’s repurchase option. The agreement also restricts the transfer or disposal of these common shares or any beneficial interest therein until an initial public offering of the Company’s common stock or as otherwise provided in the common stock purchase agreement.

Common Stock Warrants

The Company has issued two warrants to purchase an aggregate of 60,000 shares of our common stock. One was granted in December 2006 for 35,000 shares with an exercise price of $0.10 per share. This warrant was issued pursuant to a joint development agreement with a third party. The other warrant was granted in June 2007 for 25,000 shares with an exercise price of $0.14 per share. This warrant was issued pursuant to a joint development agreement with a third party. The aggregate fair value of these warrants was estimated at $8,000.

Preferred Stock and Convertible Preferred Stock

At December 31, 2010 and 2011, the Company had 10,052,500 authorized shares of Series A convertible preferred stock. During June 2006 and June 2007, the Company issued 3,000,000 and 7,000,000 shares, respectively, of Series A convertible preferred stock for total proceeds of $10,000,000, or $1.00 per share, before issuance costs.

At December 31, 2010 and 2011, the Company had 4,000,000 authorized shares of Series B convertible preferred stock. During January and February 2008, the Company issued 2,754,195 and 1,044,693 shares, respectively, of Series B convertible preferred stock for total proceeds of $20,000,000, or $5.26 per share, before issuance costs.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

At December 31, 2009, the Company had 6,666,665 authorized split-adjusted shares of Series C convertible preferred stock. In April 2010, the Company increased the authorized number of Series C convertible preferred shares to 10,625,500. In August 2010, the Company increased the authorized number of Series C convertible preferred shares to 11,571,500. In October 2008, the Company issued 4,893,865 shares of Series C convertible preferred stock for total proceeds of $40,000,000, or $8.17 per share, before issuance costs. On April 19, 2010, in connection with an offering of Series C convertible preferred stock, the Company issued an additional 1,772,800 shares of Series C convertible preferred stock to effect a split of the existing Series C convertible preferred stock on the ratio of 1.36225 shares of Series C convertible preferred stock for each one share of existing Series C convertible preferred stock. On April 19, 2010, the Company also issued 3,958,337 shares of Series C convertible preferred stock for total proceeds of $23,750,000, or $6.00 per share, before issuance costs. On August 3, 2010, the Company issued an additional 945,833 shares of Series C convertible preferred stock for total proceeds of $5,675,000, or $6.00 per share, before issuance costs.

In August 2011, the Company authorized 6,000,000 shares of Series D convertible preferred stock. Also in August 2011, the Company issued 2,885,715 shares of Series D convertible preferred stock for total proceeds of $20,200,000, or $7.00 per share, before issuance costs. See Note 11 Subsequent Events for additional Series D shares issued pursuant to the Ineos litigation settlement on Janaury 12, 2012.

The convertible preferred stock is recorded at fair value on the dates of issuance, net of issuance costs. A summary of convertible preferred stock issued and outstanding is as follows (amounts in thousands, except per share data):

	December 31, 2010
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference per Share	(in thousands)
				Liquidation Amount	Carrying Value

Series A	10,052,500	10,000,000	$1.00	$10,000	$100
Series B	4,000,000	3,798,888	$5.26	20,000	38
Series C (1)	11,571,500	11,570,835	$6.76	78,244	116

Total	25,624,000	25,369,723		$108,244	$254

	December 31, 2011
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference per Share	(in thousands)
				Liquidation	Carrying
				Amount	Value
Series A	10,052,500	10,000,000	$1.00	$10,000	$100
Series B	4,000,000	3,798,888	$5.26	20,000	38
Series C (1)	11,571,500	11,570,835	$7.30	84,504	116
Series D (1)	6,000,000	2,885,715	$7.23	20,864	29

Total	31,624,000	28,255,438		$135,368	$283

Note (1): The liquidation amount for Series C and D include undeclared cumulative dividends compounded annually.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

Rights, preferences and privileges of the convertible preferred stock

Voting — The Series A convertible preferred stockholders are entitled to appoint two members to the Company’s Board of Directors (“the Board”). The Series B convertible preferred stockholders are entitled to appoint one member to the Company’s the Board, as nominated by a specified stockholder. The Series C convertible preferred stockholders are entitled to appoint two members to the Company’s Board, both of whom must be nominated by specified stockholders. The Series A, B, and C convertible preferred stockholders are entitled to one vote per equivalent common share. Holders of convertible preferred stock vote together with the holders of common stock and common stock as a single class.

Dividends — The holders of the Series A preferred stock, in preference to the holders of common shares, are entitled to receive, on a pari passu basis, when, as, and if declared by the Board, cash dividends at the rate of 8% of the Series A original issue price stock per annum. The Board is under no obligation to declare dividends on the Series A preferred stock; no rights accrue to the holders of the Series A convertible preferred stock if dividends are not declared; and any dividends on the Series A convertible preferred stock are noncumulative. The Company shall not declare, pay, or set aside any dividends on shares of Series A convertible preferred stock unless the cumulative preferred dividends have been fully paid to the holders of the Series C convertible preferred stock prior to the declaration, payment, or setting aside of any such dividend.

The holders of the Series B convertible preferred stock, in preference to the holders of common shares, are entitled to receive, on a pari passu basis, when, as, and if declared by the Board, cash dividends at the rate of 8% of the Series B original issue price per annum. The Board is under no obligation to declare dividends on the Series B convertible preferred stock; no rights accrue to the holders of the Series B convertible preferred stock if dividends are not declared; and any dividends on the Series B convertible preferred stock are noncumulative. The Company shall not declare, pay, or set aside any dividends on shares of Series B convertible preferred stock unless the cumulative preferred dividends have been fully paid to the holders of the Series C convertible preferred stock prior to the declaration, payment, or setting aside of any such dividend.

The holders of the Series C convertible preferred stock, in preference to the holders of common shares and the Series A and B preferred stock, are entitled to receive cumulative dividends at the rate of 8% of the Series C original issue price per annum, compounded annually, payable in cash if and when declared by the Board from legally available funds. The cumulative dividends will be forfeited upon any conversion of the Series C convertible preferred stock. The holders of the Series C convertible preferred stock also shall be entitled to participate pro rata in any dividends paid on the common shares on an as-if-converted basis. The aggregate and per-share amounts of cumulative preferred dividends in arrears were $15,079,000 and $1.30, respectively, at December 31, 2011, and $8,819,000 and $0.76, respectively, at December 31, 2010.

The holders of the Series D preferred stock, in preference to the holders of common shares and the Series A and B preferred stock, are entitled to receive cumulative dividends at the rate of 8% of the Series D original issue price per annum, compounded annually, payable in cash if and when declared by the Board from legally available funds. The cumulative dividends will be forfeited upon any conversion of the Series D preferred stock. The holders of the Series D preferred stock also shall be entitled to participate pro rata in any dividends paid on the common shares on an as-if-converted basis. The aggregate and per-share amounts of cumulative preferred dividends in arrears were $664,000 and $0.23, respectively, at December 31, 2011,

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

Liquidation Preferences — In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the convertible preferred stock are entitled to be paid out of the assets of the Company available for distribution before any payment is made to the holders of common stock, an amount equal to the greater of (i) the original purchase price plus all accrued and unpaid dividends on the convertible preferred stock and (ii) the aggregate amount that would have been paid with respect to the common stock issuable upon conversion of convertible preferred stock had all of the outstanding convertible preferred stock been converted into common stock. After the payment of the original purchase price plus all accrued or declared but unpaid dividends (if any) to the holders of the convertible preferred stock, the remaining assets shall be distributed to the holders of the common stock.

Conversion — The Series A, B, C and D convertible preferred stock can be voluntarily converted into a like number of common stock at any time and without additional consideration from the holder.

The Series A, B, C and D convertible preferred stock shall be automatically converted into common stock: (i) upon either the closing of the sale of shares of common stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds at a price per share no less than the Series D Original Issue Price (a Qualified Public Offering), or (ii) by vote or written consent of the holders of two-thirds of the then-outstanding shares of Series A, B, C and D convertible preferred stock. The conversion rate for the Series A, B, C and D convertible preferred stock is subject to change in accordance with the antidilution provision contained in the agreement with those holders.

Preferred Stock Protective Provisions

Conditioned on a minimum threshold number of each series of preferred stock that are outstanding, the Company is restricted from any of the following actions without the written consent of the holders of two-thirds of the outstanding shares of preferred stock:

(a)	Changing the rights, preferences, privileges, or restrictions of the preferred stock or the common shares;

(b)	Amending or waiving any provision of the Certificate of Incorporation or Bylaws of the Company;

(c)	Increasing or decreasing the number of authorized shares of common or preferred stock;

(d)	Creating any additional class or series of shares unless the same ranks junior to each series of preferred stock;

(e)	Purchasing or redeeming shares of the Company other than in limited, stipulated situations;

(f)	Liquidating, recapitalizing, or reorganizing the Company, or selling or otherwise disposing of the Company’s intellectual property;

(g)	Paying or declaring dividends except in stipulated, limited situations; or

(h)	Increasing or decreasing the authorized number of directors that constitute the Company’s Board.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

Warrants Issued in Connection with Equipment Loans

The Company had an unexercised Series A convertible preferred stock warrant granted on September 18, 2007 for 52,500 shares with an exercise price of $1.00 per share. This warrant was issued pursuant to a master lease agreement with a stockholder. The fair value of these warrants was estimated at $7,000.

5.	Employee Stock-Based Compensation

The Stock Option Plan

On June 1, 2006, the Company’s Board adopted the Coskata Inc. 2006 Stock Option Plan. On November 1, 2007, the Board adopted the Amended and Restated 2006 Stock Option Plan (the Stock Option Plan). Under the terms of the Stock Option Plan, options to purchase common shares of the Company may be granted to independent directors, employees or consultants. Options granted under the Stock Option Plan may be incentive stock options or non-qualified stock options, each as defined under the Stock Option Plan and as determined at the time of the grant. At December 31, 2010, the Company had reserved 6,039,650 shares of common stock for issuance under the Stock Option Plan. In August 2011, the Company increased the reserve to 7,039,650 shares of common stock that are available for issuance under the Stock Option Plan. Options granted under the Stock Option Plan are subject to a number of terms and conditions, including the following:

(a)	The maximum number of options that may be granted to any service provider in a calendar year is 2,000,000, subject to certain conditions.

(b)	The exercise price of an option shall be no less than the fair market value of the common shares on the date of the grant of such option.

(c)	The Company’s Board shall determine the time during which any options may vest and the method of vesting, or that no vesting restriction shall exist.

(d)

The term of each option will be as stated in each option agreement with a maximum term of 10 years from the date of the grant, subject to any limits of any law or other regulatory body having jurisdiction.

(e)	An option will terminate three months after the holder ceases to be an eligible participant (i.e., upon ceasing to be a director, officer or consultant of the Company).

(f)

In the event of the death of an eligible participant, the option will be exercisable, unless by its terms it sooner terminates or expires, within 12 months following such death by the holder’s estate or by a person who acquires the right to exercise the option by bequest or inheritance.

(g)	Options are nontransferable other than by will or by the laws of descent or distribution.

(h)	No options may be granted under the Stock Option Plan after May 31, 2016.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

Other than options that vest on the grant date, options generally vest ratably over two to five years from the date of the grant.

Stock-Based Compensation Expense

Stock-based compensation costs are recognized over the requisite service period of the awards on a straight-line basis over the service period during which awards are expected to vest. During the years ended December 31, 2009, 2010 and 2011, and for the period from May 3, 2006 (date of inception) through December 31, 2011, the Company recognized compensation expense of $1,168,000, $651,000, $1,489,000, and $4,591,000 , respectively. At December 31, 2011, there was approximately $3.0 million of unrecognized compensation expense under the Stock Option Plan for both service-based and performance-based stock options. This expense is expected to be recognized over a weighted-average vesting period of 2.6 years.

The fair value of the stock options under the Stock Option Plan has been estimated using the Black-Scholes option valuation model, utilizing the following weighted–average assumptions:

	2009	2010	2011
Risk-free interest rate	1.87% - 3.28%	1.38% - 3.20%	0.39% - 2.69%
Expected volatility	100%	100%	95.5% - 103%
Expected option term (in years)	5.0 - 6.5	5.0 - 6.5	5.0 - 6.5
Expected dividend yield	0.00%	0.00%	0.00%

Expected Option Term - The expected life of options granted for all periods was determined using the simplified method, which is calculated by taking the average of the vesting term and contractual life of the option grant.

Volatility - The expected volatility is derived from the historical volatilities of several unrelated public companies within the industry over a period equal to the expected term of the options because there is no trading history to use for calculating the volatility of the Company’s own common stock. The Company based the analysis of expected volatility on reported data for comparable companies that issued options with substantially similar terms using an average of the historical volatility measures of this group of comparable companies.

Dividends - The Company has never paid dividends and has no plans to pay dividends.

Risk-free Interest Rate - The risk-free interest rate is based on the U.S. Treasury zero-coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Since the Company has a short history of issuing options, the expected option term disclosed above and used in the Black-Scholes option valuation was calculated by formula reflecting the term of the grants and the respective vesting period of each grant. The Company has no reason to conclude that a shorter or longer term is more appropriate.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

Stock-Based Compensation Expense

Total stock-based compensation expense is recorded within research and development, engineering, and selling, general and administrative for the years ended December 31, 2009, 2010, and 2011, and for the period from May 3, 2006 (date of inception) to December 31, 2011, as follows, in thousands:

	Year Ended December 31,			May 3, 2006 (Date of Inception) to December 31, 2011

	2009	2010	2011
Research and development	$414	$155	$200	$868
Engineering	196	103	173	502
Selling general and administrative	558	393	1,116	3,221

Total stock-based compensation	$1,168	$651	$1,489	$4,591

During the years ended December 31, 2009, 2010 and 2011, and for the period from May 3, 2006 (date of inception) through December 31, 2011, the Company recognized income tax benefits of $103,000, $90,000, $350,000 and $978,000, respectively. Valuation allowances have been fully recorded against these tax benefits.

The table below summarizes stock option activity for the 2006 stock option plan:

	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2008	4,283,000	$0.69
Granted	1,035,848	$1.92
Exercised	(13,000)	$0.10
Forfeited	(62,000)	$0.62

Outstanding at December 31, 2009	5,243,848	$0.94
Granted	652,900	$1.92
Exercised	(160,289)	$0.18
Forfeited	(91,047)	$1.10

Outstanding at December 31, 2010	5,645,412	$1.07	7.6
Granted	652,400	$5.41
Exercised	(48,610)	$0.48
Forfeited	(193,507)	$1.09

Outstanding at December 31, 2011	6,055,695	$1.54	6.9	$24,320

Options vested and exercisable	4,602,865	$1.17	6.6	$20,202

Options outstanding expected to vest	1,419,124

Included in the 652,400 options granted in 2011 are 100,000 performance-based stock options granted to an officer of the Company at an exercise price of $5.56. This award will vest upon the Company’s successful completion of an initial public offering. The compensation expense for this stock option grant will be recognized when the Company completes its initial public offering.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

The weighted-average grant date fair value of stock options granted using the Black-Scholes option-pricing model during the years ended December 31, 2009, 2010, and 2011, and for the period from May 3, 2006 (date of inception) to December 31, 2011 were $1.51, $1.58, $4.22, and $1.16, respectively. The total grant date fair value of stock options vested during the years ended December 31, 2009, 2010, and 2011, and for the period from May 3, 2006 (date of inception) to December 31, 2011 were $0.4 million, $1.2 million, $1.5 million, and $4.4 million, respectively.

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2009, 2010 and 2011, and for the period from May 3, 2006 (date of inception) to December 31, 2011 were $24,000, $281,000, $86,000 and $417,000, respectively. Total proceeds from the exercise of stock options were $1,000, $28,000, $23,000, and $53,000 for the years ended December 31, 2009, 2010 and 2011, and for the period from May 3, 2006 (date of inception) to December 31, 2011, respectively.

6.	Commitments and Contingencies

During 2009, the Company completed the construction of a demonstration facility at the site of a third party host. A $360,000 prepayment was made during 2008 to the gasification host for services to be rendered by the host once the demonstration facility commenced operations. Additional amounts were also due to the host each time the gasification unit was operated to provide services to the demonstration facility. The original agreement included an expression of intent by both parties to perform a number of gasification runs that, if and when conducted, would obligate the Company to pay approximately $2.3 million in addition to the prepaid amount. During the years ended December 31, 2009 and 2010 the Company paid or was credited $450,000 and $225,000, respectively, of this original $2.3 million commitment. In 2010, the agreement with the host was extended, which revised the obligated gasification runs to $1.7 million, and added a termination fee of $2.5 million. The termination fee was to be reduced by certain monthly fee payments made to the host. During 2010, the Company paid $800,000 toward the termination fee and paid or was credited $280,000 of the new gasification run commitment. In 2011, the contract with the host was further amended reducing the committed gasification runs to $1.2 million. During 2011, the Company used and paid the remaining committed $1.2 million of gasification runs. For 2012, the Company will pay the host a fixed fee of $20,000 per month until such time as the demonstration facility has been removed, with a minimum commitment through March 2012.

The original $360,000 deposit and additional upfront amounts paid to the gasification host were expensed based on the number of gasification runs expected over the term of the agreement. At December 31, 2010 and 2011, these prepaid costs were $192,000 and $0, respectively, and these amounts are included in prepaid expenses and other current assets on the accompanying balance sheets.

The agreement with the host requires the demonstration facility to be removed from the site and for the Company to return the host site to its original condition (see Note 8).

During 2008, the Company initiated work on a commercial scale facility by entering into an agreement with an option to procure a parcel of property on which to locate a commercial facility. Unless extended, the agreement requires the Company to purchase the property by June 2012. Under the agreement, the Company has made payments totaling $150,000 through December 31, 2011, of which $125,000 is nonrefundable but may be applied to the final purchase price and $25,000 is a deposit held in escrow. The Company has engaged a professional engineering firm to begin the necessary engineering work to design the plant to be constructed on that parcel of property.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

The Company entered into operating lease agreements in 2007 for office and research and development facilities. The lease agreements had an expiration date of August 2011 and had escalating base monthly rental payments ranging from $20,129 to $31,548, plus an additional monthly payment for real estate taxes and common area maintenance fees related to the building. The Company had an option to renew these leases for an additional five-year term at a lease rate as defined in the agreements. On August 6, 2010, the Company amended the lease agreements. The new lease agreements shall expire on November 30, 2015, and have escalating base monthly rental payments ranging from $33,654 to $37,878, plus an additional monthly payment for real estate taxes and common area maintenance fees related to the building. The Company has an option to renew these leases for an additional five-year term at a lease rate as defined in the agreement.

The Company recognizes operating lease rental expense on a straight-line basis over the term of the lease. Rent expense for the years ended December 31, 2009, 2010 and 2011, and for the period from May 3, 2006 (date of inception) through December 31, 2011, was $431,000, $448,000, $586,000 and $2,191,000, respectively.

Future minimum lease payments under all noncancelable leases are as follows (in thousands):

Operating Leases
Year ending December 31:
2012	$477
2013	430
2014	442
2015	417

Total future minimum lease payments	$1,766

Litigation

A complaint was filed with the Clerk of the 18th Judicial Circuit Court on March 24, 2010, by Ineos Bio USA, LLC and Ineos Bio Ltd. against the Company and a former employee of the Company, alleging potentially conflicting proprietary rights that relate to the Company’s intellectual property, including misappropriation of trade secrets. Ineos Bio sought injunctive and monetary relief in an unspecified amount. On March 8, 2011, the Company filed a state anti-trust claim and an abuse of process claim against Ineos Bio as part of this litigation. The Company’s claim sought to enjoin Ineos Bio from violating Illinois antitrust regulations, as well as punitive damages, attorney’s fees, and treble damages. The parties in the Ineos litigation signed a settlement agreement on January 12, 2012, pursuant to which Ineos received from the Company a $2.5 million cash payment and 2,125,000 shares of Series D preferred stock. Given the agreed settlement, the Company recorded $17,375,000 for the Ineos litigation settlement liability in its financial statements as of December 31, 2011. The $17,375,000 includes the $2,500,000 cash payment due plus $14,875,000 for the estimated fair value of the preferred stock portion of the agreement at a value of $7 per share. In addition, Ineos has the right to receive 2.5% of future ethanol royalties and license fees received by us from third parties who license our technology, subject to a cap with a net present value of $20 million, which will be increased based on future interest rates. See Note 11 for further information.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

From time to time, the Company is involved in legal proceedings and litigation arising in the ordinary course of business. Currently, we are not a party to or threatened with any other litigation or legal proceeding that, in the opinion of management, could have a material adverse effect on our financial position or results of operations. However, due to the risks and uncertainties inherent in legal proceedings, actual results could differ from current expected results.

7.	Related-Party Transactions

The Company had three capital lease agreements with TriplePoint Capital LLC, an investor. The Company entered into these capital lease agreements during 2006 and 2007 to acquire certain office and laboratory equipment. The first capital lease agreement for $67,000 matured on October 1, 2009, while the other two capital lease agreements of $1,500,000 matured on October 1, 2010. At the maturity of the capital leases, the Company exercised its contractual right to purchase the equipment at 10% of the original cost of the equipment. The cost of the office and laboratory equipment capitalized in conjunction with these capital leases included in property, plant, and equipment in the accompanying balance sheets was $1,567,000 at December 31, 2010 and 2011. The related accumulated depreciation was $961,000 and $1,275,000 as of December 31, 2010 and 2011, respectively.

In 2010, the Company entered into an agreement with an affiliate of one of our stockholders to perform engineering project services. The Company recognized $250,000 in revenue related to the services performed and the agreement was terminated in 2011.

On December 20, 2010, the Company entered into a collaborative joint development agreement (JDA) with an affiliate of one of our stockholders to collaborate on developing, industrializing, and commercializing a new technology and/or process involving microorganisms to convert synthesis gas by fermentation into a mixture of propanol and related by-products. The JDA summarizes the project into three phases of activities, with entry into a subsequent phase dependent on the successful completion of the predecessor phase. The successful conclusion of this JDA would result in both parties having ownership and licensing rights to the resulting technology and/or process. During each phase of the development, both parties have obligations to jointly fund and/or perform the activities necessary to complete that phase. A joint Steering Committee monitors and approves the efforts undertaken within the scope of the JDA, including the decision to move into the next phase of activity.

At the signing of the agreement, the related party was obligated to pay $1,300,000 to the Company as a contribution toward the funding of capital expenditures for the materials required and dedicated to the JDA. These materials will be solely owned by the Company and will be used under terms and conditions to be agreed upon. An initial 50% of this amount was due upon receipt of invoice at the signing of the agreement on December 20, 2010 and the remaining 50% was due during 2011. These payments are nonrefundable. No payment had been received under the agreement as of December 31, 2010. As of December 31, 2011, the total cash payments of $1,300,000 due under the agreement were received and are recorded on the balance sheet in deferred revenue until realized.

The Company’s policy is to defer any payments received under collaborative arrangements and to recognize these amounts over the development period as services are performed, milestones are met and obligations are fulfilled. When recognized, these amounts are classified in the income statement as revenue. To date, no revenue amounts have been recognized in the statement of operations related to the JDA.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

8.	Asset Retirement Obligations

The Company’s asset retirement obligation represents the estimated fair value of the future costs to dismantle the demonstration facility and to restore the host site as required by the agreement with the site host.

The Company estimates its asset retirement obligation for demobilization and site restoration costs based upon calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted, risk-free rate of 21.2%. During 2009, the Company recorded $1,901,000 for the asset retirement obligation, with a corresponding amount recorded as an asset and included in the cost of the demonstration facility (see Note 3). During 2010, the Company revised the estimated fair value of the Company’s future obligation downward by $373,000, with a corresponding decrease in the amount recorded as an asset. The asset will be amortized ratably over the expected site life of the demonstration unit and the liability will be accreted over the same period. The projected start date for performing the required site restoration is estimated to be the first quarter of 2012. Changes in estimates will be accounted for prospectively and could occur due to changes in estimated costs or changes in timing of the demobilization and restoration activities.

The following table describes all changes to the Company’s asset retirement obligation liability:

	December 31,
	2009	2010	2011
	(in thousands)
Asset retirement obligation at beginning of year	$–	$2,034	$2,098
Liabilities incurred	1,901	–	–
Accretion expense	133	437	476
Revision in estimated cash flows	–	(373)	–

Asset retirement obligation at end of period	$2,034	$2,098	$2,574

The agreement required that the Company have a $500,000 irrevocable standby letter of credit in place, renewable annually, to secure these obligations. As of December 31, 2010 and 2011, the Company used a $500,000 short-term certificate of deposit as collateral to secure the annual standby letter of credit.

9.	Fair Value Measurement

The Company applies the fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level 1 – Quoted market prices in active markets for identical assets or liabilities.

•

Level 2 – Quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

•	Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considering counterparty credit risk in its assessment of fair value.

Financial assets and liabilities carried at fair value as of December 31, 2011, are classified in one of the three levels as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Money market funds	$–	$13,610	$–	$13,610
Certificate of deposit	–	504	–	504

Total	$–	$14,114	$–	$14,114

On the accompanying balance sheets, the certificate of deposit is considered a current cash equivalent, of which $500,000 is restricted.

The Company’s assets and liabilities that are measured at fair value on a non-recurring basis include long-lived assets. These items are recognized at fair value when they are considered to be impaired. At December 31, 2011, there were no required fair value adjustments for assets and liabilities measured at fair value on a non-recurring basis.

10.	Income Taxes

The provision (benefit) for income taxes consisted of the following for the years ended December 31, 2009, 2010 and 2011 (in thousands):

Year Ended December 31
	2009	2010	2011
Current:
Federal	$–	$–	$–
State	–	–	–

	–	–	–
Deferred:
Federal	–	–	–
State	–	–	–

	–	–	–

	$–	$–	$–

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

The differences in the provision (benefit) for income taxes and the amounts determined by applying the federal statutory rate of 34% for the years ended December 31, 2009 and 2010 and 35% for the year ended December 31, 2011 to income before income taxes are as follows:

	Year Ended December 31
	2009	2010	2011
Income tax at statutory rate	(34.0)%	(34.0)%	(35.0)%
State taxes	(4.8)	(4.8)	(5.4)
Nondeductible items	2.2	0.6	0.5
Research and development tax credits	(2.3)	0.3	(0.6)
Tax rate changes on deferred tax assets	–	–	(1.6)
Other	(0.3)	(0.2)	(0.4)
Increase in valuation allowances	39.2	38.1	42.5

	—%	—%	—%

For 2011, the Company determined that the 35% federal statutory rate was more appropriate given its current loss carryforward and deferred tax asset utilization projections.

The Company files U.S. and state income tax returns with varying statutes of limitations. During 2010, the Internal Revenue Service conducted an audit of the Company’s tax returns, including the research and development tax credits determined for the tax years 2006 through 2008. Also, in 2010, the Illinois Department of Revenue conducted a similar audit of the Company’s tax returns, including research and development tax credits determined for the tax years 2007 and 2008. As a result of these examinations, certain costs were disallowed as qualified research and development costs, resulting in a decrease of approximately $200,000 to the Company’s research and development tax credit carry forward. In addition, certain deductions taken in prior years were determined to be start-up related costs pursuant to the Internal Revenue Code and, as a result, those costs were capitalized as start-up costs for tax purposes and will be amortized over a 15-year period. The tax years from the Company’s inception date in 2006 and going forward remain open to examination due to the carryover of unused net operating losses and tax credits.

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

After adjustments relating to the tax examinations described above, the Company’s deferred tax assets and liabilities consist of the following (in thousands):

	December 31
	2010	2011
Deferred tax assets:
Net operating loss carryforwards	$16,070	$27,488
Accrued litigation settlement	–	7,015
Start-up costs	6,071	5,535
Property, plant, and equipment	1,546	1,916
Tax credits	988	1,275
Stock-based compensation	617	965
Accruals and reserves	352	1,442

Subtotal	25,644	45,636
Valuation allowance	(25,644)	(45,636)

Total deferred tax assets	$–	$–

As of December 31, 2010 and 2011, the Company recorded a full valuation allowance against its total deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making the assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because it is not currently able to conclude that it is more likely than not that these assets will be realized. All valuation allowance reversals would be credited to income tax expense.

At December 31, 2010 and 2011, the Company had federal net operating loss carryforwards of $41,236,000 and $68,099,000, respectively, which begin to expire in 2027, and state net operating loss carryforwards of $42,193,000 and $71,521,000 respectively, which begin to expire in 2019.

At December 31, 2010 and 2011, the Company has federal research and development tax credits of $805,000 and $1,068,000, respectively, which begin to expire in 2027, and state research and development tax credits of $278,000 and $319,000, respectively, of which $84,000 expires in 2012 and $187,000 expires in 2013.

The utilization of the net operating loss carryforwards, tax credits and certain deferred tax assets may be limited in the future under Section 382 of the Internal Revenue Code.

Unrecognized tax benefits in the amounts of $0 and $155,000 have been netted against net operating loss carryforwards in the above deferred tax asset table at December 31, 2010 and 2011, respectively. The increase in 2011 is due to $134,000 in unrecognized tax benefits as a result of the positions taken during a prior period and $21,000 in unrecognized tax benefit as a result of tax positions taken during the current period. No amounts for interest and penalties have been accrued because any tax position adjustments would be offset by utilizing net operating loss carryforwards. Any recorded amounts of unrecognized tax benefits, if recognized, are solely

Coskata, Inc.

(A development stage company)

Notes to Financial Statements

As of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011.

timing related items and would not affect the income statement. The Company does not expect that any changes in the estimated liability for unrecognized tax benefits during the next 12 months will have a significant impact on its financial position or results of operations because any potential adjustments are expected to be offset by either net operating loss carryforwards or valuation allowances.

11.	Subsequent Events

In connection with the preparation of financial statements, the Company evaluated subsequent events through March 1, 2012, the date these financial statements were available to be issued.

On January 12, 2012, the parties in the Ineos litigation signed a settlement agreement in which they agreed to dismiss all claims. Pursuant to the settlement, on February 10, 2012, Ineos received from the Company a $2.5 million cash payment and 2,125,000 shares of Series D convertible preferred stock, after which all asserted claims were dismissed, and a mutual release of future claims became effective. However, the release does not preclude Ineos from bringing claims against the Company arising out of conduct occurring after the effective date of the settlement agreement, or from bringing certain claims against the Company arising out of conduct prior to the effective date of the settlement agreement. In addition, Ineos has the right to receive 2.5% of future ethanol royalties and license fees received by the Company from third parties who license our technology, subject to a cap with a net present value of $20 million, which will be increased based on future interest rates. The litigation settlement liability has been recorded in the financial statements as of December 31, 2011 (see Note 6).

On February 23, 2012 the Company signed non-binding term sheets with a selected technology provider regarding a license of technology for the project combined with a minority equity investment by this selected technology provider in Phase I of Flagship. The final terms of any joint venture are subject to further negotiations and the execution of definitive documentation. Due to the non-binding nature of the term sheets entered into during 2012, no amounts have been recorded in the Company’s financial statements as of December 31, 2011.

There were no other subsequent events that are required to be recognized or disclosed in these financial statements.

             Shares

Coskata, Inc.

Common Stock

PRELIMINARY PROSPECTUS

                    , 2012

Citigroup

Barclays

Piper Jaffray

Raymond James

Until                     , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee	$11,460
FINRA filing fee	10,500
NASDAQ listing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees and expenses	*
Other expenses	*

Total	$

*	To be provided by amendment.

Item 14.	Indemnification of directors and officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We have entered into indemnification agreements with certain of our executive officers and directors pursuant to which we have agreed to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities. See “Item 17. Undertakings” for a description of the Commission’s position regarding such indemnification provisions.

Item 15.	Recent sales of unregistered securities

Set forth below is certain information regarding the shares of our capital stock issued, and equity awards granted, by us within the past three years that were not registered under the Securities Act, the consideration, if any, received by us for such shares or equity awards and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. No underwriters were involved in any of the issuances or grants described below.

The table below sets forth certain information regarding our sales of unregistered securities since November 1, 2008:

Date of Sale	Title of Class of Security	Number of Shares	Proceeds
April 19, 2010	Series C convertible preferred stock	3,958,337		$23.7 million

August 3, 2010	Series C convertible preferred stock	945,833		$5.7 million

August 3, 2011	Series D convertible preferred stock	2,885,715		$20.2 million

February 10, 2012	Series D convertible preferred stock	2,125,000	$	—(1)

(1)	Issued in connection with the settlement of a litigation matter.

The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act since each such transaction did not involve a public offering. In that regard, each purchaser of these securities represented to us in connection with such offer and sale that it was an “Accredited Investor” within the meaning of Rule 501 of Regulation D under the Securities Act and that it was acquiring such securities in these transactions for investment only and not with a view to or for sale in connection with any distribution thereof. These offers, sales and issuances were generally made to existing stockholders or persons with whom we otherwise had an existing business relationship.

Since November 1, 2008, we have issued 17,000 shares of common stock and options to purchase 3,061,148 shares of our common stock to certain of our employees and consultants under our Amended and Restated 2006 Stock Option Plan. These grants were made in the ordinary course of business and did not involve any cash payment from the recipients. These grants did not involve a “sale” of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance on Rule 701 under the Securities Act.

Appropriate legends were affixed to the securities issued in all of these transactions. None of the share numbers set forth in this Item 15 have been adjusted to give effect to the conversion of our convertible preferred stock into common stock.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedule

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)        For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)        For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warrenville, State of Illinois, on March 27, 2012.

Coskata, Inc.

By:	/S/ WILLIAM J. ROE
Name: William J. Roe
Its	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities indicated on March 27, 2012.

Signature	Title

/S/ WILLIAM J. ROE William J. Roe	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ DAVID J. BLAIR David J. Blair	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

* Bradley J. Bell	Director

* Benoit Charpentier	Director

* T. Kevin DeNicola	Director

* Samir Kaul	Director

* James Kiggen	Director

* Andrew Perlman	Director

Signature	Title

* William Wiberg	Director

*	The undersigned by signing his name hereto, does sign and execute this Amendment No. 3 to Registration Statement on Form S-1 pursuant to the Power of Attorney created by the above named officers and directors of Coskata, Inc. and filed with the Securities and Exchange Commission.

/S/ DAVID BLAIR David Blair Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1**	Amended and Restated Certificate of Incorporation of Coskata, Inc.
3.2*	Form of Amended and Restated Certificate of Incorporation of Coskata, Inc., to be effective upon completion of this offering.
3.3**	Amended and Restated Bylaws of Coskata, Inc.
3.2*	Form of Amended and Restated Bylaws of Coskata, Inc., to be effective upon completion of this offering.
4.1*	Specimen Common Stock certificate.
5.1**	Form of opinion of Kirkland & Ellis LLP.
10.1**	Amended and Restated Coskata, Inc. 2006 Stock Option Plan.
10.2**	Form of Stock Option Agreement under the Amended and Restated 2006 Stock Option Plan.
10.3	Form of 2012 Incentive Compensation Plan.
10.4	Form of Non-Qualified Stock Option Agreement under the 2012 Incentive Compensation Plan.
10.5	Form of Restricted Stock Agreement under the 2012 Incentive Compensation Plan.
10.6	Form of Restricted Stock Units Agreement under the 2012 Incentive Compensation Plan.
10.7	Form of Incentive Stock Option Agreement under the 2012 Incentive Compensation Plan.
10.8	Form of Stock Appreciation Right Agreement under the 2012 Incentive Compensation Plan.
10.9**	Amended and Restated Investors’ Rights Agreement, dated August 3, 2011, by and among Coskata Inc., GPV Fund II LLC and each stockholder listed on Schedule A thereto.
10.10**	Amended and Restated Voting Agreement, dated August 3, 2011, by and among Coskata, Inc. and those stockholders listed on Schedule A and Schedule B thereto.
10.11**	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated August 3, 2011, by and among Coskata, Inc. and the stockholders identified on the signature pages thereto.
10.12**	Offer Letter, dated September 4, 2007, between Coskata, Inc. and William J. Roe.
10.13**	Offer Letter, dated February 19, 2008, between Coskata, Inc. and David Blair.
10.14**	Offer Letter, dated January 18, 2007, between Coskata, Inc. and Richard Tobey.
10.15**	Offer Letter, dated July 16, 2008, between Coskata, Inc. and Jeffrey Burgard.
10.16**	Offer Letter, dated November 20, 2008, between Coskata, Inc. and James Fawley.
10.17†*	Amended and Restated Bio-Propanol Joint Development Agreement, dated March 26, 2012, by and between Coskata, Inc. and Total Petrochemicals Research Feluy S.A.
10.18**	Form of Indemnification Agreement between Coskata, Inc. and each of Andrew Perlman, William J. Roe, William Wiberg, Bradley Bell, David Blair, James Kiggen, Benoit Charpentier, T. Kevin DeNicola and Samir Kaul.
10.19**	Offer Letter, dated June 15, 2011, between Coskata, Inc. and Richard Troyer.
21.1**	Subsidiary of Coskata, Inc.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1**	Powers of Attorney (included on signature page).

*	To be filed by amendment.
**	Previously filed.
†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been provided separately to the SEC.